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07027061

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

B OCT 05 2007

THOMSON FINANCIAL

FILE NO. 82- 34677

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dev

DAT : 10/5/07

Jiangsu Expressway Company Limited

(Hong Kong Stock Exchange Stock Code: 177)

2006

Annual Report

12-31-06
AR/S

expanded capacity

Expanded Future



Corporate Mission

Contributing to the harmony and development of the society through dedicated efforts to provide quality expressway services and continuous enhancement of corporate value.

Management Principle

A regulated system with integrity; Clear division of labor; Care for staff; Continued improvement.

Staff Spirit

To serve with sincerity; To team up with unity; To dedicate with a sense of duty.



IMPORTANT

The board of directors (the "Board"), the supervisory committee and the directors, supervisors and senior management of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from this report; and severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report. Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Ms. Liu Wei, Financial Controller warrant the truthfulness and completeness of the financial statements in this annual report. The Audit Committee of the Company has reviewed the financial statements for the year.

contents





Company Profile



The Company is principally engaged in the investment, construction, operation and management of the Jiangsu Section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") and other toll highways within Jiangsu Province owned or invested by the Group. It also develops passenger transport and other ancillary services along these highways (including refueling, catering, retailing, automobile repair and maintenance, advertising and accommodation, and so forth).

The Company is the only listed company in Jiangsu Province's transport and infrastructural industry. On 27 June 1997, the Company issued 1,222,000,000 H shares which were listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). On 16 January 2001, the Company issued 150,000,000 A shares which were listed on the Shanghai Stock Exchange ("Shanghai Stock Exchange"). The Company established Sponsored Level I American Depositary Receipt Programme ("ADR") which came into force on 23 December 2002, trading in the over-the-counter market in the United States of America. As at 31st December 2006, the total share capital of the Company was 5,037,747,500 shares.

The Company is principally engaged in the investment, construction, operation and management of toll roads and bridges. Apart from Shanghai-Nanjing Expressway, the Company also owns the entire or partial interests of other toll roads and bridges located in Jiangsu Province, including the Jiangsu Section of G312, Xicheng Expressway, Guangjing Expressway, the Nanjing Section of Nanjing-Lianyungang Highway, Jiangyin Yangtze Bridge and Sujiahang Expressway. As at 31 December 2006, the highway mileage managed by the Company exceeded 700 km, with total assets amounting to RMB26.43 billion. The Company is one of the PRC's largest listed companies in the toll road industry in terms of total assets managed.

The Company's operations are located in one of the most energetic economic regions in the PRC –Yangtze River Delta. The roads and bridges owned or invested by the Company are major road transportation corridors linking east-to-west and south-to-north in Jiangsu Province. The active economy results in busy transportation. The Jiangsu Section of Nanjing-Shanghai Expressway, as the Company's core asset, connects six major cities, including Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing, and has become one of the busiest highways in the PRC.

The Company, Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng"), Jiangsu Ninghu Investment Development Co., Ltd. ("Investment Co.") and Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") are collectively referred to as the "Group".

Asset Structure of the Group



H Shareholders (24.26%)
Jiangsu Communications Holdings Company Ltd. (54.44%)
Huajian Transportation Economic Development Centre (11.69%)
Other A Shareholders (9.61%)
Jiangsu Expressway Company Limited
Jiangsu Section of Shanghai-Nanjing Expressway (100%)
Jiangsu Section of G 312 (100%)
Nanjing Section of Nanjing-Lianyungang Highway (100%)
Jiangsu Ninghu Investment Development Co., Ltd. (95%)
Jiangsu Guangjing Xicheng Expressway Co., Ltd. (85%)
Jiangsu Sundian Engineering Co., Ltd. (70%)
Suzhou Sujiahang Expressway Co., Ltd. (33.33%)
Jiangsu Kuailu Bus Transportation Shares Co., Ltd. (33.2%)
Jiangsu Yangtze Bridge Co., Ltd. (26.66%)

Financial and Operating Highlights

Financial statements for the year 2006 prepared by the Company in accordance with the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards") and Hong Kong Financial Reporting Standards ("HKFRS") were audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu, whose audited report expressed an unqualified opinion on the financial statements.

According to the PRC Accounting Standards, the financial highlights of the Group as at 31 December 2006 are as follows:

Item	RMB'000
Operating revenue (including revenue from principal operations and income from other operations)	4,098,477
Gross profit	1,716,027
Net Profit	1,127,781
Net profit after non-recurring profit / loss	1,132,176
Profit from principal operations	2,260,677
Profit from other operations	3,000
Profit from operations	1,606,297
Investment income	117,801
Subsidy income	1,810
Non-operating income/expenses, net	-9,882
Net cash flow from operating activities	2,441,451
Net increase/decrease in cash and cash equivalents	-277,183

According to the HKFRS, the financial highlights of the Group as at 31 December 2006 are as follows:

Item	RMB'000
Revenue, net	3,925,569
Profit from operations	2,088,006
Profit before taxation	1,762,326
Profit attributable to equity holders of the Company	1,174,111
Net cash flow from operating activities	1,936,501
Net increase/decrease in cash and cash equivalents	-277,183

Differences between the PRC Accounting Standards and HKFRS:

The differences between the statutory financial statements of the Group prepared in accordance with the PRC Accounting Standards and the financial statements of the Group prepared in accordance with HKFRS are summarized as follows:

Unit: RMB'000

	Net Profit		Net Asset	
	2006	2005	**As at 31 December 2006**	As at 31 December 2005
As reported in PRC statutory financial statements	1,127,781	696,456	15,029,868	14,632,560
HKFRS adjustments:				
– Valuation and depreciation of fixed assets	34,302	33,684	(1,413,276)	(1,447,578)
– Deferred taxation	31	(74,601)	8,014	7,983
– Non-amortization of goodwill of associates	12,516	12,516	25,032	12,516
– Release of negative goodwill of associates	(519)	(519)	1,817	2,336
– Others	–	492	–	–
As reported in these financial statements prepared in accordance with HKFRS	1,174,111	668,028	13,651,455	13,207,817

Non-recurring profit/loss comprises the following:

Unit: RMB'000

Item	2006
Loss on disposal of fixed assets	-15,272
Profit from disposal of long-term equity investment	-714
Government grants	1,810
Gain from short-term investments	387
Gain from project investments	1,840
Other non-operating incomes and expenses	5,390
Effects of income tax	2,164
Total	-4,395



Principal accounting data of the Group under the PRC Accounting Standards for the past five years:

Unit: RMB'000

Principal accounting data	2006	2005	2004	2003	2002
Revenue from principal operations	4,046,256	2,194,736	3,060,081	2,731,760	2,314,373
Gross profit	1,716,027	944,436	1,390,204	1,447,833	1,235,272
Net profit	1,127,781	696,456	826,725	950,531	816,833
Net profit after non-recurring profit/loss	1,132,176	706,513	1,104,208	944,738	819,725
Net cash flow from operating activities	2,441,451	1,285,000	1,675,403	1,453,795	1,301,452
	End of 2006	**End of 2005**	**End of 2004**	**End of 2003**	**End of 2002**
Total assets	26,425,207	27,223,147	20,638,701	16,732,357	15,081,793
Shareholders' equity (excluding minority interests)	15,029,868	14,632,560	14,666,085	14,562,325	14,268,109

Principal financial indicators of the Group under the PRC Accounting Standards for the past five years:

Unit: RMB

Principal financial indicator	2006	2005	2004	2003	2002
Earnings per share	0.224	0.138	0.164	0.189	0.162
Return on net assets (%)	7.50	4.76	5.64	6.53	5.72
Return on net assets after non-recurring profit/loss (%)	7.53	4.83	7.53	6.49	5.75
Weighted average return on net assets after non-recurring profit/loss (%)	7.68	4.87	7.56	6.55	5.91
Net cash flow from operating activities per share	0.48	0.26	0.33	0.29	0.26
	End of 2006	**End of 2005**	**End of 2004**	**End of 2003**	**End of 2002**
Net assets per share	2.98	2.90	2.91	2.89	2.83
Adjusted net assets per share	2.98	2.90	2.91	2.89	2.83

Change of shareholders' equity in accordance with the PRC Accounting Standards during the reporting period:

Unit: RMB

Item	Share capital	Capital reserve	Surplus reserve	Including: Statutory public welfare fund	Retained earnings	Total shareholders' equity
Amount as at beginning of the period	5,037,747,500	7,488,686,684	1,058,431,299	352,810,432	1,047,694,426	14,632,559,909
Increase during the period	–	–	135,704,490	–	992,076,871	1,127,781,361
Decrease during the period	–	–	–	352,810,432	730,473,388	730,473,388
Amount as at end of the period	5,037,747,500	7,488,686,684	1,194,135,789	–	1,309,297,909	15,029,867,882
Reasons for change	–	–	Withdraw 10% from profit after tax	Transfer to surplus reserve according to requirement	Operating results and distribution of dividends	



Principal accounting data of the Group under the HKFRS for the past five years:

Unit: RMB'000

Item	2006	2005	2004	2003	2002
Revenue, net	3,925,569	2,104,904	2,951,996	2,675,814	2,272,515
Gross profit	1,762,326	990,608	1,461,238	1,533,974	1,308,949
Profit attributable to equity holders of the Company	1,174,111	668,028	979,391	990,281	834,035
Net profit after non-recurring profit/loss	1,178,505	678,085	1,256,874	984,488	831,143
Net cash flow from operating activities	1,936,501	868,637	1,502,916	1,449,273	1,308,827
	End of 2006	**End of 2005**	**End of 2004**	**End of 2003**	**End of 2002**
Total assets	25,046,796	25,798,403	19,240,021	15,218,027	13,520,963
Shareholders' equity (excluding minority interests)	13,651,455	13,207,817	13,267,407	13,018,489	12,683,115

Principal financial indicators of the Group under the HKFRS for the past five years:

Unit: RMB

Principal financial indicator	2006	2005	2004	2003	2002
Earnings per share	0.233	0.133	0.194	0.197	0.166
Return on net assets (%)	8.60	5.06	7.38	7.61	6.58
Return on net assets after non-recurring profit/loss (%)	8.63	5.13	9.47	7.56	6.55
Weighted average return on net assets after non-recurring profit/loss (%)	8.84	5.16	9.63	7.69	6.58
Net cash flow from operating activities per share	0.38	0.17	0.30	0.29	0.26
	End of 2006	**End of 2005**	**End of 2004**	**End of 2003**	**End of 2002**
Net assets per share	2.71	2.62	2.63	2.58	2.52
Adjusted net assets per share	2.71	2.62	2.63	2.58	2.52

Five-Year Financial Highlights of the Group

(in accordance with HKFRS)



Unit:
RMB '000
Net Revenue
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
2,272,515
2,675,814
2,951,996
2,104,904
3,925,569
2002
2003
2006



Unit:
RMB '000
Net Profit
1,200,000
1,000,000
800,000
600,000
400,000
200,000
834,035
990,281
979,391
668,028
1,174,111
2002
2003
2004
2006



Unit:
RMB
Earnings per Share
0.25
0.20
0.15
0.10
0.05
0
0.166
0.197
0.194
0.133
0.233
2002
2006



Unit:
RMB
Net Assets per Share
3.0
2.5
2.0
1.5
1.0
0.5
0
2.52
2.58
2.63
2.62
2.71
2002
2006

Major Events in 2006

January

- Full opening of the 8-lane two-way Shanghai-Nanjing Expressway to public traffic on 1 January 2006 with traffic restrictions on trucks lifted. Normal operation was resumed accordingly.

- The Company commenced in full the work for the Share Segregation Reform.

March

- Ms. Liu Wei, the Company's Chief Financial Officer, was bestowed the honor of "Outstanding CFO of China" ("中國優秀 CFO") by the 2005 Who's Who Selection Committee of 《CFO China》.

April

- The 15th meeting of the fourth session of the Board announced the final results of 2005.

- Management of the Company conducted the annual results roadshow in Hong Kong.

- The relevant A shareholders meeting in respect of the Share Segregation Reform was held, with 76.83% consenting votes among circulating shareholders approving the Company's Share Segregation Reform proposal.

- The 16th meeting of the fourth session of the Board announced the 2006 first quarterly results.

May

- The Share Segregation Reform proposal for the Company's A-shares was implemented on 16 May. The stock abbreviation of the Company's A-shares was changed to "G Ninghu".

- The Company transferred its 35.71% equity interests in China Transportation HEAD New Technology (Shanghai) Co., LTD. ("China HEAD") to Jiangsu Expressway Information Engineering Co., Ltd. ("Information Engineering Co.")

June

- The expansion project of Shanghai-Nanjing Expressway successfully passed the inspection and delivery processes.

- The Company convened the 2005 annual general meeting to consider and approve various matters.

- Elections for all the directors and supervisors for the new sessions were held, with members comprising the fifth session of the Board, the Supervisory Committee and specialized committees of the Board elected.

- The Company distributed the 2005 dividends.



July

- The second meeting of the fifth session of the Board proposed issuance of the RMB4 billion asset securitization proposal.

August

- The Company convened the third meeting of the fifth session of the Board announcing the 2006 interim results. Management of the Company conducted the interim results roadshow in Hong Kong.

- The Company initiated the "Forum on the Jiangsu Expressway Spirit (寧滬精神大討論)" to cultivate a corporate spirit and promote the corporate culture.

September

- The 2006 first extraordinary general meeting of the Company approved the RMB4 billion asset securitization proposal and relevant materials for the proposal were submitted to the China Securities Regulatory Commission ("CSRC") for deliberation.

- The Company conducted a roadshow in the United States.

- Effective from 29 September, the stock abbreviation of the Company's A-shares was changed from "G Ninghu" back to the original "Ninghu Expressway".

October

- The Company convened the fourth meeting of the fifth session of the Board announcing the 2006 third quarterly results, as well as approving the proposed RMB1.5 billion trust investment plan.

November

- The Company won the Diamond Award in the H-share Companies Category of the "2006 Best Corporate Governance Disclosure Awards" organized by the Hong Kong Institute of Certified Public Accountants – the top prize in the category.

- The Company organized activities to celebrate its 10th anniversary of operation.

December

- The Company's place of business was moved to 238 Maqun Street, Nanjing.

for shareholders
by continuously
enhancing
corporate value



Report of the Directors

Ensuring long-term and stable return for shareholders is the Company's most important duty. In the past decade, Jiangsu Expressway has been generating high return for shareholders by continuously enhancing its corporate value. In its 10 years of listing, the Company has realized an aggregate of RMB6.715 billion in net profit, paying cash dividends for 9 consecutive years with a total of RMB4.845 billion distributed. The annual average dividend payout ratio is an impressive 72%.



(1) Chairman's Statement



To the Shareholders:

2006 marked the 10th anniversary of the Company's operation since commencement of its business, as well as the beginning of the Company's "second venture". It was a year of strategic importance on the Company's history of development. The 8-lane expansion project for Shanghai-Nanjing Expressway – the Company's operations cornerstone and core asset – was completed, embracing public users with a refreshed appearance. The Company's road traffic volume and operating results reached new highs since commencement. Progress was observed in all operations of the Company. The Company is ready for its second venture and is steadily marching into a new phase of development.

In 2006, the Group realized an operating revenue of RMB4,098,477,000, an increase of 83.57% as compared to the corresponding period of 2005. Under the PRC Accounting Standards, net profit realized was approximately RMB1,127,781,000 and eamings per share was approximately RMB0.224, an increase of approximately 61.93% as compared to the corresponding period of 2005. Under HKFRS, net profit realized was approximately RMB1,174,111,000 and earnings per share was approximately RMB0.233, an increase of approximately 75.76% as compared to the corresponding period of 2005.

1. A Decade's Development and Achievements

Owning Jiangsu Province's first expressway and as the province's first listed company of highway infrastructure projects, Jiangsu Expressway has gone through 3 phases of development over the past decade: the initial venture, the management enhancement stage, and the second venture. The first 10 years of operations represent a decade of venture, development and magnificence for the Company.

- **10 Years of Development**

— **Success in Capital Market Operation**

The Company's visionary and innovative moves in the capital market have established its position as a market pioneer in large infrastructure projects. In 1994, the Company became the first "China's Pilot Infrastructure Enterprise with a Society-Funded Joint Stock System". The Company's H-shares were listed in Hong Kong in 1997, and soon followed by an A-share offering in Mainland China in 2000. In 2002, the American Depositary Receipts ("ADR") of the Company were listed in the United States of America. Successful operation in the capital market has made the Company an internationalized listed firm with listing status in three cities (Shanghai, Hong Kong and New York) of two countries (China and the U.S.A.), whilst emulating the world standards in terms of corporate governance and operation.



— Positive Expansion of Capital

Successful operation in the capital market has also served to provide capital sources for the Company's development and growth. The Company has achieved a positive expansion of capital by continuously acquiring and investing in quality assets, transforming itself from the operator of a single expressway to the manager of six highways and a bridge with a total mileage of over 700 km. All these projects are the best in Jiangsu Province. At present, the Company owns three subsidiaries and has equity interests in three associates, with RMB27 billion in total assets and becoming China's largest listed highway operator in terms of asset scale.

— Regulated Corporate Governance



The Company has made internationalization its primary aim since its listing, following strict compliance with listing rules to maintain a sound foundation of governance and regulated operation procedures. The Company also dedicates itself to enhancing its corporate governance standards, thereby establishing the corporate image of being a regulated and healthy enterprise. By striving to cultivate a good relationship and harmonious atmosphere between the Company, the market and the shareholders and to achieve interactive and mutually trusting communications with investors, the Company demonstrates the character of an excellent and pro-active company. Adhering to the principle of integrity and aiming to increase corporate transparency, the Company has been dedicating to establishing itself as a company with integrity and transparency in the marketplace.

— Enhancement of Management Quality

In the past decade, we have been tirelessly exploring and enhancing the operational management of expressways. We have made constructive ventures in system innovations, management innovations and technical innovations, making the Company the first expressway management company in China to receive the accreditation on an integrated quality, environment and occupational health and safety management system. At the same time, the Company stimulates the dedication and service spirit of the staff by cultivating a healthy and progressive corporate culture. Based on the corporate mission of "Contributing to the harmony and development of the society through dedicated efforts to provide quality expressway service and through continuous enhancement of corporate value", we promote the spirit of "To serve with sincerity; To team up with unity; To dedicate with a sense of duty" among our staff. Our aim is to provide quality services to our users and to make the Company a top-calibre service provider.

— **Realizing the Second Venture**

To cope with the demand posed by the social and economic development of the region and to realize the Company's long-term strategic goals, the Board of the Company decided to proceed with the 8-lane expansion of Shanghai-Nanjing Expressway. The expansion project has boosted the expressway's overall calibre, from standards, quality, services, environment to management. The project has further reinforced the core competitiveness of the Company's core asset, enabling the Company to maintain its leadership role in the sector and building an elevated platform of venture for the Company's long-term development.

- **10 Years of Achievements**

— **Exemplary Contributions to the Society**

The social and economic development of the region has contributed to the Company's excellent results, and the Company's strong sense of duty to the society and users motivates it to reciprocate the society's contribution and serve the public. In its 10 years of operation, the Company has substantially mitigated the strained traffic condition along its roads. This has significantly improved the quality of infrastructure of the southern part and even the whole of Jiangsu Province, effectively facilitating the rapid social and economic development of local communities along the Company's roads. During its 10 years of operation, the Company has provided excellent services to drivers or passengers of almost 300 million vehicles, realizing an aggregate of RMB9.975 billion in profit and paying an aggregate of RMB3.619 billion in taxes, making positive contributions to the social progress and economic development of the region.

— **High Return for Shareholders**

Ensuring long-term and stable return for shareholders is the Company's most important duty. In the past decade, Jiangsu Expressway has been generating high return for shareholders by continuously enhancing its corporate value. In its 10 years of listing, the Company has realized an aggregate of RMB6.715 billion in net profit, paying cash dividends for 9 consecutive years with a total of RMB4.845 billion distributed. The annual average dividend payout ratio is an impressive 72%.

2. 2006 Review

In 2006, the expansion project of Shanghai-Nanjing Expressway was completed and passed inspection a year ahead of schedule. While the operational management of an 8-lane expressway was an entirely new concept for us, the operation in the past year showed that with all preparatory measures ready, no difficulties were observed in terms of management. Its operation was stable and in good order, offering users a safe, comfortable and fast travel environment of high quality. The Company's service quality and responsiveness were highly acclaimed by the public at large.



As the Company's core asset, the 8-lane Shanghai-Nanjing Expressway recorded satisfactory recovering growth after it has come into operation, leading to an improvement in the Company's businesses across the board. The Company's road traffic volume and operating results all reached historic highs in 2006. At the same time, the Company further stepped up its efforts in enhancing its internal management system, implementation of decisions and risk control. Thorough improvement was observed in the Company's asset management, cost controls, human resource reforms, regulated operations, management procedures and so forth.

In 2006, the Company successfully completed the share segregation reform in accordance with the requirements of the China Securities Regulatory Commission ("CSRC"), striking a balance between the interests of shareholders of circulating shares and those of non-circulating shares and achieving the best scenario of benefiting all sides. Continued progress was made with regard to corporate governance issues such as company management, equity management and investor relations. At the end of 2006, the Company won the Diamond Award (the top prize in the category) in the H-share Companies Category of the Best Corporate Governance Disclosure Awards organized by Hong Kong Institute of Certified Public Accountants.

3. Development Environment and Strategies

The past decade has laid a solid foundation for the long-term development of Jiangsu Expressway. As we stand on an elevated platform of venture upon completion of the 8-lane expansion project of Shanghai-Nanjing Expressway, we feel that the future has just started.

- **Development Environment**

— **Economic Trends**

The domestic macroeconomic environment is generally favorable for 2007. Domestically, the positive impacts of macroeconomic control measures are gradually emerging. The continuity and stability of the measures will be maintained, and the economy's performance will become more solid. Such trends will offer new opportunities for the development of Jiangsu's economy, and it is estimated that the quality and efficiency of the province's economic performance will see further improvement. The sustained development of the regional economy will facilitate stable growth for the Company's economic efficiency.

— **Development of Transportation Infrastructure**

China's highway sector is currently in a stage of rapid development. According to the planning guidelines of the Eleventh Five-year Plan (2006-2010) promulgated by the State in 2006, preference is given to developing the transportation industry. The State and local governments have also devised comprehensive and forward-looking plans for transportation networks. We will see substantial demand for investment in China's highway sector in the future. According to the Eleventh Five-year Plan for the expressways of Jiangsu Province, 1,200 km of new expressways will be built by 2010, propelling the total mileage to 4,000 km. In the meantime, the region's civilian vehicle ownership maintains rapid growth. All these imply expansive development prospects and potential for the toll highway sector over a considerably long period in the future, thereby offering good development opportunities to the Group.

- **Upcoming Challenges**



The sustained economic growth and the increasingly regulated market environment provide opportunities for the Group's development. At the same time, the Board and the management are also acutely aware of all the risks and challenges facing the Group at present. In our view, at this moment we have to resolve the following market and management challenges: potential competition and diversion effects will inevitably arise as a result of re-distribution of traffic flows caused by road network expansion; further challenges on traffic control, road maintenance and repair, safety management and cost control resulting from the operation of an 8-lane expressway; a more demanding attitude towards service quality and responsiveness of the Company as a result of the community's high expectations on the new Shanghai-Nanjing Expressway, whereas our management level is still behind that of the first-class road facilities; pressure and risks on the rapid growth of the Company's short-term results due to the increases in asset depreciation and gearing ratio; and mounting difficulties in choosing investment projects in future due to a continuous rise in project construction and financing costs.

- **Business Strategies**

In light of various challenges, we will implement strategic measures upon a solid assessment of our own advantages and deficiencies, in order to facilitate stable growth for the Company.

In the new year, the Company will devote itself to road operation and management, elevating its service quality and ensuring an orderly operation of its roads. The Company will enhance its core competitiveness in all aspects, so as to embody its competitive edge on excellent road quality and advanced operating principles, apart from its impressive geographical location. It will continuously carry out operational innovations and enhance operating mechanisms, thereby ensuring rapid and efficient proceeding of various tasks. Accordingly, the Company will raise its quality in terms of operation, management and services, and maintain its nationwide leadership position in the construction and management of expressways.

Facing the existing financial pressure, the Company will strengthen effective controls over operating costs and financing costs. With no contributions from new projects for the time being, the Company will fully exploit the growth potential of existing projects to raise the overall return rate of the Company's assets. The Company will also explore and seek new financing approaches to reduce financing costs, in order to enhance profitability and maintain a stable growth of the Company's results.

In terms of investment strategy, the Company will continue to focus its attention on the investment, construction, operation and management of toll highways. At the same time, the Company will fully capitalize on the favorable opportunities presented by the sector's development and an active market, with a view to selecting quality projects and timely enhancing the development potential of the Company so as to achieve stable and sustainable development.

Dear shareholders, the current fifth session of the Board was formed upon the election of a new session held in 2006. In the next three years of the term of office, the fifth session of the Board will continue to perform its duties with diligence and integrity and will fully capitalize on the professional expertise of our Directors, striving to enhance the decision-making efficiency and governance standards of the Company. With the abundant experiences in operational management and market operations amassed in the past decade of development, the Board will lead the Company to set off from the starting point of yet another new venture, marching towards further success.

Shen Chang Quan
Chairman

23 March 2007

(2) Schedule of Work of the Board of Directors

Meeting No. and Board Session	Date of Meeting	Designated Websites and Newspapers for Information Disclosure on which Board Resolutions were Published	Date of Disclosure
15th Meeting of the Fourth Session of the Board	7 April 2006	www.sse.com.cn	10 April 2006
16th Meeting of the Fourth Session of the Board	28 April 2006	www.hkex.com.hk	8 May 2006
17th Meeting of the Fourth Session of the Board	30 May 2006	www.jsexpressway.com	31 May 2006
1st Meeting of the Fifth Session of the Board	5 June 2006	China Securities Journal	6 June 2006
2nd Meeting of the Fifth Session of the Board	12 July 2006	Shanghai Securities News	13 July 2006
3rd Meeting of the Fifth Session of the Board	18 August 2006	Hong Kong Economic Times	21 August 2006
4th Meeting of the Fifth Session of the Board	26 October 2006	South China Morning Post	27 October 2006

(3) Implementation of Resolutions Approved at the General Meetings

1. 2005 Profit Distribution Scheme

At the annual general meeting held on 5 June 2006, the following profit distribution scheme for 2005 was considered and approved: a cash dividend of RMB1.45 (tax inclusive) for every 10 shares shall be distributed to all shareholders on the basis of a total share capital of 5,037,747,500 shares at the end of 2005. The Board of the Company, with authorization given by the shareholders' general meeting, decided that the record date for determining the entitlements of domestic shareholders was 15 June 2006, and the ex-dividend date was 16 June 2006. Dividends for H-share holders are denominated in RMB and payable in HK dollar, and a cash dividend of HK$1.402 was paid for every 10 shares held. The deadline for registering transfer of H shares for dividends was 5 May 2006. The dividends were declared on 5 June 2006 and were paid on 26 June 2006. The profit distribution scheme for 2005 has been completed.

2. Principal and Interest Repayment for Short-Term Financing Bills

At the extraordinary general meeting held on 9 September 2005, the Company's proposed issuance of short-term commercial papers with an aggregate amount of not exceeding RMB4 billion was considered and approved. Short-term financing bills with an aggregate amount of RMB4 billion and a term of one year were issued to inter-bank institutional investors in two tranches on 23 September 2005 and 7 November 2005 respectively. Maturity dates of the afore-mentioned commercial papers were September 2006 and November 2006 respectively. The Company has repaid the principal and interests accordingly as scheduled.

3. **Share Segregation Reform of A-Shares**

On 24 April 2006, the Company held a relevant shareholders' meeting on the A-share segregation reform. At the meeting, the following share segregation reform proposal of the Company was considered and approved: the non-circulating shareholders shall transfer 48,000,000 shares to the circulating A-shareholders at zero consideration, representing a consideration of 3.2 shares paid by the non-circulating shareholders for every 10 circulating A-shares held by the circulating A-shareholders. On 16 May 2006, the afore-mentioned consideration shares obtained listing status and became circulating shares in the market. Accordingly, the Company's share segregation reform was fully completed. The circulating shares with selling restrictions will obtain listing status in stages upon fulfillment of the selling restrictions.

4. **Asset-Backed Special Revenue Asset Management Scheme**

At the first extraordinary general meeting for year 2006 held on 4 September 2006, the following was considered and approved: the Company would implement the Special Revenue Asset Management Scheme backed by the Shanghai-Nanjing Expressway toll revenue in a designated period in the future which is equivalent to a pre-determined sum to raise up to RMB4 billion with a scheme period of not exceeding five years. As at the date of this annual report, relevant materials for the proposal were submitted to the China Securities Regulatory Commission ("CSRC") for deliberation.

(4) 2006 Profit Distribution Scheme Proposed by the Board

According to the audited results reported by auditors, the Group realized a net profit of RMB1,127,781,000 in 2006 under the PRC Accounting Standards. Earnings per share was RMB0.224. Under HKFRS, the net profit was RMB1,174,111,000, and earnings per share was RMB0.233. Pursuant to relevant provisions of the Ministry of Finance and the Articles of Association of the Company, in the event of any discrepancy between the profit of the Company calculated in accordance with the PRC Accounting Standards and that as calculated in accordance with HKFRS, whichever is lower will prevail.



Based on the total share capital of the Company of 5,037,747,500 shares, the Board has proposed to pay a final dividend of RMB0.19 (tax inclusive) per share to all shareholders. The afore-mentioned profit distribution scheme proposed by the Board will be submitted for consideration and approval at the 2006 annual general meeting. The exact date and procedures for the payment of final dividends will be announced separately.

operating results reached

historic highs



Management Discussion and Analysis

The 8-lane Shanghai-Nanjing Expressway recorded satisfactory recovering growth after it has come into operation, leading to an improvement in the Company's businesses across the board. The Company's road traffic volume and operating results all reached historic highs in 2006.





(1) Review of Operations

In 2006, the 8-lane Shanghai-Nanjing Expressway came into full operation. Its excellent road facilities offer a solid platform of hardware for operational management. The Company rapidly achieved the strategic transition of its work focus from project construction to operational management, weathering challenges on traffic control, road maintenance and repair, safety management and cost control posted by the operation of the 8-lane expressway. New breakthroughs were observed in operational management, with operating results exceeding expectations. Full-fledged progress was seen in all operations, giving the Company a solid start as it entered a new stage of development of its "second venture".



1. Results of Operational Management

- The expansion project of Shanghai-Nanjing Expressway was completed one year ahead of schedule and was successfully delivered and inspected on 28 June, setting a national record in terms of expressway construction. The quality of the construction works has achieved the highest level among current expressway expansion projects in the PRC.
- Research work for the expansion project yielded remarkable results. During the year, 16 research items were verified and 3 passed the delivery and inspection processes. A significant number of research results are trailblazing in the domestic scene and are of advanced level by international standards.
- In its first year of operation, the 8-lane Shanghai-Nanjing Expressway provided road users with a safe, comfortable and fast traffic environment of high quality. The Company was actively developing the on-site management and operating mechanisms for the 8-lane expressway, and has basically fulfilled the new management requirements. The overall operation was steady and in good order, and the Company's service quality and responsiveness were highly acclaimed by the public at large.
- As the Company's core asset, the 8-lane Shanghai-Nanjing Expressway recorded satisfactory recovering growth after it has come into operation, leading to an improvement in the Company's businesses across the board. The Company's road traffic volume and operating results all reached historic highs in 2006.
- The Company further stepped up its efforts in enhancing its internal management system, implementation of decisions and risk control. Thorough improvement was observed in the Company's asset management, cost control, human resource reform, regulated operation, management procedures and so forth.



- Striking a balance between the interests of shareholders of circulating shares and those of non-circulating shares: The Company's A-share segregation reform proposal was passed by 76.83% of affirmative votes among A-share holders entitled to vote, achieving the best scenario of benefiting all sides and completing the share segregation reform in total success.
- The Company is dedicated to enhancing profitability, through continuous supervision of budget execution, with budget indicators such as operating revenue, costs and profit fully tracked. Cost control was strengthened, and rational debt structure arrangements were made. New financing channels were explored, effectively lowering financing costs.
- Continued progress was made with regard to corporate governance issues such as company management, equity management and investor relations. Nine large-scale roadshows and promotional activities were held in the year, including two roadshows in Hong Kong and one in the U.S.A. At the end of 2006, the Company won the Diamond Award (the top prize in the category) in the H-share Companies Category of the Best Corporate Governance Disclosure Awards organized by Hong Kong Institute of Certified Public Accountants.



- The Company carried out a full implementation of the remuneration system reforms transforming the technical skill-based salary policy into a position-based salary policy determined by performance, thereby rationalizing the remuneration system. The Company treats its staff with respect, care and nurturing, creating a sound development platform for the staff. This enhances the Company's internal vigor as well as its overall competitiveness. In 2006, the Company was awarded the title — "Model Enterprise with Integrity in Labor Protection".
- By creating a corporate spirit and nurturing a corporate culture, the Company has developed a harmonious, healthy and progressive corporate atmosphere. The Company strives to instill enthusiasm, creativity and a sense of belonging in the staff, seeking harmonious and unified development between the Company and its staff.

2. **Key Tasks of the Year**

- **Road Operational Management**

— Moving forward with the remaining ancillary works of the Shanghai-Nanjing Expressway expansion project at full speed, while completing the main construction and traffic facilities of the project;

— Completing the review of over 2600 design amendments on the main construction works and basically finishing the account settlement of works, thereby exercising effective control on overall investments;

— Actively exploring the on-site management and operating mechanisms for 8-lane roads, and improving road traffic control and safety management;

— Stepping up the crackdown on toll evasion of vehicles at Jiangsu Section of G312's toll stations and the communication and coordination with government authorities;

— Establishing maintenance and repair work areas for the organic integration of maintenance, repair and hindrance prevention works, thereby enhancing efficiency;

- Expanding the operation of service area projects to cultivate a pleasant environment and improve the quality of service;

- Strengthening road inspection to enhance the ability and responsiveness towards unexpected incidents, so as to ensure road safety and smooth traffic.

- **Financial and Financing Management**

- Strengthening budget control, effectively monitoring the whole process of the implementation of budgets and enhancing control over operating costs;

- Arranging fundraising and financing plans to ensure sufficient funding for the Company's expansion projects and daily operational management;

- Expanding financing channels through the issuance of short-term trust financial products of RMB1,500,000,000 and the application for asset securitization;

- Rationalizing the arrangement of loan sizes, loan terms and loan structures to strive for lower financing costs.

- **Governance of the Listed Company**

- Successfully completing the share segregation reform, balancing the interests of different parties and achieving benefits for all involved parties;

- Completion of electing directors and supervisors of a new session, with formation of the fifth session of the Board, Supervisory Committee and relevant committees;

- Actively developing investor relations management with nine large-scale roadshows and promotional activities held;

- Protecting the legitimate interests of minority shareholders by completing the shareholding trust and consideration repayment procedures for social legal person shares.

- **Project Investment Management**

- Commencing studies for solutions through a complete study and analysis on the sectional traffic volumes and the evasion routes of vehicles of the Jiangau Section of G312;

- Focusing on the core businesses and effectively integrating the Company's assets by completing the transfer of China HEAD's equity interests;

- Implementing the planning and contract management system to strengthen the Company's control over investment risks;

- Regulating operational procedures for resources procurement and project sub-contracting and expanding the scopes of public tenders, thereby effectively reducing operating costs.

- **Human Resources Management**



- Fully implementing the position-based salary policy and enhancing the relevant performance appraisal methods;
- Rationalizing workforce arrangement for positions and enhancing staff deployment management;
- Focusing on staff development and training, and developing staff training programs to meet the Company's operational management needs;
- Showing care for the staff and protecting their legitimate rights and interests through contributions to the corporate annuity scheme, social insurances and supplementary insurances;
- Establishing the Labor Dispute Settlement Committee and entering into collective contracts with the staff to boost the labor union's membership rate from 60% to 99%.

- **Internal Integrated Management**

- Improving and revising the quality, health and safety systems in accordance with international standards, achieving an amendment rate of 38% with 58 off-system management documents rectified and verifications from China Quality Certification Center obtained;.
- Establishing QC groups and adopting the 6S management method for frontline staff to enhance frontline management skills;
- Upgrading and expanding the functions of the Company's integrated information management system and its respective sub-systems;
- Establishing the legal affairs management system of the Company to control potential legal risks;
- Initiating the "Forum on the Jiangsu Expressway Spirit" among staff to cultivate a corporate spirit and promote our corporate culture.

3. Annual Operating Results

In 2006, the Group realized an operating revenue of RMB4,098,477,000, an increase of 83.57% as compared to the corresponding period of the pervious year. Under the PRC Accounting Standards, net profit realized was approximately RMB1,127,781,000 and earnings per share was approximately RMB0.224, an increase of approximately 61.93% as compared to the corresponding period of the pervious year. Under HKFRS, net profit realized was approximately RMB1,174,111,000 and earnings per share was approximately RMB0.233, an increase of 75.76% as compared to the corresponding period of the pervious year.

The substantial growth in results was mainly attributable to the following factors:

- **Continued economic growth**

Economic growth is a determinant of a rising demand for transportation. In 2006, China's GDP recorded an increase of 10.5% over the corresponding period of the previous year, maintaining the rapid and steady growth momentum which has been sustained for years. The GDP of Jiangsu Province (the "Province"), where the Group's operating region is located, recorded an increase of approximately 14.9% over the corresponding period of the previous year and remained at a high level. The GDP's of neighboring Shanghai, Zhejiang, Shandong and Anhui in 2006 increased respectively by 12%, 13.6%, 14.7% and 12.9% over the corresponding period of the previous year. All such growth rates were above the national average level. Overall, the economy is staying robust.

With a sustained and speedy growth in the economy across Jiangsu Province and a remarkable rise in the frequency of travels by local residents as a result of an increase in their personal incomes and consumption levels, the transportation sector in Jiangsu Province was heading towards a favorable and speedy development trend in 2006. The volumes of passenger and cargo transportation increased by approximately 11.9% and 18.8% respectively over the corresponding period of 2005. Of such increases, the volumes of passenger and cargo transportation by means of highways increased by approximately 11.2% and 10.5% respectively over 2005.

- **Significant increase in automobile ownership**

In 2006, ownership of automobiles, private cars in particular, continued to surge at a fast pace in Jiangsu Province. By the end of 2006, the number of civilian motor vehicles owned by local residents in the Province reached 2,408,000, up by approximately 25.3% over 2005. Among these, the number of private car ownership amounted to 1,483,700, representing an increase of approximately 35.6% over 2005.



- **Full Opening of the 8-Lane Shanghai-Nanjing Expressway**

As from 1 January 2006, owing to the full opening of the 8-lane main road of the Group's core asset – Shanghai-Nanjing Expressway – with the whole expressway opened to trucks, the adverse impact brought to the Group by the expansion project has fully vanished. Operating activities of all the roads and bridges affected by the works during the expansion period were back to normal with satisfactory recovering growth recorded, which served as the determinant of a substantial rebound of the Group's 2006 operating results.

- **Effective Control over Operating Costs**

In 2006, the Company exercised cost control through the full-scale implementation of budget management and supervised the whole process of operating activities. As for determining the focus of cost control, the Company conducted a detailed analysis on the cost structure and exercised specific control over "Class A Costs" which had substantial impact on the profit, such as financing costs and maintenance and repair costs, so as to achieve the aims of cost reduction and efficiency enhancement.

(2) Analysis of Business Operations

In 2006, the Group's operating revenues aggregated about RMB4,098,477,000, up by approximately 83.57% over the corresponding period of 2005. The composition of revenues and changes in 2006 over the corresponding period of 2005 are indicated in the table below:

Item	Operating revenue (RMB'000)	As percentage of total revenue (%)	Increase/ decrease over corresponding period of previous year (%)	Operating costs (RMB'000)	Margin (%)
Jiangsu Section of Shanghai-Nanjing Expressway	2,564,642	62.58	137.33	584,204	77.22
Jiangsu Section of G312	203,371	4.96	-33.98	293,550	-44.34
Nanjing Section of Nanjing-Lianyungang Highway	103,060	2.51	27.72	38,449	62.69
Guangjing Xicheng Expressway	561,369	13.70	13.16	147,261	73.77
Revenue from ancillary services	613,814	14.98	167.67	601,427	2.02
Revenue from other operations	52,221	1.27	37.63	49,221	5.75
Total	4,098,477	100.00	83.57	1,714,112	58.18

— During the reporting period, the 8-lane Shanghai-Nanjing Expressway was opened to all vehicle traffic, while normal operation of ancillary services at all service areas along the expressway resumed as well. Accordingly, its vehicle toll revenue and revenue from ancillary services reported substantial increases over the corresponding period of the previous year.

— Due to the full opening of Shanghai-Nanjing Expressway, part of the vehicle traffic diverted to G312 during the expansion period began to return to Shanghai-Nanjing Expressway. Accordingly, vehicle toll revenue of G312 recorded a significant decrease over the corresponding period of the previous year.

— During the reporting period, outdoor billboards along Shanghai-Nanjing Expressway were gradually re-installed. Accordingly, a considerable increase in revenue from other operations over the corresponding period of the previous year was recorded.

In 2006, operating costs of the Group totalled about RMB1,714,112,000, an increase of approximately 79.37% (which was lower than the growth rate of revenue) over the corresponding period of 2005. The composition and changes over the corresponding period of 2005 are as indicated in the table below:

Item	Operating costs for the reporting period (RMB'000)	As percentage of total costs (%)	Operating costs for corresponding period of previous year (RMB'000)	Increase/ decrease over corresponding period of previous year (%)
Jiangsu Section of Shanghai-Nanjing Expressway	584,204	34.08	342,962	70.34
Jiangsu Section of G312	293,550	17.13	128,648	128.18
Nanjing Section of Nanjing-Lianyungang Highway	38,449	2.24	33,882	13.48
Guangjing Xicheng Expressway	147,261	8.59	148,474	-0.82
Costs of ancillary services	601,427	35.09	270,712	122.16
Costs of other operations	49,221	2.87	30,976	58.90
Total	1,714,112	100.00	955,654	79.37

- During the reporting period, operating costs of Shanghai-Nanjing Expressway reported a year-on-year increase of 70.34%, primarily due to an increase in depreciation charges for road and bridge assets and ancillary facilities. In 2006, depreciation charges for the road and bridge assets and ancillary facilities of Shanghai-Nanjing Expressway amounted to approximately RMB385,735,000, up by approximately RMB205,687,000 over the corresponding period of the previous year and accounted for 85.26% of the total increase in its operating costs.

- During the reporting period, the increase in depreciation charges for the assets of the Jiangsu Section of G312 led to a year-on-year increase of 128.18% in operating costs.

- During the reporting period, the costs of ancillary services (including resources procurement costs and operating costs) increased by 122.16%, mainly attributable to the sales of petroleum products. As a result of an increase in sales volume and a rise in procurement prices of petroleum products, the operating costs of the sales of petroleum products reported a significant change as compared to the corresponding period of the previous year, which was in line with the change in revenue from petroleum products.

- During the reporting period, the reasons for the cost increase in other operations corresponded to those for income increases.

2. Toll Road Operations

During the reporting period, the Group realized a toll revenue of approximately RMB3,432,442,000, up by approximately 74.64% over the corresponding period of 2005, representing approximately 83.75% of the total operating revenue.

Comparisons of average daily traffic volumes and toll revenues:

	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB '000/day)		
Road/Bridge	2006	2005	Change %	2006	2005	Change %
Shanghai-Nanjing Expressway	39,468	21,688	81.98	7,026.4	2,960.6	137.33
Jiangsu Section of G312	31,665	42,871	-26.14	557.2	843.9	-33.98
Nanjing Section of Nanjing-Lianyungang Highway	13,951	12,043	15.84	282.4	221.1	27.72
Guangjing Expressway	35,240	32,806	7.42	624.8	639.2	-2.25
Xicheng Expressway	31,441	25,041	25.56	913.2	719.9	26.85
Jiangyin Yangtze Bridge	37,180	34,155	8.86	2,061.8	2,103.9	-2.00
Sujiahang Expressway	18,621	17,005	9.50	1,480.6	1,552.5	-4.63

Road and Bridge Operations

Shanghai-Nanjing Expressway

Since the full opening to traffic on 1 January 2006, the 8-lane Shanghai-Nanjing Expressway has been performing satisfactorily in terms of road operation and management. Safety and good order was achieved with regard to traffic control, with smooth traffic observed in all toll sections. Overall operation is in good order.

Since the full opening to truck traffic, the recovery growth of road traffic volume has been accelerating, with the proportion of truck traffic maintaining an encouraging trend of month-on-month growth. By December, truck traffic accounted for 34.55% of the total traffic, a figure basically close to the January-May 2004 average of 35.45% before the implementation of traffic diversion measures for trucks. In 2006, the average daily traffic volume of Shanghai-Nanjing Expressway was 39,468 vehicles, up 81.98% and 6.29% respectively over the levels of 2005 and January-May 2004. The proportions of passenger vehicles and trucks in the total traffic volume were 70.85% and 29.15% respectively.

In 2006, Shanghai-Nanjing Expressway realized about RMB2,564,642,000 in total toll revenue, representing 74.72% of the Group's toll revenue and 62.58% of the Group's total revenue. Its position as a core asset among the Group's assets is thereby further established. During the reporting period, the average daily toll revenue of Shanghai-Nanjing Expressway was approximately RMB7,026,400, representing a substantial increase of approximately 137.33% over the corresponding period of 2005. Of such increase, revenue from passenger vehicles contributed approximately 52.93%, while revenue from trucks accounted for approximately 47.07%. The proportion of revenue from trucks is still on the rise.

Comparative Analysis of Traffic Volume and Toll Revenue Structures of Shanghai-Nanjing Expressway

	[illegible] Volume			Toll Revenue			Average Daily Full-trip Revenue per Vehicle (RMB/ Vehicle)
	[illegible]	Passenger Vehicles %	Trucks %	Average Daily Toll Revenue (RMB/ Day)	Passenger Vehicles %	Trucks %	
1st Half of 2006	37,215	74.45	25.55	6,289.6	58.69	41.31	169
2nd Half of 2006	41,685	67.68	32.32	7,751.2	48.26	51.74	186
Full-Year 2006	39,468	70.85	29.15	7,026.4	52.93	47.07	178
Full-Year 2005	21,688	93.23	6.77	2,960.6	93.38	6.62	136
Jan-May 2004	37,132	64.55	35.45	7,551.7	46.37	53.63	203

The above comparison illustrates the fact that in 2006, traffic volumes and revenue structures of passenger vehicles and trucks for Shanghai-Nanjing Expressway were in the course of adjustment. An apparent upswing is observed in the proportion of trucks in traffic volume, but still below the January-May 2004 average before the implementation of truck traffic diversion measures. The 2006 average truck traffic volume had already surpassed the pre-truck diversion level, but the average daily toll revenue for this segment was still 6.96% below the average for January-May 2004, mainly due to the gradual nature of truck traffic recovery: the proportion of truck traffic had gradually risen from 18.17% as in January 2006 to 34.55% as in December 2006. In addition, due to the revision of toll charging standards effective from January 2005 and the increase in the proportion of small-sized passenger vehicles and small-sized trucks, the average daily full-trip revenue per vehicle recorded a decline. It is expected that the growth in traffic volume and revenue will be even better in 2007.

— **Jiangsu Section of G312**

During the reporting period, the Jiangsu Section of G312 reported an average daily tolled traffic volume of 31,665 vehicles and an average daily toll revenue of approximately RMB557,200, representing respective decreases of approximately 26.14% and 33.98% over the corresponding period of the previous year.

That the opening of the 8-lane Shanghai-Nanjing Expressway led to the gradual return of some of the truck traffic which had been diverted to G312 during the expansion period was the direct cause for a significant decline in both traffic volume and toll revenue for G312. In addition, after the completion of G312's widening project, the highway's traffic quality was improved with an increased number of joints with local roads, resulting in a rising number of evading vehicles. Accordingly, in 2006, the Company had repeatedly coordinated with the local governments and traffic control authorities to seek effective solutions. Check points were set up at certain road sections which were evasion hot spots to prevent vehicles from evading. At the same time, toll station inspection was reinforced to stop and prevent vehicles from maliciously barging through toll stations for toll evasion.



— Nanjing Section of Nanjing-Lianyungang Highway

During the reporting period, as the local governments had increased toll stations along the local roads parallel to the Nanjing Section of Nanjing-Lianyungang Highway, this led to a remarkable surge in traffic volume, in particular truck traffic, on the Nanjing Section of Nanjing-Lianyungang Highway. The average daily tolled traffic was 13,951 vehicles, up approximately 15.85% as compared to the corresponding period of 2005. The average daily toll revenue amounted to approximately RMB282,400, up by approximately 27.72% as compared to the corresponding period of 2005.

In December 2006, Nanjing-Lianyungang Expressway, another highway which was parallel to Nanjing-Lianyungang Highway, was opened to traffic and led to a considerable traffic diversion effect on Nanjing-Lianyuangang Highway. As the toll revenue from Nanjing-Lianyungang Highway accounted for only 2.51% of the Group's total revenue and its profit accounted for only 3.65% of the Group's net profit, the traffic diversion would not hinder the future growth of the Group's results.

— Guangjing Expressway, Xicheng Expressway and Jiangyin Yangtze Bridge

The sectional traffic distributions and structures of Guangjing Expressway, Xicheng Expressway and Jiangyin Yangtze Bridge are highly correlated, as they combine to form a single project. Following the rapid growth in the past few years, the three projects are gradually maturing and entering into a stage of stable operation.

In 2006, driven by the opening of the 8-lane Shanghai-Nanjing Expressway, Xicheng Expressway was the most significant beneficiary as it was directly connected to the former. Xicheng Expressway's average daily traffic volume and average daily toll revenue increased respectively by approximately 25.56% and 26.85% as compared to the corresponding period of 2005. The operations of Guangjing Expressway and Jiangyin Yangtze Bridge remained stable, with their respective average daily traffic reporting increases of 7.42% and 8.86% as compared to the corresponding period of 2005. As a result of the downsizing trend of vehicles, a slight decline in the toll revenues of these two projects was witnessed as compared to the corresponding period of 2005.

— Sujiahang Expressway

The growth of traffic volume on Sujiahang Expressway was maintained at a normal level, with the average daily traffic volume being 18,621 vehicles, up 9.50% as compared to 2005. However, due to the increasing proportion of small-sized passenger vehicles and small-sized trucks, the expressway's average daily full-trip revenue per vehicle in 2006 recorded a decrease as compared to 2005, with the total revenue decreasing by 4.63% as compared to the previous year.

3. Ancillary Services

In 2006, the expansion works of various service areas along Shanghai-Nanjing Expressway were fully completed and such areas were re-opened for operation. Business operations were re-deployed in the re-constructed service areas to fit the consumption patterns of drivers and passengers, so as to enhance services. In addition, a clean environment for consumers and an excellent service atmosphere were created to attract customer flow, leading to new development in both the operating scale and operation models. The operating results achieved were within expectations.

4. Operations and Results of Subsidiaries

Names of company	[illegible]	Attributable equity interests	Asset size (RMB'000)	Profit/Loss generated (RMB'000)	Change (%)	Proportion of total net profit (%)
Jiangsu Sundian Engineering Co., Ltd	Special repair and maintenance of roads and bridges (including expressways), works on road surfaces and traffic safety facilities, and so forth	95.5%	71,664	34	-97.81	—
Jiangsu Ninghu Investment Development Co., Ltd.	Investments in various infrastructures, industrial concerns and industries	95%	132,334	-5,086	—	-0.43
Jiangsu Guangjing Xicheng Expressway Co., Ltd	Construction, management, maintenance and repair and toll collection of Guangjing Xicheng Expressway	85%	2,865,649	262,807	20.40	19.81

5. Operation and Results of Companies in which the Company had Equity Investments

Names of company	[illegible]	Attributable equity interests	Asset size (RMB'000)	Revenue from investment (RMB'000)	Change (%)	Proportion of total net profit (%)
Suzhou Sujiahang Expressway Co., Ltd	Management and operation of the Jiangsu Section of Sujiahang Expressway	33.33%	4,920,889	14,525	-39.63	1.29
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road transportation, automobile repair and sales of automobiles and spare parts	33.2%	291,165	6,618	13.83	0.59
Jiangsu Yangtze Bridge Co., Ltd	Mainly engaged in the management and operation of Jiangyin Yangtze Bridge	26.66%	3,454,818	89,479	3.15	7.93

(3) Analysis of Operating Results and Financial Status

The Group adopts a proactive and prudent financial policy that adheres to the principles of expanding revenues, cutting costs and carrying out a diligent and frugal corporate operation. The Group views the cash flow and the generation of profit as the most important business tasks and applies such items as the major benchmarks for the evaluation of economic efficiency and operating quality. The Company adopts various financial protection measures to strengthen financial budgeting, reinforce cost control, plan capital arrangement and improve liabilities structure.

1. Assets of the Group

— **Under the PRC Accounting Standards**

Item	2006 (RMB'000)	2005 (RMB'000)	Change (%)
Total assets	26,425,207	27,223,147	-2.93
Current liabilities	6,530,753	7,233,689	-9.72
Long-term liabilities	4,436,759	4,939,990	-10.19
Minority interests	427,827	416,908	2.62
Shareholders' equity	15,029,868	14,632,560	2.72
Profit from principal operations	2,260,677	1,180,227	91.55
Net profit	1,127,781	696,456	61.93
Increase in cash and cash equivalents	-277,183	549,284	—

— **Under the HKFRS**

Item	2006 (RMB'000)	2005 (RMB'000)	Change (%)
Total assets	25,046,794	25,798,403	-2.91
Current liabilities	6,530,753	7,233,689	-9.72
Long-term liabilities	4,436,759	4,939,990	-10.19
Minority interests	427,827	416,908	2.62
Shareholders' equity	13,651,455	13,207,817	3.36
Profit before taxation	1,762,326	990,608	77.90
Profit attributable to equity shareholders of the Company	1,174,111	668,028	75.76
Increase in cash and cash equivalents	-277,183	549,283	-150.46

- During the reporting period, construction payables for the expansion project constituted a major part of the decrease in the Group's current liabilities. Long-term liabilities also decreased due to the repayment of medium/long-term bank loans.

- During the reporting period, the substantial increases in profit from principal operations and net profit after tax were attributed to the dramatic improvement of the Company's results.

2. **Analysis of Operating Results**

— **Under the PRC Accounting Standards**

Item	2006 (RMB'000)	2005 (RMB'000)	Change (%)
Revenue from principal operations	4,046,256	2,194,736	84.36
Profit from principal operations	2,260,677	1,180,227	91.55
Financial costs	(445,150)	(162,389)	174.13
Operating profit	1,606,297	829,238	93.71
Investment gains	117,801	128,945	-8.64
Total profit	1,716,027	944,436	81.70
Income tax	(549,079)	(215,126)	155.24
Minority interests	(39,167)	(32,854)	19.22
Net profit	1,127,781	696,456	61.93
Earnings per share (RMB)	0.224	0.138	61.93
Dividend per share (RMB)	0.190	0.145	31.03

— **Under the HKFRS**

Item	2006 (RMB'000)	2005 (RMB'000)	Change (%)
Revenue	3,925,569	2,104,904	86.50
Income from other operations	39,981	37,968	5.30
Share of results of associates	128,265	135,995	-5.68
Financial costs	(455,278)	(168,334)	170.46
Income tax	(549,048)	(289,726)	89.51
Profit attributable to minority interests	(39,167)	(32,854)	19.22
Profit attributable to equity holders of the Company	1,174,111	668,028	75.76
Reserves	8,613,707	8,170,069	5.43
Earnings per share (RMB)	0.233	0.133	75.76
Dividend per share (RMB)	0.190	0.145	31.03

- During the reporting period, the 8-lane Shanghai-Nanjing Expressway, the core asset which contributed 74.72% of the Company's total toll revenue, was opened to all vehicle traffic. Accordingly, operating result indicators including income from principal operations, profit from principal operations, operating profit and gross profit saw remarkable improvement as compared to the corresponding period of the previous year.

- During the reporting period, capitalization of interests on medium/long-term loans for the expansion project ceased upon the delivery and operation of Shanghai-Nanjing Expressway. Accordingly, financing costs increased significantly as compared to the corresponding period of the previous year. As at 31 December 2006, total loans amounted to RMB8,948,694,000, of which RMB4,510,000,000 represented short-term loans, RMB4,436,759,000 represented medium/long-term loans and RMB1,935,000 represented long-term borrowings due within one.year.

3. **Analysis of Financial Status**

— **The Group's capital structure**

Under the PRC Accounting Standards, the capital structure of the Group as at 31 December 2006 and the comparative figures for 2005 are as follows:

Item	As at 31 December 2006		As at 31 December 2005	
	RMB'000	%	RMB'000	%
Current liabilities	6,530,753	24.71	7,233,689	26.57
Long-term liabilities	4,436,759	16.79	4,939,990	18.15
Liabilities at fixed interest rates	8,948,694	33.86	9,308,659	34.19
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,018,818	7.64	2,865,020	10.53
Shareholders' equity	15,029,868	56.88	14,632,560	53.75
Minority interests	427,827	1.62	416,908	1.53
Total assets	26,425,207	100.00	27,223,147	100.00
Gearing ratio	—	41.50	—	44.72

Under the HKFRS, the capital structure of the Group as at 31 December 2006 and the comparative figures for 2005 are as follows:

Item	As at 31 December 2006		As at 31 December 2005	
	RMB'000	%	RMB'000	%
Current liabilities	6,530,753	26.08	7,233,688	28.04
Long-term liabilities	4,436,759	17.71	4,939,990	19.15
Liabilities at fixed interest rates	8,498,694	35.73	9,308,659	36.08
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,018,818	8.06	2,865,019	11.11
Shareholders' equity	13,651,455	54.50	13,207,817	51.19
Minority Interests	427,827	1.71	416,908	1.62
Total Assets	25,046,794	100.00	25,798,403	100.00
Gearing ratio	—	35.73	—	36.08

Gearing ratio: Liabilities at fixed interest rates/total assets

Compared to 31 December 2005, there were no substantial changes and adjustments in the Company's capital structure as at 31 December 2006. Due to the decreases in construction payables and the repayment of part of the medium/long-term loans, the Company's total liabilities ratio decreased over the corresponding period of the previous year.



— **Asset liquidity and financial resources**

The Group is principally engaged in the operation of toll roads and bridges. Operating activities relating to the day-to-day toll business provide a substantial amount of steady cash inflow, with which the Group has a strong payment capacity. Despite the Company's great demand for capital expenditures in recent years, this did not have a remarkable impact on the Company's asset liquidity as most of the project investments and distribution of dividends to shareholders were funded by bank loans or other financing channels. In 2006, cash inflow from the Group's operating activities amounted to approximately RMB4,128,266,000; net cash inflow from operating activities amounted to approximately RMB2,441,451,000; and monetary capital at book value amounted to approximately RMB796,874,000. Accordingly, the management believes that the Group does not have any cash liquidity problem.

Cash and cash equivalents and loans are indicated in the table below:

Item	As at 31 December 2006 The Group (RMB'000)	As at 31 December 2005 The Group (RMB'000)
Cash and cash equivalents		
Cash on hands	266	191
Bank deposits	796,608	1,073,867
Total:	796,874	1,074,058
Loans		
Short-term bank loans	4,510,000	450,000
Short-term bonds	—	3,912,026
Long-term loans due within one year	1,935	6,643
Long-term bank loans	4,436,759	4,939,990
Total:	8,948,694	9,308,659

— **Financing activities and financial costs**

With steady cash flows, sound credit track records and a good reputation in the sector, the Company is entitled to the prime rates under the interest rate policy of the People's Bank of China. At the same time, the Company has adjusted its liability structure through fund-raising methods such as issuance of trust products and asset securitization, thereby reducing financing costs and interest risks simultaneously and facilitating the improvement of operating results. At present, the aggregate costs of the Company's short-term and long-term interest-bearing liabilities are both more than 10% below the bank's borrowing rates of the same terms. During the reporting period, the accrued financing costs amounted to approximately RMB445,150,000.

— **Major sources and application of cash**

Unit: RMB'000

	2006	2005
Net cash flow from operating activities	2,441,451	1,285,000
Net cash flow from investment activities	(1,125,214)	(3,850,340)
Net cash flow from fundraising activities	(1,593,420)	3,114,623
Net increase in cash and cash equivalents	(277,183)	549,283

— **Capital expenditures**

In 2006, the Group's planned capital expenditures amounted to approximately RMB1,288,723,000. The main composition of capital expenditures is as follows:

Capital Expenditure	RMB'000
Expansion of Shanghai-Nanjing Expressway	1,151,632
Others	137,091
Total	1,288,723

— **Taxation policy**

Enterprise income tax was paid in full by the Company at the statutory tax rate of 33%. In 2006, the accrued income tax expenses amounted to approximately RMB549,079,000. Business tax for toll revenue from expressways was charged at the rate of 3%.

— **Foreign exchange risks**

The Group operates its businesses principally in China. No major foreign exchange risks are involved as the Company's revenues from operations and capital expenditures are all settled in Renminbi, except dividend payments for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998 and will be due on 18 July 2027. As at 31 December 2006, the balance of the loan was approximately RMB38,694,000 after conversion from US dollars, against which no foreign exchange hedge was made. Fluctuations in exchange rates will not have any material impact on the Company's results.

— **Reserves**

Unit: RMB'000

	Share capital	Share premium	Statutory surplus reserve fund	Statutory public welfare fund	Undistributed profit	Total
1 January 2005	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262
Profit for the year	—	—	—	—	668,028	668,028
Profit appropriation	—	—	88,591	44,296	(132,887)	—
Dividends	—	—	—	—	-730,473	-730,473
31 December 2005	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817
Transfer from statutory public welfare fund to statutory surplus reserve fund	—	—	352,811	-352,811	—	—
1 January 2006	5,037,748	5,730,454	1,058,430	—	1,381,185	13,207,817
Profit for the year	—	—	—	—	1,174,111	1,174,111
Profit appropriation	—	—	135,704	—	-135, 704	—
Dividends	—	—	—	—	-730,473	-730,473
31 December 2006	5,037,748	5,730,454	1,194,134	—	1,689,119	13,651,455

Note: In accordance with "Cai Qi [2006] No.67, Notice of accounting treatment as a result of the implementation of the PRC Company Law", the balance of statutory public welfare fund at 31 December 2005 is transferred to the statutory surplus reserve. Further, effective from 1 January 2006, appropriation to the statutory public welfare fund is no longer required.

The above capital items belong to those companies forming the Group.

The above statutory reserves may not be used for purposes other than their intended purposes nor for distribution as cash dividends.

— **Contingent liabilities**

As at 31 December 2006, the Company did not have any contingent liabilities.

— **Trust deposits**

As at 31 December 2006, the Company did not have any trust deposits with any financial institutions in China or any fixed term deposits which were irrecoverable upon their maturity.

— **Trust loans**

During the reporting period, the Company secured a loan of RMB200,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan for a term from 16 January 2006 to 15 July 2006 at a monthly interest rate of 3.915‰ which is better than general bank interest rates. The principal and interests of the loan were settled at the maturity date.

Upon maturity of the afore-mentioned loan, the Company secured a further loan of RMB300,000,000 from Jiangsu Guangjing Xicheng Expressway Co., Ltd. at favorable interest rates for a term of 6 months. Of such loan, RMB200,000,000 was at a monthly interest rate of 3.915‰ and RMB100,000,000 was at a monthly interest rate of 4.185‰.

4. Impact of the Adoption of New Accounting Standards



As from 1 January 2007, the Company has adopted the Accounting Standards for Enterprises (the "New Accounting Standards") announced by the Ministry of Finance ("MOF") on 15 February 2006. To analyze and disclose the impact of adopting the New Accounting Standards on the Company's financial conditions, the Company has compiled a Consolidated Statement on Adjustments to Changes in Equity Attributable to Shareholders' Equity as at 31 December 2006 (under the current accounting standards) and as at 1 January 2007 (under the New Accounting Standards), in accordance with the requirements stipulated by the China Securities Regulatory Commission ("CSRC")'s Zheng Jian Fa [2006] No.136 "Notice on How to Conduct Disclosure of Financial and Accounting Information In Relation to the New Accounting Standards" and "Accounting Standards for Enterprises No.38 – First Time Adoption of Accounting Standards for Enterprises". Major items include:

(i) Changes to Long-Term Equity Investment Balance

Under the current accounting standards, the equity investment creditor balance and debtor balance of long-term equity investments (formed before the announcement of Cai Kuai [2003] No.10 Notice) are amortized on an average basis over a fixed period and accounted for in the income statement. Under the New Accounting Standard, no more equity investment balance will be incurred by the consolidation of enterprises under the same controlling entity, and no more equity investment creditor balance will be incurred for other long-term equity investments accounted for using the equity method.

The Company has written down RMB1,816,803 as unamortized creditor balance of other long-term equity investments as at 31 December 2006. Accordingly, the consolidated equity attributable to equity holders of the Company as at 1 January 2007 was increased by RMB1,816,803.

(ii) Income Tax

Under the current accounting standards, the Company's income tax expense is accounted for using the tax payable method. Under the New Accounting Standards, the Company will adopt the balance sheet liability method to account for its corporate income tax, and deferred tax assets will be recognized to the extent that estimated taxable profits that are likely to be available against which deductible temporary differences and deductible losses can be utilized.

As the relevant deferred tax assets were recognized on 1 January 2007, the consolidated shareholders' equity of the Company as at 1 January 2007 was increased by RMB8,013,475, of which RMB8,013,475 was the increase in equity attributable to equity holders of the Company.

(iii) Listing of Minority Interests

Under the current accounting standards, minority interests are separately listed between liabilities and equity attributable to equity holders of the Company in the consolidated financial statements. Under the new accounting standard, minority interests are required to be listed as one of the items of shareholders' equity. Accordingly, the consolidated shareholders' equity of the Company as at 1 January 2007 was increased by RMB427,827,147.

(4) Business Development Initiatives

1. Strategic Development Objectives

On the basis of scientific and harmonious corporate development, the Company will continue to focus on the investment, construction and operational management of toll highways, ensuring safe and smooth traffic on roads and the provision of high quality services. It will also reinforce the sophistication and standardization of corporate management to achieve thorough enhancement of management quality. In addition, the Company will continue to optimize resource allocation to enhance its development potential in a timely manner and to raise profitability, with a view to cultivating an internal and external environment of a harmonious and healthy nature.

2. Key Tasks for 2007

- **Road Operation and Management**



- Complete the financial settlement of the expansion project; arrange and prepare works inspection and delivery; finish the environmental impact assessment of the expansion project and the inspection and verification of relevant research and development projects.

- Ensure safe and smooth traffic under huge traffic volumes by strengthening the on-site management of roads with a focus on the sites; actively seeking innovation and breakthroughs in management mechanisms; introducing sophisticated management for the 8-lane expressway operation and enhancement of relevant regulatory systems; and establishing a highly efficient, practical and scientific management system.

- Facilitate better services for the road operation by achieving efficient operation of the maintenance, repair and hindrance prevention centers; establishing the road maintenance and repair system, strengthening efforts on inspection, maintenance and repair; and enhancing the responsiveness and emergency readiness in handling unexpected incidents.

- Provide high quality services and enhance social responsibility and a sense of duty; facilitate a rapid growth in traffic volume by attracting vehicles in the community with quality services and a smooth traffic environment.

- Cultivate a high quality service atmosphere by regulating the management activities of various operations in service areas; developing new operational projects; strengthening cost controls; and formulating a uniform service standard in line with the objective of "pleasant environment, first class quality".



- **Corporate Quality Enhancement**



- Achieve gradual improvement in operational management and procedural controls by improving and enhancing various management systems and procedures; establishing a highly efficient, practical and scientific management system; and tightening the implementation of various management systems.

- Establish in the capital market an image of integrity and transparency, a dual-listed (domestically and internationally) company with internationalization as its goal, by striving to enhance corporate governance quality, improving the Company's management quality and operating procedures, strengthening the cultivation of integrity, and devoting efforts to nurture positive relationships and harmonious atmosphere between the Company, the market and the shareholders.

- Strengthen the control over costs and fund appropriation procedures; further expand financing channels; and actively explore and seek new financing approaches, with a view to reducing financing costs and operating risks and enhancing profitability.

- Strengthen the establishment of the human resources management system by pushing forward reforms on the salary and staff deployment systems to form an effective incentive mechanism, as well as clarifying the basic code of staff behavior through systematic staff training programs, with a view to elevating the comprehensive quality of staff and creating a reserve of human resources for the Company's long-term development.

- Enhance the Company's legal risk prevention system to improve its ability to avoid legal risks.

- Continue the push for corporate culture development, striving for an up-to-date corporate culture system bearing strong humanistic characters of the Company, so as to make the Jiangsu Expressway culture the driving force of the Company's development.

- **Strategic Development Planning**

- Commence comprehensive studies on the Company's medium/long-term development strategies as well as their implementation, with a view to the long-lasting development of the Company; thoroughly capitalize on the Company's advantages on resources, capital and brand, paying special attention to other possible sectors for future investment, selecting quality projects of good potential from a wider range of sectors and choosing investment projects with prudence, with a view to identifying new sources of profit growth and injecting healthy resources into the Company for its steady long-term growth.

Xie Jia Quan
General Manager

23 March 2007
Nanjing, the PRC

standardized operations, aimed at enhancing **corporate governance**



Corporate Governance Report

Continued progress was made with regard to corporate governance issues such as company management, equity management and investor relations. At the end of 2006, the Company won the Diamond Award (the top prize in the category) in the H-share Companies Category of the "Best Corporate Governance Disclosure Awards" organized by the Hong Kong Institute of Certified Public Accountants.



(I) Corporate Governance

The Company has complied with the Company Law, Securities Law, the relevant laws and regulations of the CSRC and the requirements of the listing rules of the Hong Kong Stock Exchange and the Shanghai Stock Exchange. It has faithfully performed obligations under the Standard on the Governance of Listed Companies of the CSRC and the Code on Corporate Governance Practices of the Hong Kong Stock Exchange. The Company has also directed its daily activities in strict compliance with various established corporate governance systems and reviewed from time to time its operations and management behaviors. Adhering to the corporate values of integrity and diligence and persisting with a sound principle of corporate governance that enhances transparency and independence of the Company's operations, the Company is committed to enhancing its corporate governance standards on a continuous basis, ensuring a stable development of the Company and striving for the enhancement of shareholder value.

During the reporting period, no discrepancies were identified between the Company's actual state of governance and the requirements stipulated by the relevant laws and regulations of the CSRC. None of the Company, the Board of the Company and the directors were subject to any administrative penalties, written criticisms or public censures by regulatory authorities.

(II) Corporate Governance Structure


Shareholders' General Meeting
Supervisory Committee
Board of Directors
Strategy Committee
Audit Committee
Nomination, Remuneration and Appraisal Committee
Management

1. **Shareholders and General meetings**

The Company treats all shareholders equally and ensures that all shareholders have the rights to be informed of and to make decisions on material matters relating to the Company. The Company ensures that all shareholders, in particular, medium and small shareholders, are treated equally and may fully exercise their rights. Any shareholders of the Company are prohibited from any insider dealings with any insiders of the Company or any act that may jeopardize the interests of shareholders and the Company.

— **Shareholders' General Meeting**

The convening, holding and procedures of the shareholders' general meeting are set out in section (III) "Compliance with the Code on Corporate Governance Practices and Other Information".

— **Substantial Shareholders**

Jiangsu Communications Holding Company Limited and Huajian Transportation Economic Development Center are the substantial shareholders of the Company, holding approximately 54.44% and 11.69% of the Company's shares, respectively. These two companies have not intervened the decision making process and operation of the Company directly or indirectly bypassing the general meetings.

The Company's businesses, assets, staff, organization and finance are separated from those of the controlling shareholder, allowing the Company to have integral independence of its business as well as autonomy over its operations. The controlling shareholder exercises its right as a capital contributor strictly in accordance with the laws. There has been no circumstance in which the controlling shareholder makes use of its special position to pursue benefits that are beyond the entitlement of its legal rights.

2. **Directors and the Board**

On 5 June 2006, the election for all members of the new session of the Board was held and the fifth session of the Board was formed for a term of three years ending at the date of the 2008 annual general meeting. The composition, members and operational procedures of the Board are set out in section (III) "Compliance with the Code on Corporate Governance Practices and Other Information".

— **Independent Non-executive Director**

The four independent non-executive directors of the Company are Chang Yung Tsung, Fang Hung, Joseph, Yang Xiong Sheng and Fan Chong Lai, accounting for more than one-third of the members of the Board and including an independent director with professional qualification and financial management experience. As at the time of the election for all members of the new session of the Board during the year, the Company has received the annual confirmation letters in respect of their independence from each of the Independent Non-Executive Directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Company considers that the independent non-executive directors are independent parties.

The independent directors have been able to perform their obligations faithfully and diligently in compliance with the relevant laws, regulations and "Detailed Rules for the Operation of Independent Directors". The independent directors have participated in the Board and its various specialized committees, and have given their opinions on the decision-making on significant matters by making use of their professional knowledge and experience. They have expressed their views on the standardized operation of the Company and have conscientiously examined the connected transactions and capital dealings with connected parties to ensure fairness and impartiality, expressing their independent opinions and performing their duties independently. They have ensured that their acts are not influenced by any substantial shareholders, de facto controllers of the Company or any other units or individuals that have interests in the Company. The independent directors have made active contribution to protecting the interests of the Company as a whole and the legitimate rights and interests of all of our shareholders, as well as promoting the healthy development of the Company.

During the reporting period, the independent directors of the Company expressed no disagreement on all matters regarding the Company.

3. Supervisors and Supervisory Committee

On 5 June 2006, the election for all members of the Supervisory Committee was held and the fifth session of the Supervisory Committee was formed, for a term of three years ending at the date of the 2008 annual general meeting. The Company's Supervisory Committee comprises five supervisors, of whom three are representatives of shareholders and the other two are staff representatives of the Company. The number of members and composition of the Company's Supervisory Committee is in compliance with the requirements of the relevant laws and regulations.

The Supervisory Committee is accountable to all shareholders and exercises supervisory duty independently in accordance with the laws. Financial monitoring is the core responsibility among all of its specific duties. Besides, it is also responsible for supervising the due diligence of directors, managers and other senior management members of the Company. They also safeguard the Company's assets, lower the Company's financial and operational risks and protect the legitimate interests of the Company and shareholders.

The Secretary of the Board also takes up the duties of the secretary of the Supervisory Committee, responsible for the daily operation of the Supervisory Committee while facilitating communications between the Supervisory Committee and the Board and management of the Company. In 2006, the Supervisory Committee held three meetings and all supervisors were present at each meeting. The Supervisory Committee supervised the Company's financial matters and the lawful and regulatory performance of duties by the Directors and senior management members. The Supervisory Committee was in attendance at each of the Board meetings and conscientiously performed its duties.

4. The Management

The operational procedures of the Management are set out in section (III) "Compliance with the Code on Corporate Governance Practices and Other Information".

(III) Compliance with the Code on Corporate Governance Practices and Other Information

The Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules came into effect on 1 January 2005. The Board reviewed the daily governance of the Company in accordance with the relevant provisions of the Code during the reporting period and considered that, from 1 January 2006 to the date of this report, the Company regulated its operation and stringently governed in accordance with the relevant code provisions, striving to achieve the various recommended best practices. The Board has actively implemented measures to improve and comply with the provisions of the Code.

The Board and the management undertake to adhere to high standards of corporate governance. In addition to its compliance with the Code, the Company has formulated various governance systems which have exceeded the existing and proposed requirements of the Hong Kong Stock Exchange (details of which are included in this report) which include "Rules of Proceedings for General Meetings", "Rules of Proceedings for Board of Directors Meetings", "Rules of Proceedings for Supervisory Committee Meetings", "Detailed Rules for the Operation of Specialized Committees", "Detailed Rules for the Operation of Independent Directors", "Detailed Rules for the Operation of General Manager", the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and the Relevant Employees", "Work System on Investor Relations Management", and so forth. Each of the systems was strictly followed in order to enhance the level and transparency of the Company's corporate governance.

Detailed explanations on the Company's compliance with the Code are set out below.

A. Directors

A1. The Board

Code Principle	• The Board should assume responsibility for leadership and control of the issuer and be collectively responsible for directing and supervising the issuer's affairs. Directors should make decision objectively in the interests of the issuer.
The best corporate governance status	• The Board of the Company reports to shareholders' general meetings and fully represents the interests of shareholders and formulates the Company's development strategies in strict compliance with the "Rules of Proceedings for Board of Directors Meetings" within its terms of reference as stipulated by the Articles of Associations. The Board also monitors the implementation of the Group's operation management and its financial performance, with the primary mission of achieving operating results that generate the best stable long-term returns.



Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Regular Board meetings to be held at least four times a year approximately once every quarter. A regular Board meeting does not include the practice of obtaining Board approval through circulation of written resolutions	Yes	• In 2006, the Company convened seven Board meetings, including four regular meetings and three extraordinary meetings, approximately once every quarter. • Each of the Board meetings was actively participated by the majority of directors who were entitled to attend, either voting in person or by proxy or through other means of participation. Details of attendance of 2006 Board meetings:

	Attendance /Number of meetings	Attendance Rate
Chairman		
Shen Chang Quan	7/7	100%
Executive director		
Xie Jia Quan	7/7	100%
Non-executive director		
Sun Hong Ning	6/7	86%
Chen Xiang Hui	7/7	100%
Zhang Wen Sheng	6/7	86%
Fan Yu Shu	7/7	100%
Cui Xiao Long	7/7	100%
Independent non-executive director		
Chang Yung Tsung	6/7	86%
Fang Hung, Kenneth	6/7	86%
Yang Xiong Sheng	6/7	86%
Fan Chong Lai	6/7	86%

Code provision	Compliance	Corporate governance procedures
• All directors are given an opportunity to include matters in the agenda for regular Board meetings	Yes	• All directors were given an opportunity to include matters in the agenda for regular Board meetings but such right was not exercised during the year.

Code provision	Compliance	Corporate governance procedures
• Notice of at least 14 days shall be given of a regular Board meeting	Yes	• Notice, agenda and the relevant information of each regular Board meeting were given 14 days prior to such meeting. Notice of extraordinary Board meeting was also given within a reasonable time before the meeting to ensure that all directors were given an opportunity to attend.
• All directors shall have access to the advice and services of the company secretary	Yes	• The Secretary of the Board maintained close communications with all directors and provided timely material information of the Company and the relevant updated rules, as well as contributed advice to the directors on matters arising from corporate governance and rules compliance, ensuring that the Board operation was in compliance with the procedures.
• Minutes of meetings shall be kept by the Secretary of the Board and open for inspection by any director at any reasonable time	Yes	• Secretary of the Board has been responsible for preparing and maintaining all minutes and the relevant meeting materials of the Board and Board committees which were available for inspection by any director at any reasonable time.
• Minutes of meetings shall record in sufficient detail the matters considered by the directors and decision reached at meetings	Yes	• The minutes of meetings reflected objectively the consideration, voting and opinions given by the directors in detail and were duly signed by directors attending the meetings.
• Directors could seek independent advice under an agreed procedure at the Company's expense	Yes	• In respect of matters that require advice to be sought from professional institutions, the Company will appoint professional institutions including accountants, lawyers, valuation firms, and so forth to issue written reports for the perusal of Directors at the Company's expense. During the year, no director has individually requested the Company to seek professional independent opinion on any relevant matter.
• If a substantial shareholder or a director has a conflict of interest in respect of a material matter, the connected director must abstain from voting	Yes	• The Company has stated that, if a substantial shareholder or a director has a conflict of interest in respect of any material matter, the connected director must abstain from voting when a Board meeting is held. The relevant matter shall not be dealt with by way of circulation of written resolutions or by a Board committee. • The voting and quorum as stipulated in the articles of association conform with the provisions of the Code.

Recommended best practices:

Various Board committees of the Company have adopted principles and procedures of broadly the same as stated above.



A2. Chairman and Chief Executive Officer

Code principle

- There should be a clear division of responsibility between the Chairman of the Board and the Chief Executive Officer to ensure a balance of power and authority.

The best corporate governance status

- The Company has clearly defined the responsibilities of the Chairman and the General Manager. The responsibilities of the Board and the management are separated and are set out in detail in the Company's Articles of Association, the "Rules of Proceedings for Board of Directors Meetings" and "Detailed Rules for the Operation of General Manager", ensuring a balance of power and authority as well as guaranteeing the independence of the Board in decision-making and the independence of the management in day-to-day operation management activities.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Roles of the Chairman and the Chief Executive Officer should be separate and clearly established and set out in writing	Yes	• Shen Chang Quan assumes the position of Chairman and Xie Jia Quan was appointed by the Board as the General Manager. The Chairman concentrates his work on the Group's development strategies and matters of the board and the General Manager is in charge of the management and development of the operations specifically. The General Manager assumes the duties of the Chief Executive Officer. The separation of the roles is explained in detail in the Company's Articles of Association, the "Rules of Proceedings for Board of Directors Meetings" and "Detailed Rules for the Operation of General Manager". • There was no relationship existing between the Chairman and the Chief Executive Officer, including financial, operational, family or other relevant relations.
• The Chairman should ensure all directors be briefed on issues arising at Board meetings	Yes	• The Board has established a reporting system in which at each regular meeting, the General Manager reports to each director the most updated status of the Company, at least four times per year. The Chairman also tabled the decision making on any material matters of the Group to the Board for collective discussion by the directors at the meeting.
• The Chairman should ensure that Directors receive adequate information in a timely manner	Yes	• The Chairman has appointed the Secretary of the Board to timely provide all the information regarding the performance of the Board's obligations and has been committed to improving continuously the quality and timeliness of the information.

Recommended best practices:

- Agenda of the Board meetings have been discussed by the Chairman, Executive Directors and Secretary of the Board and were determined after considering all the matters motioned by the Non-executive Directors.
- The Chairman played a significant role in the development of the Company' s corporate governance system. The Chairman assigned the Secretary of the Board to formulate a sound corporate governance system and procedures and supervised the management to faithfully perform the various systems, ensuring the Company's standardized operation.
- The Chairman encouraged all the directors to devote their efforts to the matters of the Board and promoted effective contribution made by the directors to the Board. The Chairman acted as a role modeland made sure that the Board acted in the best interests of the Company.
- The Chairman attached great importance to the effective communication between the Company and its shareholders and enhanced investor relations continuously so as to realize maximum returns for shareholders. The Chairman also valued the contributions made by the directors to the Board and strived to ensure that there were constructive relations between Executive Directors and Non-executive Directors.

A3. Board Composition

Code principle

- The Board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The Board should also include a balanced composition of executive and non-executive directors (including independent non-executive directors) to ensure that independent judgment can be made effectively. Non-executive directors should comprise sufficient members and possess sufficient competence so that their opinions will have an impact.

The best corporate governance status

- The Board of the Company comprises a total of 11 directors, including 1 executive directors, 6 non-executive directors and 4 independent non-executive directors, where the independent non-executive directors represent over one-third of the Board members. In 2006, the election of all members of the new session of the Board session was held and the fifth session of the Board was formed. The term of the directors commenced from June 2006 and will end at the 2009 Annual General Meeting.
- The Directors are elected or replaced by Shareholders' General Meetings. The Company adopts cumulative voting in the election process for directors. The term of a director is three years. The appointment of all directors is determined by Shareholders' General Meeting. Directors can be re-elected when their terms expire.
- Members of the Board have different industry background. They diversify in experience, competence and judgment, which makes the Board more prudent and considerate when making decisions.
- There exists no relationship among Board members, including financial, operational, family or other relevant relations.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Identify the Independent Non-executive Directors in all corporate communications	Yes	• The Board members are disclosed in all corporate communications according to the types of directorship (including Chairman, Executive directors, Non-executive Directors and Independent Non-executive Directors).

Recommended best practices:

- The four Independent Directors, namely Chang Yung Tsung, Fang Hung, Kenneth, Yang Xiong Sheng and Fan Chong Lai, account for over one-third of the members of the Board with one independent director possessing professional qualifications and financial management experience. The Company had received from each of its Independent Non-executive Directors confirmation letter of his/her independence pursuant to Rule 3.13 of the Listing Rules. The Company still considers that the Independent Non-executive Directors are independent parties.
- The Company has maintained the list and profiles of updated Board members, together with their roles, responsibilities and independence on its website.

A4. Appointment, Re-election and Removal

Code principle

- There should be a formal, considered and transparent procedure for the appointment of new directors and plans in place for orderly succession for appointments to the Board. All directors should be subject to re-election at regular intervals. The issuer should provide reasons for the resignation or dismissal of any director.

The best corporate governance status

- The Board of the Company has established the Nomination, Remuneration and Appraisal Committee which makes recommendations on the procedures for the appointment, re-election, removal and performance of director candidates for consideration by the Board. Their appointment will ultimately be determined at a shareholders' general meeting. During the process of selection, the criteria considered by the Nomination Committee include the relevant candidate's integrity, his/her achievement and experience in the relevant industry, his/her professional and educational background and his/her level of devotion, including the amount of time that he/she can devote and his/her concern about relevant affairs, and so forth.
- In 2006, the Nomination, Remuneration and Appraisal Committee met twice to assess the due diligence of the directors in the previous year and considered that all directors had conscientiously performed their service contracts. Meanwhile, the qualifications of the candidates for the new session of the Board were reviewed and submitted to the Board for consideration. Nominations of directors of subsidiaries were also recommended.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Non-executive directors should be appointed for a specific term, subject to re-election	Yes	• Directors are appointed for a term of three years. All directors are appointed at a general meeting and can be re-appointed upon expiry of the term.
• Directors appointed to fill casual vacancies should be subject to election by shareholders at the first general meeting after their appointment	Yes	• All directors are elected or replaced by Shareholders' General Meetings. The Company has introduced the cumulative voting system for the election of directors.
• Each director should be subject to retirement by rotation at least once every three years	Yes	• The articles of association of the Company stipulate that each director is appointed for a term of three years but is eligible for re-election at a Shareholders' General Meeting after retirement. • The election of all members of the new session of the Board was held at the 2006 annual general meeting and the fifth session of the Board was formed.

Recommended best practices:

- The Board of the Company has established the Nomination, Remuneration and Appraisal Committee. The election of the members of the new session of the committee was held at the first meeting of the fifth session of the Board. Chang Yung Tsung, Fang Hung, Kenneth, Yang Xiong Sheng, Zhang Wen Sheng and Sun Hong Ning are members of the committee, of whom three are Independent Non-executive Directors. The Chairman of the committee is Chang Yung Tsung.
- The Company has formulated the "Articles for the Nomination, Remuneration and Appraisal Committee" to specify the terms of reference and responsibilities of the committee and has published its terms of reference on web sites. The Company provides sufficient resources for the committee to perform its duties. The major responsibilities of the committee are:
  - to regularly review the structure, number of members and composition (including skills, knowledge and experience) of the Board and to make recommendations to the Board on any intended changes;
  - to identify suitably qualified people for directorships and select and nominate relevant persons for directorships or to give advice to the Board in this respect;
  - to assess the independence of independent non-executive directors; and
  - to make recommendations to the Board on matters related to the appointment or re-appointment of directors and the director (particularly chairman and managing director) succession plan.
- As far as the election of an independent non-executive director is concerned, the Company will include the reasons for appointing the person and the independence statement in the notice of the general meeting and the shareholders' circular.
- During the year, the committee met twice and primarily considered the following issues:
  - proposing the list of nominated directors for the fifth session of the Board;
  - proposing the annual remuneration for independent directors;
  - considering the remuneration management policies of the Company;
  - nominating directors of subsidiaries.

A5. Responsibilities of Directors

Code principle

- Each director is required to keep abreast of responsibilities as a Director of the issuer and of the conduct, business activities and development of the issuer.

The best corporate governance status

- The Company has formulated the "Rules of Proceedings of Board of Directors Meetings", "Detailed Rules for the Operation of Committees" and "Detailed Rules for the Operation of Independent Directors" to specify the responsibilities of all directors so as to ensure that all directors understand their roles and duties thoroughly.
- The Secretary of the Board is responsible for ensuring that all directors obtain updated statutory information on the Company's latest business development.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Each new director should receive an induction on the first occasion of his/her appointment to ensure that he/she has a proper understanding of his/her responsibilities under legal requirements and the regulatory policy	Yes	• A comprehensive information package containing an introduction to the Group's operations, a brief introduction to directors' responsibilities and duties and other statutory requirements will be provided to new directors upon their appointment. • All non-executive directors will be provided with reports on business progress, financial objectives, development plans and strategic plans regularly by the management. • The Secretary of the Board is responsible for ensuring that all directors obtain the latest information on the Listing Rules and other statutory requirements.
• Responsibilities of Non-executive directors	Yes	• Non-executive directors have actively participated in board meetings and served as committee members, reviewed the achievement of the Company's business objectives and provided independent opinions on the Board's decision making. • Responsibilities of Non-executive directors include: – Independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct at board meetings of the issuer; – Take a leading and guiding role on potential conflicts of interests; – Serve on the audit, remuneration, nomination and other governance committees, if invited, and; – Scrutinize the Company's performance in achieving agreed corporate goals and objectives, and monitoring the reporting of performance.

Code provision	Compliance	Corporate governance procedures
• Each director should ensure that he/she can give sufficient time to the affairs of the Company	Yes	• All directors have worked hard and faithfully performed their duties. There was satisfactory attendance at board meetings and meetings of the various committees in 2006.
• Directors must comply with the Model Code as set out in Appendix 10	Yes	• The directors of the Company have complied with the "Model Code for Securities Transactions by Directors" as set out in Appendix 10 of the Hong Kong Listing Rules in 2006. The Board has formulated the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and the Relevant Employees" as a written guideline for the trading of securities of the Company by the relevant employees.

Recommended best practices:

- All directors will have opportunities to receive professional training arranged by the Company for them during their terms of office.
- Each director has provided information on his/her employment with other companies and other major commitments to the Company upon accepting his/her appointment.
- All non-executive directors have attended board meetings and meetings of various committees regularly and contributed their skills and expertise to the Company's decision making. Most non-executive directors have attended the Shareholders' General Meetings of the Company.

A6. Supply of and Access to Information

Code principle

- Directors should be provided in a timely manner with appropriate information to enable them to make an informed decision and to discharge their duties and responsibilities.

The best corporate governance status

- The Secretary of the Board is responsible for providing all information to directors, including documents of all meetings of the Board and specialized committees; providing reports on business progress, financial objectives, development plans and strategic plans regularly and the latest information on the Listing Rules and other statutory requirements; and improving the quality and timeliness of information on a continued basis.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Meeting documents should be sent to directors at least three days before the date of a Board or committee meeting	Yes	• Meeting materials were sent to directors at least three days before the date of each Board or committee meeting.
• The management has the responsibility to provide sufficient information to the Board and its committees in a timely manner so that the Board can make informed decisions. Each director could have separate and independent access to the Company's senior management for making further enquiries	Yes	• The management provided sufficient information to the Board and its committees in a timely manner. Directors could have separate and independent access to the Company's senior management for obtaining necessary information. The Board and the committees would make arrangements for relevant members of the senior management to attend their meetings and report the latest situation about operations, including the background or explanatory information on matters to be submitted to the Board for consideration, disclosure documents, budgets, forecasts and monthly financial statements and other relevant internal financial statements.
• All directors are entitled to have access to Board papers and related materials. Steps must be taken by the Issuer to respond as promptly and fully as possible to queries raised by directors	Yes	• All Board papers and related materials have been kept by the Secretary of the Board for inspection by directors at any time. The Board and the committees have also made arrangements for relevant members of the senior management to attend their meetings and report the latest situation about operations and respond to queries.

B. Remuneration of Directors and Senior Management

B1. The Level and Make-up of Remuneration and Disclosure

Code principle

- The Company should establish a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration package for all directors. No director should be involved in deciding his/her own remuneration.

The best corporate governance status

- The Company has established the Nomination, Remuneration and Appraisal Committee, with its scope of duties including formulating and reviewing the remuneration policy and plan for the Company's directors and managers. However, other than four independent non-executive directors, the remaining directors have not received any directors' remuneration from the Company. Executive directors have received management remuneration from the Company. The remuneration for independent non-executive directors is determined with reference to the average market level and the Company's current status.
- During the year, the remuneration paid by the Company to two foreign independent directors amounted to HK$200,000 each person per year. The remuneration paid to two domestic independent directors amounted to RMB50,000 each person per year. Other than remuneration, independent directors have not received other compensation from the Company, with total compensation amounting to approximately RMB500,000.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The Issuer should establish the Remuneration Committee with a majority of members of the committee are independent non-executive directors	Yes	• The Board of the Company has established the Nomination, Remuneration and Appraisal Committee whose members comprise Chang Yung Tsung, Fang Hung, Kenneth, Zhang Wen Sheng, Yang Xiong Sheng and Sun Hong Ning, of whom three are independent non-executive directors. The Company has formulated the "Articles for the Nomination, Remuneration and Appraisal Committee" to specify the terms of reference and responsibilities of the Committee. Its authorities and roles include: – formulating and reviewing the remuneration policy and plan for the Company's directors and managers; – determining the remuneration of executive directors and senior management. • The relevant articles are published on the Company's website.
• The Remuneration Committee should consult the Chairman or the Chief Executive Officer about their proposals relating to the remuneration of other executive directors	No	• Other than the General Manager who serves as executive director, the Company does not have other executive directors. The General Manager receives management remuneration but not directors' remuneration.
• The responsibilities of the Remuneration Committee	Yes	• The Company has formulated the "Articles for the Nomination, Remuneration and Appraisal Committee" to specify the terms of reference and responsibilities of the Committee.
• The Remuneration Committee should make available its terms of reference and be provided with sufficient resources to discharge its duties	Yes	• The terms of reference have been published on the Company web site. The Company will provide sufficient resources for the Committee to discharge its duties.

Recommended best practices:

- The remuneration of executive directors and senior management has been generally linked with corporate and individual performance.
- The Company has disclosed the remuneration of each director, supervisor and member of senior management with their names in the annual report and accounts.

C. Accountability and Audit

C1. Financial Reporting

Code principle

- The Board should present a clear, comprehensive assessment of the Company's performance, position and prospects.

The best corporate governance status

- The Board has strived to provide comprehensive information in all regular financial reports issued to shareholders so as to comply with the regulatory requirements of the stock exchanges in both Hong Kong and Shanghai and continues to improve the "Management Discussion and Analysis" section, thereby disclosing comprehensive information on the Company's production and operation, finance and project development. Meanwhile, it will also take the initiative to increase the amount of information, including information on the Company's operating environment, development strategies and corporate culture, and to enhance the corporate governance report, so as to give a comprehensive, objective, fair and clear presentation of the Group's operating management conditions and prospects.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The management will provide such explanation and information to enable the Board to make assessment of the relevant matters	Yes	• The management of the Company has provided comprehensive reports on the Company's business progress, financial objectives, development plans and strategic plans to the Board at all Board meetings to enable all directors to make assessment with merits on the financial and other information submitted to them for approval.
• Directors should acknowledge their responsibilities for preparing the accounts; there should be a statement by the auditors about their reporting responsibilities in the report	Yes	• Directors have been responsible for overseeing the preparation of annual accounts so that the accounts could give a true and fair view of the Group's results and cash flow in the relevant year. • The auditors' report stated the reporting responsibilities.
• The board should present a balanced, clear and comprehensible assessment of the Company's performance in regular reports, announcements on share price-sensitive information and other financial information required to be disclosed	Yes	• The Board gave an objective, fair and clear presentation of the Group's position and prospects in all circulars issued to shareholders.

Recommended best practices:

- Apart from issuing annual results and interim results reports, the Company has prepared and issued the results and reports for the first and third quarters pursuant to the requirements of the Shanghai Stock Exchange. The Company announced and issued quarterly financial results within 30 days after the end of the relevant quarter. The information disclosed would be sufficient for shareholders to assess the performance, financial position and prospects of the Company.

C2. Internal Control

Code principle	• The board should ensure that the issuer maintains sound and effective internal control to safeguard the shareholders' investment and the issuer's assets.
The best corporate governance status	• The Board has authorized the management of the Company to establish and implement the internal control system and conduct reviews on the financial, operating and regulatory procedures from time to time to safeguard the Group's assets and shareholders' interests. Currently, the system is under further establishment and improvement. • The Company has established the internal audit department in the organizational structure to examine, supervise and evaluate the Company's financial position, operating and internal control activities regularly pursuant to different businesses and flows. Besides, it has appointed external audit institutions to audit the financial reports of the Company regularly pursuant to the PRC and Hong Kong accounting standards and provide independent and objective evaluations and recommendations in the form of an audit report. • The Company has appointed accountants with qualifications of the Hong Kong Institute of Certified Public Accountants pursuant to the requirements of the Hong Kong Stock Exchange to assist the accountants of the Company, and cooperated with the Audit Committee to audit the Company's financial reports and relevant accounts regularly and reported to the Board.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Directors should conduct at least once a year a review of the effectiveness of the internal control system (including financial control, operating control, compliance control and risk management functions)	Yes	• Currently, the Company has established the internal control system. In actual operation, the Company has established the internal audit department in the organizational structure to examine, supervise and evaluate the Company's financial position, operating and internal regulated compliance control activities regularly to minimize risks pursuant to different businesses and flows. Meanwhile, the management and the financial controller of the Company will report the internal control situation to the Audit Committee and the Board each year for evaluation by all directors.

Recommended best practices:

- The Company has ensured that the information disclosed in all circulars issued to shareholders are meaningful information and that the information do not contain misrepresentations, misleading statements or major omissions and is jointly and severally responsible for the truth, accuracy and integrity of the statements contained therein.

C3. Audit Committee

Code principle

- The Audit Committee should have clear terms of reference, including the establishment of arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors.

The best corporate governance status

- The Company has established the Audit Committee. The election of the members of the new session of the committee was held at the first meeting of the fifth session of the Board in 2006. Yang Xiong Sheng, Fan Chong Lai and Fan Yu Shu are members of the committee. All of them have expertise and experience in financial management. All members are non-executive directors, of whom two are independent non-executive directors. Independent director Mr. Yang Xiong Sheng, who possesses professional qualifications and professional experience in financial management, is appointed Chairman of the Committee.
- The Audit Committee is principally responsible for supervising and implementing the internal audit system of the Company and its subsidiaries; examining the financial information and information disclosure of the Company and its subsidiaries; supervising the internal control system of the Company and its subsidiaries, including financial control and risk management; auditing material connected transactions; and communicating, supervising and reviewing the internal and external audits of the Company.
- The Audit Committee held four meetings in 2006 at which the management and the financial controller reported on the financial position of the Company and major matters related to internal control.
- The Audit Committee makes at least one direct contact with external auditors of the Company each year to understand the procedures and principles for the preparation of the auditors' report so as to serve as a basis for evaluation.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• Full minutes of the Audit Committee meetings should be kept by a duly appointed secretary of the meeting and should be confirmed by all members of the Committee	Yes	• The Secretary of the Board has been responsible for compiling and keeping the minutes and relevant meeting materials of the Committee. The minutes reflected the consideration and voting situations of the meetings in an objective and detailed way and were signed by all directors attending the meetings for confirmation.
• A former partner of the existing auditors should not sit on the Audit Committee	Yes	• None of the Audit Committee members is a former partner of the external auditors.
• The terms of reference of the Audit Committee should be made available in a timely manner	Yes	• The Company has formulated the "Detailed Rules for the Operation of the Audit Committee" to specify the terms of reference and the working procedures for the Committee so as to meet the Code's, requirements. This has been published on the Company's web site. The Audit Committee is principally responsible for supervising and implementing the internal audit system of the Company and its subsidiaries; examining the financial information and information disclosure of the Company and its subsidiaries; supervising the internal control systems of the Company and its subsidiaries, including financial control and risk management; auditing material connected transactions; and communicating, supervising and reviewing the internal and external audits of the Company.
• The Board should obtain opinions from the Audit Committee on the selection or removal of external auditors	Yes	• The Audit Committee makes recommendations on the selection or removal of external auditors to the Board, subject to approval at the general meeting after consideration by the Board.
• The Audit Committee should be provided with sufficient resources to discharge its duties	Yes	• The Audit Committee may seek necessary independent professional advices pursuant to the established procedures at the costs of the Company.

Recommended best practices:

- There are members of the Audit Committee who act as main representatives between the Company and external auditors and are responsible for monitoring and coordinating the relationship between the parties.

D. Delegation by the Board

D1. Management Functions

Code principle

- The issuer should specify matters reserved to the Board for its decision and those delegated to the management and should give directions to the management as to the matters that must be approved by the Board.

The best corporate governance status

- The main functions and duties of the Board include convening the shareholders' general meetings; making decisions on the Company's operational plans, investment proposals and establishment of the internal management organization; preparing the Company's annual budget, final accounts and profit distribution scheme; formulating corporate merger, demerger, dissolution proposals and significant acquisition or sale proposals; and implementing the resolutions passed at the shareholders' general meetings.
- The Board may delegate part of its functions and duties to specialized committees, directors' working groups and the management and specify matters requiring approval by the Board.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• When the Board delegates aspects of its management and administration functions to the management, it must at the same time give clear directions as to the authorities of the management	Yes	• The management is accountable to the Board. Its main functions and duties include being in charge of the Company's production and operation management, organization and implementation of the annual operational plans and investment proposals approved by the Board, and implementation of the resolutions passed by the Board. When exercising its power, the management cannot surpass its terms of reference and resolutions of Board meetings.
• The issuer should separately identify functions reserved to the Board and those delegated to the management and conduct reviews on a regular basis	Yes	• The Company has specified the matters that required to be resolved at Board meetings in the "Detailed Rules for the Operation of General Manager".

Recommended best practices:

- The Company has specified the separate functions and duties between the Board and the management in the "Articles of Association", the "Rules of Proceedings for Board of Directors Meetings" and the "Detailed Rules for the Operation of General Manager", which have been published on the Company's web site.
- Each newly appointed director will receive a formal appointment letter specifying the major terms and conditions of the appointment.

D2. Board Committees

Code principle

- Board committees should be formed with specific written terms of reference which deal clearly with the committees' authorities and duties.

The best corporate governance status

- The Board of the Company has established three specialized committees, including the Strategy Committee, the Audit Committee and the Nomination, Remuneration and Appraisal Committee. The Board selects and appoints members of each committee by taking into account the expertise and experience of each director so that each committee can commence its work with high efficiency. Most members of the Audit Committee and the Nomination, Remuneration and Appraisal Committee are independent non-executive directors.
- Each committee has defined rules for operation which deal clearly with the committee's authority and duties as well as the procedures for handling matters.
- Meetings of all committees will be convened regularly to report their working progress and discussion results to the Board. Most members have actively participated in committee affairs. The Secretary of the Board offers comprehensive assistance to facilitate commencement of the work of all committees.

Records of Attendance of Meetings of Specialized Committees (Attendance/Number of Meetings)

Name	Position	Strategy Committee	Audit Committee	Nomination, Remuneration and Appraisal Committee
Sheng Chang Quan	Chairman and Non-executive Director	3/3	–	–
Xie Jia Quan	Executive Director	–	–	–
Sun Hong Ning	Non-executive Director	2/3	–	–
Chen Xian Hui	Non-executive Director	3/3	–	2/2
Zhang Wen Sheng	Non-executive Director	–	–	2/2
Fan Yu Shu	Non-executive Director	–	4/4	–
Cui Xiao Long	Non-executive Director	3/3	–	–
Chang Yung Tsung	Independent Non-executive Director	–	–	1/2
Fang Hung, Kenneth	Independent Non-executive Director	–	1/2	–
Yang Xiong Sheng	Independent Non-executive Director	–	4/4	2/2
Fan Cong Lai	Independent Non-executive Director	2/3	2/2	2/2

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The Board should specify clearly the terms of reference of the committees so that the committees can perform their duties properly	Yes	• The three committees established by the Board have adopted their respective Detailed Rules of Operation to provide guidance on their decision-making procedures and performance of duties. For the terms of reference of the committees, please see "A4. Appointment, Re- election and Removal", "B1. The Level and Make-up of Remuneration and Disclosure" and "C3. Audit Committee".
• The terms of reference of the committees should require them to report to the Board their decisions and recommendations	Yes	• The committees have reported their decisions and recommendations to the Board after each meeting and submitted to the Board for consideration the matters that required to be decided by the Board.

E. Communication with Shareholders

E1. Effective Communications

Code principle

- The Board should endeavour to maintain on-going dialogues with shareholders and in particular, by means of annual general meetings or other general meetings to communicate with shareholders and encourage their participation.

The best corporate governance status

- The Board endeavored to maintain on-going communications with shareholders and regarded the annual general meeting as a major opportunity to contact individual shareholders. All shareholders holding shares of the Company are entitled to attend the annual general meeting.
- The Company issues shareholders' circular at least 21 days before a general meeting. The Company issues the notice and the attached annual report, which contain the matters for consideration at the meeting and the voting procedures in detail, at least 45 days before the annual general meeting.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• In respect of each substantially separate issue at a general meeting, a separate resolution should be proposed by the chairman of that meeting	Yes	• Separate resolutions were proposed at the general meeting on each substantially separate issue, including the election of individual directors.
• The chairman of the Board should attend the annual general meeting and arrange for chairmen or members of the committees to be available to answer questions at the meeting	Yes	• The chairman of the Board has attended and presided over the annual general meeting and has arranged for representatives of all committees and the management of the Company to be available to answer questions raised by shareholders at the meeting.

E2. Voting by Poll

Code principle	•	The issuer should regularly inform shareholders of the procedures for voting by poll and ensure compliance with the requirements contained in the "Listing Rules" and the "Articles of Association".
The best corporate governance status	•	The Company has formulated the "Rules of Proceedings for General Meetings" specifying the voting format and the voting procedures of shareholders' general meetings and ensured that the procedures comply with the requirements contained in the "Listing Rules" and the "Articles of Association".
	•	The Company confirmed the validity of all the voting shares present at the meeting and appointed external auditors as scrutineers and appointed lawyers to issue letters of legal opinions on the final voting results. The voting results have been published in designated newspapers and websites.

Compliance procedures of the Code – Code provisions and recommended best practices

Code provision	Compliance	Corporate governance procedures
• The procedures for voting by poll and the right of shareholders demanding voting by poll should be disclosed in the circular of the general meeting. The chairman of a meeting and/or directors who individually or collectively hold proxies should disclose the votes represented by all proxies held by directors at the meeting	Yes	• The notice of a general meeting and the attached circular contained the details of the matters for consideration at the meeting and the voting procedures. The relevant procedures were also explained at the meeting. The chairman of the meeting disclosed the voting rights represented by proxies during voting.
• Ensure the votes cast are properly counted and recorded	Yes	• The Company appointed external auditors as scrutineers to properly count and record the valid votes. The Company appointed lawyers to issue letters of legal opinions on the final voting results.
• The chairman of a meeting should explain the procedures for voting by poll and for raising questions by shareholders before the commencement of the meeting	Yes	• The chairman of the meeting took care of the meeting procedures and questions raised by shareholders, and conducted a poll after all shareholders had gained a full understanding of the resolutions.

(IV) Information Disclosure

The Company performs its statutory obligation of disclosing information faithfully and strictly in compliance with the reporting regulations and procedures for disclosing such information. In order to ensure that all shareholders be informed in an equal and comprehensive manner, the Company truthfully, accurately and completely discloses such information that may materially affect the decision-making of the public investors. The Secretary of the Board is responsible for performing information disclosure.

During the reporting period, the Company published four periodic reports and ad hoc announcements to disclose details on important corporate information and the progress on major matters in accordance with the requirements of the listing rules of the Shanghai and Hong Kong stock exchanges. Announcements of the Company were published in China Securities Journal, Shanghai Securities News, Hong Kong Economic Times and South China Morning Post. For details of the announcements, please refer to the publications on the said dates or visit www.sse.com.cn, www.hkex.com.hk or www.jsexpressway.com.

No.	Publication Date	Item
1	20 February 2006	Indicative Announcement of the Meeting of Holders of Non-circulating A Shares
2	22 February 2006	Indicative Announcement of the Meeting of Holders of Non-circulating A Shares
3	24 February 2006	Indicative Announcement of the Meeting of Holders of Non-circulating A Shares
4	6 March 2006	Announcement of Investor On-line Roadshow for Share Segregation Reform
5	6 March 2006	Notice of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
6	15 March 2006	Announcement of the Delayed Disclosure of Adjustment to the Share Segregation Reform Proposal
7	22 March 2006	Announcement of the Delayed Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
8	7 April 2006	Announcement of the Share Registration Date and Date of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
9	7 April 2006	Announcement of Adjustments to the Share Segregation Reform Proposal
10	10 April 2006	Announcement of the Connected Transaction of 2006 Road Maintenance Service Contract between Guangjing Xicheng and Jiangsu Sundian
11	10 April 2006	Announcement of 2005 Annual Results
12	10 April 2006	Announcement of the 15th Meeting of the Fourth Session of the Board of Directors and Announcement of the 9th Meeting of the Fourth Session of the Supervisory Committee
13	12 April 2006	Indicative Announcement of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
14	18 April 2006	Indicative Announcement of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform

No.	Publication Date	Item
15	19 April 2006	Announcement of the Approval of the Company's Share Segregation Reform Proposal by the State Asset Supervision and Administration Commission of the People's Government of the Jiangsu Province
16	20 April 2006	Notice of 2005 Annual General Meeting
17	25 April 2006	Announcement of the Voting Results of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
18	8 May 2006	2006 First Quarterly Report
19	11 May 2006	Announcement of the Implementation of the Share Segregation Reform Proposal
20	2 June 2006	Announcement of the Transfer of Equity Interests in China Transportation HEAD New Technology (Shanghai) Co., Ltd.
21	6 June 2006	Announcement of the Resolutions of the 2005 Annual General Meeting
22	6 June 2006	Announcement of the Resolutions of the First Meeting of the Fifth Session of the Board of Directors and the First Meeting of the Fifth Session of the Supervisory Committee
23	12 June 2006	Announcement of the Implementation of 2005 Profit Distribution Scheme
24	7 July 2006	Announcement in Respect of Expected Increase in Profit for the First Half of 2006
25	13 July 2006	Announcement of the Second Meeting of the Fifth Session of the Board of Directors
26	19 July 2006	Notice of the 2006 First Extraordinary General Meeting
27	21 August 2006	2006 Interim Results Announcement
28	2 September 2006	Publication of Information of the Extraordinary General Meeting
29	5 September 2006	Announcement of the Resolution of the Extraordinary General Meeting and Legal Opinion
30	27 October 2006	Announcement of the Fourth Meeting of the Fifth Session of the Board of Directors
31	27 October 2006	2006 Third Quarterly Report
32	28 December 2006	Removal Notice of the Company's Office

2. Investor Relations and Communication

Investor relations is a pro-active way for a listed company to maximize its value. The management of the Company attaches great importance to investor relations. The Company has formulated the "Work System of Investor Relations Management" which sets out a move-forward approach, content and scope of work and corresponding work procedures for investor relations management.



During the reporting period, the Company has, in strict compliance with relevant requirements, adequately disclosed its information to investors. The Company disclosed important information and matters which may affect investors' interests by issuing periodic and ad hoc announcements, aiming at raising its standards on information disclosure. It also fully utilized the Company's website to regularly announce information which is of interests to investors such as operating activities and news to update investors on the latest developments of the Company, which has in turn increased its transparency.



The core of investor relations is effective communication. Through two-way and interactive communications with investors, a win-win situation is achieved for both parties. During the year, the Company also kept close contact with domestic and foreign media and investors through various means such as results announcement presentations, press conferences, domestic and overseas roadshows, regular meetings with investors and analysts, teleconferences and on-line roadshows. During the year, nine large-scale roadshows and presentation events were held, as well as over 60 regular investor meetings and teleconferences, having discussions and presentations with over 300 investment fund managers and analysts. Details of the activities are as follow:

January
- Participated in the "Greater China Conference" organized by UBS Warburg in Shanghai

February
- Participated in the "Access China Conference" organized by Deutsche Bank AG in Beijing

March
- Held pre-share segregation reform meetings with institutional investors
- Held on-line roadshow for share segregation reform

April
- Held 2005 annual results presentation and roadshows in Hong Kong

Participated in the "China Conference" organized by JPMorgan Chase in Beijing

May
- Participated in the "China Forum" organized by Credit Lyonnais Securities in Shanghai

August
- Held 2006 interim results presentation and roadshows in Hong Kong

September
- Organized investor roadshows in the United States

November
- Participated in "Investment Summit" (「投資峰會」) organized by Goldman Sachs in Beijing

The Company, through active investor relations programs, aims at increasing its transparency, enhancing communications, and increasing investors' understanding of and trust in our businesses. It also aims at building investors' confidence in its future developments and promoting market recognition and support to the Company, so that the Company's business development potential and actual value will be fully reflected in the market.

3. Shareholder Return

Since its listing, the Company has been maintaining high return for shareholders. The Company has been paying cash dividends for 9 consecutive years, with an aggregate of RMB4.845 billion cash dividend distributed. The annual average dividend payout ratio is an impressive 72%. For 2006, the Board recommended the distribution of a cash dividend of RMB0.19 per share, equivalent to 96.5% of the distributable profit of the year.



In order to achieve the objective of sustained development and ultimately to create long-term and stable return for shareholders, the Company has never halted its project investment strategy of acquiring quality projects to expand the scope of its operations. While the Company's gearing and financing costs have risen due to a substantial increase in capital expenditures in recent years, ensuring a long-term and stable return for shareholders remains the top priority of the Company. In the coming years, the Company will maintain the policy of high dividend payout ratio. The Board has made the undertaking that from 2005 to 2008, the Company will continue to distribute cash dividends each year with the dividend payout level not lower than 85% of the distributable profit of the year concerned.



(1) During the reporting period, the Company has completed the Share Segregation Reform. There has been no change in the total number of shares under the Company's share reform. The changes in share capital structure are set out below:

Unit: Shares

	Prior to current movement		Current movement (+,-)	After current movement	
	Number of shares	%	Shares given away	Number of shares	%
I. Shares subject to selling restrictions					
1. State-owned shares	2,778,663,600	55.16%	-39,366,894	2,739,296,706	54.37%
2. State-owned legal person shares	600,471,000	11.92%	-8,505,065	591,965,935	11.75%
3. Other domestic shares	286,612,900	5.69%	-128,041	286,484,859	5.69%
Total shares subject to selling restrictions	3,665,747,500	72.77%	-48,000,000	3,617,747,500	71.81%
II. Circulating shares not subject to selling restrictions					
1. RMB-denominated ordinary shares	150,000,000	2.98%	+48,000,000	198,000,000	3.93%
2. Overseas listed foreign shares	1,222,000,000	24.26%	—	1,222,000,000	24.26%
Total shares not subject to selling restrictions	1,372,000,000	27.23%	+48,000,000	1,420,000,000	28.19%
III. Shares in total	5,037,747,500	100%	0	5,037,747,500	100%

Listing timetable for shares subject to selling restrictions

Unit: Shares

Schedule	[illegible] selling restrictions	Balance of shares subject to selling restrictions	Explanation
16 May 2007	286,484,859	286,399,104	As the substantial shareholders have advanced the consideration on behalf of some social legal shareholders in the Share Segregation Reform, the social legal shareholders may opt to repay in shares or in cash. While the repayment of the advanced consideration is under way, the number of listed and tradeable shares upon expiration of selling restrictions will change slightly.
16 May 2011	3,331,262,641	3,331,348,396	
Total	3,617,747,500	3,617,747,500	—

(2) Share Issues and Listings

1. The Company issued 1,222 million H shares at HK$3.11 (equivalent to RMB3.33) per share which were listed on the Hong Kong Stock Exchange on 27 June 1997.

2. The Company issued 150 million domestic public shares (A shares) to domestic investors at the issue price of RMB4.20 per share. The issue of shares was launched from 22 December to 23 December 2000 by means of online pricing issue and placing to investors from the secondary market. The shares were listed on the Shanghai Stock Exchange on 16 January 2001.

3. The Company's Sponsored Level I ADR was effective on 23 December 2002 and the shares have been traded in the over-the-counter market in the United States.

4. During the reporting period, the Company has completed the Share Segregation Reform. The non-circulating shareholders shall transfer 48,000,000 shares to the circulating A shareholders at no consideration, representing a consideration of 3.2 shares paid by the non-circulating shareholders for every 10 circulating A shares held by the circulating A shareholders. The Share Segregation Reform was implemented on 16 May 2006. The 48,000,000 shares which were transferred by the non-circulating shareholders were listed and circulated. The number of circulating A shares was increased from 150,000,000 shares to 198,000,000 shares, representing 3.93% of the Company's total share capital. The total number of the share capital has not been changed as a result of the Share Segregation Reform.



(3) Shareholdings of Major Shareholders

1. Number of Shareholders at the End of the Reporting Period

As at 31 December 2006, there was a total of 37,196 shareholders whose names appeared on the register of shareholders of the Company, of whom 36,492 were domestic shareholders and 704 were foreign shareholders.

2. Shareholdings of Major Shareholders of the Company

(i) As at 31 December 2006, shareholdings of the top ten shareholders of the Company were as follows:

Name of shareholder	Category of the shareholder	Shareholding percentage (%)	Number of shares held	Number of shares held subject to selling restrictions	Number of shares pledged or frozen
Jiangsu Communications Holdings Company Ltd.	State-owned shareholder	54.44	2,742,340,507	2,742,340,507	0
Huajian Transportation Economic Development Centre	State-owned shareholder	11.69	589,007,889	589,007,889	0
JPMorgan Chase & Co.	Foreign shareholder	2.91	146,655,300	0	Unknown
UBS AG	Foreign shareholder	1.72	86,405,060	0	Unknown
Sumitomo Mitsui Asset Management Limited	Foreign shareholder	1.45	73,180,000	0	Unknown
HSBC Halbis Partners (Hong Kong) Limited	Foreign shareholder	1.38	69,738,000	0	Unknown
Schroder Investment Management Limited	Foreign shareholder	1.23	61,000,000	0	Unknown
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	Others	0.45	22,706,068	0	Unknown
Huaxia Securities Co., Ltd. (華夏證券有限公司)	Others	0.42	21,160,000	0	Unknown
Shenyin Wanguo Securities Co., Ltd. (申銀萬國證券股份有限公司)	Others	0.29	14,450,000	0	Unknown

Note: Connection between the top ten shareholders:

(a) The Company is not aware whether the top ten shareholders are connected to each other or acting in concert.

(b) During the reporting period, there were no connecting persons, strategic investors or general legal persons becoming one of the top ten shareholders of the Company as a result of the placing of new shares.

(c) The number of shares held by H-share holders were extracted from the register required to be maintained under the Securities and Futures Ordinance of Hong Kong (the "SFO").

(ii) As at 31 December 2006, the shareholdings of the top ten shareholders not subject to selling restrictions were as follows:

Name of shareholder	Number of shares held at the end of the reporting period (shares)	Category of the shares held
JPMorgan Chase & Co.	146,655,300	H shares
UBS AG	86,405,060	H shares
Sumitomo Mitsui Asset Management Limited	73,180,000	H shares
HSBC Halbis Partners (Hong Kong) Limited	69,738,000	H shares
Schroder Investment Management Limited	61,000,000	H shares
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	22,706,068	A shares
Winner Glory Development Ltd	12,000,000	H shares
Xing Kang (邢康)	2,735,537	A shares
Orient Securities-Agricultural Bank of China (東方證券－農行) – LEHMAN BROTHERS INTERNATIONAL	1,800,960	A shares
CICC – Standard Chartered (國際金融－渣打) – CITIGROUP GLOBAL MARKETS LIMITED	1,378,341	A shares

(iii) As at 31 December 2006, the shareholdings of the top ten shareholders subject to selling restrictions and their selling restrictions were as follows:

			Listing and trading of shares subject to selling restrictions		
No.	[illegible]	Number of shares held subject to selling restrictions	Listing and trading date	Number	Selling restrictions
1	Jiangsu Communications Holdings Company Ltd.	2,742,340,507	16 May 2011	0	Nil
2	Huajian Transportation Economic Development Centre	589,007,889	16 May 2011	0	Nil
3	Huaxia Securities Co., Ltd. (華夏證券有限公司)	21,160,000	16 May 2007	0	*Note 1*
4	Shenyin Wanguo Securities Co., Ltd. (申銀萬國證券股份有限公司)	14,450,000	16 May 2007	0	*Note 1*
5	Shanghai Haiji Investment Development Co., Ltd. (上海海基投資發展有限公司)	14,150,000	16 May 2007	0	*Note 1*
6	Jinagsu High Technology Investment Group Co., Ltd. (江蘇高科技投資集團有限公司)	12,469,800	16 May 2007	0	*Note 1*
7	Shanghai Ruichen Investment Management Consultant Co., Ltd. (海瑞晨投資管理諮詢有限公司)	4,400,000	16 May 2007	0	*Note 1*
8	Jiangsu Power Company (江蘇省電力公司)	4,000,000	16 May 2007	0	*Note 1*
9	Rundi Zhi Ye Co., Ltd. (潤地置業股份有限公司)	3,000,000	16 May 2007	0	*Note 1*
10	China Economic Technology Investment and Guaranty Co., Ltd. (中國經濟技術投資擔保有限公司)	3,000,000	16 May 2007	0	*Note 1*

Note 1: Consent shall be obtained from the Non-circulating Shareholders who have advanced the consideration on behalf of the relevant shareholders and that the consideration so advanced shall be repaid by the relevant non-circulating shareholder. For repayment, the relevant (advancee) shareholders may opt to transfer the amount of shares being advanced or to pay in cash in an amount calculated in accordance to the average closing price of the five trading days following the implementation of the Company's Share Segregation Reform for the consideration shares. Application for listing status of such shares shall then be submitted by the Company to the stock exchange.



3. Controlling shareholders – Jiangsu Communications Holdings Co., Ltd.

Jiangsu Communications Holdings Co., Ltd. ("Communications Holdings"), the Company's controlling shareholder, was established on 15 September 2000. Before the Share Segregation Reform, Communications Holdings held 2,781,743,600 shares of the Company, representing 55.22% of the total share capital of the Company. After the Share Segregation Reform, the number of the Company's shares held by Communications Holdings has changed as a result of the repayment of consideration shares and advancement of the consideration on behalf of some social legal person shareholders. While payment of the advanced consideration is under way, as at 31 December 2006, Communications Holdings held 2,742,340,507 shares of the Company, representing 54.44% of the total share capital of the Company.

Communications Holdings was incorporated with the capital from the provincial government of Jiangsu Province, which has authorized the former as an operating unit of State-owned assets with investment nature and as an investing organ. Its legal representative is Mr. Shen Chang Quan. Its original registered capital amounted to RMB4.6 billion. On 15 September 2004, Communications Holdings merged with Jiangsu Communications Industrial Group Co., Ltd. (江蘇交通產業集團有限公司), another investing organ of transportation in Jiangsu Province. Following the merger, it applied for registration of industrial and commercial changes and at present, its registered capital amounts to RMB16.8 billion. To such extent as authorized by the provincial government, the company is engaged in the operation and management of State-owned assets; investment, construction, operation and management of transport infrastructure, transportation and other related sectors; collection of tolls from vehicles according to the relevant rules; and industrial investment and domestic trading within the scopes of authorization of the provincial government.

The ownership and controlling relationship between the Company and the de facto controller:


Jiangsu Communications Holdings Co., Ltd.
54.44%
The Company



4. Shareholders holding 10 percent or more shares - Huajian Transportation Economic Development Centre

Name of shareholder	Huajian Transportation Economic Development Centre
Legal representative	Fu Yu Ning
Date of incorporation	18 December 1993
Registered capital	RMB500,000,000
Corporate nature	People's ownership
Shareholding	11.69%
Scope of business	Its principal businesses are investment and management of roads, docks, ports and ocean passages; research and development of new technologies, new products and new materials related to transport infrastructure; the sale of products, and so forth.

5. As at 31 December 2006, as far as the Company is aware, the following individuals held 5% or more of the interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the SFO:

Name	Capacity	Direct interests	Number of shares	Percentage of H Shares (total shares)
Jiangsu Communications Holdings Company Ltd.	Others	Yes	2,740,330,070	(54.44)%
China Merchants Group Limited (招商局集團有限公司)/ Huajian Transportation Economic Development Centre [(1)]	Others	Yes	589,006,291	(11.69)%
JP Morgan Chase & Co. [(2)]	Interests in controlled corporation	Yes	146,655,300 143,861,700(P)	12.00% (2.91)% 11.77% (2.86)%
HSBC Halbis Partners (Hong Kong) Limited [(3)]	Interests in controlled corporation	No	69,738,000	5.71% (1.38)%
Sumitomo Mitsui Asset Management Company Limited/ Sumitomo Life Insurance Company, Limited [(4)]	Interests in controlled corporation	No	73,168,000	5.99% (1.45)%

(P) Lending pool

Note:

(1) China Merchants Group Limited was deemed to hold interests by virtue of its control of Huajian Transportation Economic Development Centre's interest in the shares.

(2) JP Morgan Chase & Co. was deemed to hold interests by virtue of its controlling interests in the following corporations:

(i) 143,861,700 shares (reported as lending pool) held by JP Morgan Chase Bank, N.A. (a 100% directly controlled corporation);

(ii) 2,793,600 shares held by JP Morgan Whitefriars Inc. (a 100% indirectly controlled corporation);

(3) HSBC Halbis Partners (Hong Kong) Limited was deemed to hold interests in the shares in its capacity as the investment manager. It is stated in Form 2 submitted by HSBC Halbis Partners (Hong Kong) Limited to the Hong Kong Stock Exchange on 19 September 2006 that that its parent company is HSBC Holdings plc.

(4) Sumitomo Life Insurance Company, Limited was the controlling shareholder of Sumitomo Life Insurance Company, Limited, which was deemed to hold interests in the shares. Sumitomo Mitsui Asset Management Company, Limited was deemed to hold interests in the shares in its capacity as the investment manager.

Save as disclosed above, to the Company's best knowledge, as at 31 December 2006, there was no person who was required to make disclosure under the SFO.

(4) Purchase, Sale and Redemption of Shares of the Company

As at 31 December 2006, there was no purchase, sale or redemption of the Company's shares by the Company or any of its subsidiaries.

(5) Pre-emption Rights

In accordance with the laws of the People's Republic of China and the Company's articles of association, the Company did not grant any pre-emption rights pursuant to which the Company was required to offer new shares to existing shareholders in proportion to their shareholdings.

(6) Public Float

As at 31 December 2006 and 23 March 2007 (the latest practicable date of this disclosure statement), the Company complied with the 25% public float requirement under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors, Supervisors, Senior Management and Staff



(I) General Information

Names	Sex	Age	Position with the Company	Term of office
Shen Chang Quan	M	59	Chairman	From June 2006 to 2009
Xie Jia Quan	M	56	Executive Director, General Manager	From June 2006 to 2009
Zhang Wen Sheng	M	60	Non-executive Director	From June 2006 to 2009
Sun Hong Ning	M	46	Non-executive Director	From June 2006 to 2009
Chen Xiang Hui	M	44	Non-executive Director	From June 2006 to 2009
Fan Yu Shu	F	55	Non-executive Director	From June 2006 to 2009
Cui Xiao Long	M	46	Non-executive Director	From June 2006 to 2009
Chang Yung Tsung	F	75	Independent Non-executive Director	From June 2006 to 2009
Fang Hung, Kenneth	M	69	Independent Non-executive Director	From June 2006 to 2009
Yang Xiong Sheng	M	47	Independent Non-executive Director	From June 2006 to 2009
Fan Cong Lai	M	45	Independent Non-executive Director	From June 2006 to 2009
Zhou Jian Qiang	M	54	Chairman of the Supervisory Committee	From June 2006 to 2009
Zhang Cheng Yu	M	56	Supervisor	From June 2006 to 2009
Ma Ning	F	50	Supervisor	From June 2006 to 2009
Shang Hong	F	44	Supervisor representing staff	From June 2006 to 2009
Zhou Hao Xiang	M	59	Supervisor representing staff	From June 2006 to 2009
Qian Yong Xiang	M	43	Deputy General Manager	From January 2007 to December 2009
Liu Wei	F	51	Deputy General Manager, Chief Financial Officer	From January 2007 to December 2009
Zhao Jia Jun	M	40	Deputy General Manager	From January 2007 to December 2009
Yao Yong Jia	M	43	Secretary to the Board of Directors	From January 2007 to December 2009
Lee Wai Fun, Betty	F	46	Company Secretary (Hong Kong)	From June 2006 to May 2007

Notes:

1. *During the reporting period, the directors, supervisors and senior management did not hold any shares of the Company, including their spouses or children or their relatives or their controlled entities or trusts with 30% equity interests or above.*

2. *The directors and the senior management of the Company are not associated or related.*

(II) Information of Directors and Supervisors Working in Shareholders' Companies

Name	[illegible]	Title	Term of Office
Shen Chang Quan	Communications Holdings	Chairman	From January 2001 up to now
Zhou Jian Qiang	Communications Holdings	General Manager	From November 2000 up to now
Sun Hong Ning	Communications Holdings	Deputy General Manager	From May 2003 up to now
Chen Xiang Hui	Communications Holdings	Deputy General Manager	From May 2003 up to now
Zhang Wen Sheng	Huajian Transportation Economic Development Centre	Deputy General Manager	From November 1998 up to now
Fan Yu Shu	Communications Holdings	Director of Financial Auditing Department	From December 2002 up to now
Cui Xiao Long	Communications Holdings	Director of Operational	From February 2002 up to now
Zhang Cheng Yu	Communications Holdings	Director of Human Resources Department	From January 2002 up to now
Ma Ning	Huajian Transportation Economic Development Centre	Assistant Manager of Planning and Finance Department	From September 1998 up to now

(III) Emoluments for the Year

The emoluments for directors, supervisors and other senior management are recommended by the Board, approved by the Nomination, Remuneration and Appraisal Committee under the Board in accordance with the relevant requirements, market levels and the Company's actual circumstances, considered and approved at the general meeting of the Company and finalized with their salary agreements entered into with the Company. The Company's four independent directors received emoluments for independent directors for year 2006. The rest of the directors and supervisors (including those working for the Company) did not receive emoluments for directors or supervisors. The directors and supervisors holding positions with the Company received management remunerations based on their specific management positions.

1. The annual allowances paid for each of the two overseas independent directors and each of the two domestic independent directors by the Company were equivalent to approximately RMB200,000 and RMB50,000 respectively during 2006. Apart from the above-mentioned allowances, the independent directors did not receive any other remuneration from the Company. The total remuneration amounted to approximately RMB500,000. Other directors and supervisors did not receive emoluments and allowances from the Company.

2. The emoluments of the Company's senior management (including deputy general managers, financial controller and secretary to the Board) comprised salaries of the position held, performance bonus and fringe benefits. Fringe benefits comprised pension scheme contribution and various social insurance schemes. There were no housing allowances or other allowances.



Details of remunerations received by the directors, supervisors and senior management during 2006

RMB'000

Personnel	Remuneration of directors or supervisors	Management remuneration	Total	Received remuneration in shareholders' entities or other connected entities
Directors				
Shen Chang Quan	–	–	–	Yes
Xie Jia Quan	–	357	357	No
Zhang Wen Sheng	–	–	–	Yes
Sun Hong Ning	–	–	–	Yes
Chen Xiang Hui	–	–	–	Yes
Fan Yu Shu	–	–	–	Yes
Cui Xiao Long	–	–	–	Yes
Independent directors				
Chang Yung Tsung	200	–	200	No
Fang Hung, Kenneth	200	–	200	No
Yang Xiong Sheng	50	–	50	No
Fan Cong Lai	50	–	50	No
Supervisors				
Zhou Jian Qiang	–	–	–	Yes
Zhang Cheng Yu	–	–	–	Yes
Ma Ning	–	–	–	Yes
Shang Hong	–	217	217	No
Zhou Hao Xiang	–	217	217	No
Senior Management				
Qian Yong Xiang	–	269	269	No
Liu Wei	–	258	258	No
Zhao Jia Jun	–	217	217	No
Yao Yong Jia	–	217	217	No
Lee Wai Fun, Betty	–	–	–	No
Wu Zan Ping*	–	242	242	No
Total	500	1,994	2,494	

* *Mr. Wu Zan Ping, the former deputy general manager of the Company, resigned on October 2006. His annual remuneration referred to his salary during his term of office.*

(IV) Changes in Directors, Supervisors and Senior Management

At the Company's 2005 annual general meeting convened on 5 June 2006, the elections for all members of the new sessions of the Board and the Supervisory Committee were held. At the meeting, attending shareholders voted to appoint Mr. Shen Chang Quan, Mr Xie Jia Quan, Mr. Zhang Wen Sheng, Mr. Sun Hong Ning, Mr. Chen Xiang Hui, Ms. Fan Yu Shu and Mr. Cui Xiao Long as Directors of the Company; Ms. Chang Yung Tsung, Mr. Fang Hung, Kenneth, Mr. Yang Xiong Sheng and Mr Fan Cong Lai as Independent Non-executive Directors of the Company; Mr. Zhou Jian Qiang, Mr. Zhang Zheng Yu and Ms. Ma Ning as members of the Company's Supervisory Committee; and Ms. Shang Hong and Mr. Zhou Hao Xiang as Supervisors representing the staff, forming the fifth session of the Board and the Supervisory Committee.

At the first meeting of the fifth session of the Board and the first meeting of the fifth session of the Supervisory Committee, Mr. Shen Chang Quan and Mr. Zhou Jian Qiang were respectively elected as the Chairman of the Board and the Chairman of the Supervisory Committee.

In October 2006, Mr Wu Zan Ping, Deputy General Manager of the Company, resigned from the management position of the Company due to job change. The Company's General Managers' Meeting nominated Mr. Zhao Jie Jun as Deputy General Manager for a term starting from December 2006 and ending in December 2009.

(V) Other Information of Directors, Supervisors and Senior Management

Directors' and Supervisors' contracts

Apart from the employment contract of Mr. Xie Jia Quan, each of the directors and supervisors has entered into a service contract with the Company. The content of these contracts was primarily the same in all material respects. The terms of these contracts started from the date of the 2006 annual general meeting (or the appointment date) until the date of the annual general meeting to be held in 2009. The Company, the directors or the supervisors can terminate the contracts by giving not less than three months prior notice in writing to the other party. Save as the above-mentioned, none of the directors or supervisors has entered into or has proposed to enter into any service contracts with the Company expiring or determinable by the employer within one year with payment of compensation (other than statutory compensation). The Company was not required to pay compensation to any director for the reason that the directors intended to be re-elected in the next annual general meeting but their service contracts have not expired.

Interests of Directors and Supervisors in Contracts

The Company was not aware of any material contracts in which any directors or supervisors held direct or indirect interests or had significant direct or indirect conflict of interests.

The Statement and Undertaking of Directors, Supervisors and Senior Management

During the reporting period, the directors, supervisors and senior management of the Company have signed statements and letters of undertaking in accordance with the listing requirements of the Shanghai Stock Exchange.

The Model Code for Securities Transactions by Directors

Upon specific enquiries made to all the Directors and Supervisors of the Company, the directors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Companies under Appendix 10 of the Hong Kong Listing Rules (the "Model Code"). The Company has also established the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and Relevant Employees" to ensure the relevant personnel's compliance with the code in carrying out securities transactions.

Dealings in Securities by Directors, Supervisors and Senior Management

During the reporting period, there was no record showing that any directors, supervisors or senior management or any of their associates held any interests in the registered capital of the Company and its subsidiaries or associates being disclosable under the SFO or the Model Code for Securities Transactions by Directors of Listed Companies.

During the year, none of the directors, supervisors, senior management or any of their respective associates (including their spouses and children under 18 years of age) were granted any interests under any arrangement to subscribe for the equity or debenture of the Company, its subsidiaries or its associates.

(VI) Profiles of Directors, Supervisors and Senior Management

Directors

Mr. Shen Chang Quan, Chairman, Chairman of the Strategy Committee, born in 1948, economist. Mr. Shen had been the head and the party secretary of Wu County in 1981, and a deputy mayor of Suzhou City since 1992. He was in charge of urban and communications developments of Suzhou City for a long time and was responsible for the development of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been the chairman of the board of Jiangsu Communications Holdings Company Limited ("Communications Holdings") since January 2001.

Mr. Xie Jia Quan, Director, General Manager, Member of the Strategy Committee, born in 1951, is a university graduate and a post-graduate grade senior engineer. Mr. Xie was a technical staff and an assistant at Jiangsu Communications Planning and Design Institute in 1978, and deputy head of the Planning Department of Jiangsu Communications Bureau in 1985. He was deputy head of the Engineering Department of Jiangsu Expressway Construction Command Office in 1992, head of its Planning Department, deputy chief engineer and then the site commander and deputy chief commander. He has been the deputy commander of the expansion project command office of the Company since August 2003. He has assumed the position of general manager of the Company since December 2003. Mr. Xie has long been engaged in the management of communication construction and management of expressway operation. Mr. Xie is a senior expert with substantial experience in expressway construction and management.

Mr. Zhang Wen Sheng, Director, Member of the Nomination, Remuneration and Appraisal Committee, born in 1947, senior economist. Mr. Zhang started working at the Tianjin Port in 1968. In 1974, he joined the Ministry of Communications where he has been secretary of general office, deputy director of Production Regulatory Bureau, deputy director of Enterprise Administrative Bureau, director of the System Reformation Office, director of the System Regulatory Office and assistant supervisor and so forth, underscoring his longstanding involvement in communication administration. In 1998, he became the deputy general manager of Huajian Transportation Economic and Development Centre. He is currently the vice chairman of Northeastern Expressway Co., Ltd., Sichuan Expressway Co., Ltd. and Guangxi Wuzhou Communications Co. Ltd. and a director of Anhui Expressway Co., Ltd. Mr. Zhang has extensive experience in the research of corporate laws and business management.

Mr. Sun Hong Ning, Director, Member of the Nomination, Remuneration and Appraisal Committee, born in 1961, EMBA from China Europe International Business School in Shanghai. Mr. Sun had been deputy division head at Jiangsu State Secrecy Bureau since 1994. He was secretary of general office at the Jiangsu Provincial Party Committee in 1995, secretary of general office of the Jiangsu Provincial Government in 2001; and director and deputy general manager of Communications Holdings in 2003. Mr. Sun is also vice chairman of Jiangsu Sujiahang Expressway Co., Ltd., a director of Huatai Securities Co. Ltd. and a director of Jinling Hotel Co. Ltd. He has substantial experience in business and management.

Mr. Chen Xiang Hui, Director, Member of the Strategy Committee, born in 1963, with a Bachelor degree in industrial engineering and an MBA, post-graduate grade senior engineer. Mr. Chen has been involved in communication construction management and expressway operation management for a long time. Mr. Chen was deputy director of the Project Quality Supervisory Section of Jiangsu Communications Department, a director of Jiangsu Ninglian Ningtong Management Office and general manager of the Company. Mr. Chen is currently director and deputy general manger of Communications Holdings. He is vice chairman of the Jiangsu Young Businessmen Association, deputy secretary general of the Expressway Operations Management Association of China's Academy of Highways and a standing committee member of the Expressway Operations Committee of Jiangsu Academy of Highways.

Ms. Fan Yu Shu, Director, Member of the Audit Committee, born in 1952. She is tertiary educated and a senior accountant. Ms. Fan was a manager of Transportation Business Department of Jiangsu Leasing Company and a deputy manager of Jiangsu Communications Investment Corp. She is a director of the Finance Department of Communications Holdings, a director of Jiangsu Yangtze Bridge Co., Ltd. and Jiangsu Guangjing Xicheng Expressway Co., Ltd., and vice chairman of the Jiangsu Communications Accountant Association. She has more than 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, Director, Member of the Strategy Committee, born in 1961, university graduate, senior economist. Mr. Cui had been working in the Jiangsu Communications Bureau since 1984. He was the section chief of Finance Division, the deputy general manager of Jiangsu Communications Investment Corp. and director of Investment and Development Department at Communications Holdings. Mr. Cui is director of the Operational Safety Department at Communications Holdings and holds the position of director of Toll Management Centre of Expressway Network of Jiangsu Province concurrently. He is also deputy secretary general of Communications Enterprise Association of Jiangsu Province. He has over 20 years of experience in corporate management and finance management.

Ms. Chang Yung Tsung, Alice, Independent Director, Chairman of the Nomination, Renumeration and Appraisal Committee, born in 1932. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region, a standing committee member of the National Committee of the Chinese People's Political Consultative Conference, an advisor to the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch) and chairperson of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also managing director of Taching Petroleum Co. Ltd., president of Yung Shing Enterprise Co., the China senior advisor to Tlefonaktiebolaget LM Ericsson, the director of Nanjing Ericsson Panda Communications Co., Ltd., the director of Beijing SE Putian Mobile Communications Co., Ltd., chairman of Shanghai Overseas Chinese Commercial Centre Co., Ltd., and chairman of Jiangsu Hong Kong Aero Enterprise Ltd. Ms. Chang has decades of experience in business development and investment. Ms. Chang has been awarded the Insignia of the Commander of the Royal Order of the Polar Star bestowed by His Swdish Majesty King Carl Gustav XVI of the Kingdom of Sweden and the Gold Bauhinia Star of the Hong Kong Special Administrative Region.

Mr. Fang Hung, Kenneth, Independent Director, Member of the Nomination, Remuneration and Appraisal Committee, born in 1938 and originated from Shanghai, graduated from Massachusetts Institute of Technology in the USA with a chemical engineering master degree in 1960s. He is the chairman of Jiangsu Times Supermarket Co., Ltd., the chairman of Fang Brothers Knitting Ltd., and a member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in major industrial or commercial associations, including as an Honorary Chairman of Hong Kong Textile Council and Hong Kong Wollen & Synthetic Knitting Manufacturers Association and a member of the Textile Advisory Board.

Mr. Yang Xiong Sheng, Independend Director, Chairman of the Audit Committee, Member of the Nomination, Renumeration and Appraisal Committee, born in 1960 and a tutor for doctoral candidates. Mr. Yang became research office director of Jiangsu Lianyungang Finance School in 1981 before joining the Lianyungang Audit Bureau in 1987. In 1994 he was posted to the accounting department of Nanjing University, where he has been department head since 1999, underpinning his profound expertise in the accounting profession.

Mr. Fan Cong Lai, Independent Director, Member of the Strategy Committee, Member of the Audit Committee, born in 1962, is a tutor for doctoral candidates and a renowned economist nationwide. Mr. Fan was a teaching assistant of the Economics Faculty of the Business School at Nanjing University in 1983 and a lecturer in 1988. He has been professor and department head of the Economics Faculty of the Business School at Nanjing University since 1996. Mr. Fan is currently secretary of the Communist Party Committee of the Business School at Nanjing University, vice chairman of Jiangsu Finance Association and vice chairman of the Jiangsu Investment Association. Mr. Fan has long been engaged in teaching and research of monetary finance, corporate finance and capital markets. He is knowledgeable in economic theories. He has received numerous national awards honouring his outstanding contribution as an expert. In 2003, he was awarded the "National Higher Education Professional" by the State's Education Department.

Supervisors

Mr. Zhou Jian Qiang, Chairman of the Supervisory Committee, born in 1953, senior economist and senior engineer, graduated in 1985 with a master degree. Mr. Zhou has joined the Jiangsu Provincial Planning Economy Committee since 1985 and then director; he was deputy general manager of Jiangsu ITIC in 1997; deputy director of Jiangsu Provincial Planning Economy Committee in 1999; and vice chairman and general manager of Communications Holdings since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. Zhang Cheng Yu, Supervisor, born 1951, tertiary educated, senior economist. Mr. Zhang has been deputy general manager, deputy secretary of the Communist Party Commission, general manager and secretary of the Communist Party Commission of Yangzhou Motoring Corporation since 1985. He became deputy head of the Communications Bureau of Yangzhou City in 1996 and then joined Jiangsu Yangtze Bridge Co., Ltd. as deputy general manager in January 2001. In July 2001, he became general manager of Jiangsu Ningjingyen Expressway and in January 2002, he became personnel director of Communications Holdings. Mr. Zhang has extensive experience in financial and transport management.

Ms. Ma Ning, Supervisor, born in 1956, tertiary educated, accountant. She is currently deputy manager of the Finance Department of Huajian Centre. Ms. Ma had been an accountant in the finance department of the Ministry of Communications since 1975 and an accountant of China Association of Navigation since January 1990. She has been working for Huajian Centre since June 1994 and is now deputy manager of the Planning and Finance Department.

Ms. Shang Hong, Supervisor, born in 1963, university graduate and senior engineer. Ms. Shang taught in the Civil Engineering Department of Nanjing Jinling Vocational University from July 1985 to May 1993. She was an engineer of the Engineering Department of Jiangsu Expressways Command Office from June 1993 to September 1996. She was deputy head of the Planning Division of the Manager Department of the Company in September 1996, head of the Planning Division of the Securities Department of the Company in May 2000 and deputy manager of the Investment Development Department of the Company. She has been the manager of the Investment Development Department since January 2004 until now.

Mr. Zhou Hao Xiang, Supervisor, born in 1948, tertiary-educated and has been working since 1968, economist and supervising engineer for transportation projects. Mr. Zhou had been the secretary of the Communist Youth Party Committee of Jiangsu Communications Bureau, deputy manager of Jiangsu United Transport Co., deputy director of the General Department of Jiangsu Expressways Command Office, deputy director of the Preparatory Office of Jiangsu Expressway Company Limited, deputy director of the Preparatory Department of the Jiangsu Transportation Command Centre, vice chairman of the Labour Union of Jiangsu Expressway Company Limited. Mr. Zhou has long been involved in the transportation sector, amassing considerable practical experience in comprehensive management, infrastructure projects and staff relations.

Other Senior Management

Mr. Qian Yong Xiang, Deputy General Manager, born in 1964, with a master degree in industries and an MBA. He taught at Southeast University from 1987 to 1992. He joined the Company in 1992 and has been head of the Planning Section and deputy manager of the Investment and Securities Department. Mr. Qian has long been involved in strategies studies of the transport industry, the Company's investment analysis and management, project construction and operational management.

Ms. Liu Wei, Deputy General Manager, Financial Controller, born in 1956, university graduate, senior accountant. Ms. Liu joined the Company in August 1992. She had been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of the Jiangsu Roads & Bridges Construction Co. and the section chief of the Finance Division of the Jiangsu Expressways Command Office. Ms. Liu was also the deputy division chief and the manager of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in these areas.

Mr. Zhao Jie Jun, Deputy General Manager, born in 1967, with a master degree in industries, post-graduate grade senior engineer, joined the Company in August 1992. Mr. Zhao had been an engineer of the Planning Department of Jiangsu Expressway Construction Command Office and deputy director of the engineering division of the Company's Engineering and Technology Department, director of the General Department, deputy manager and manager of the Engineering and Technology Department. Mr. Zhao has been engaged in the construction, maintenance and repair, operation and management of transportation projects since he started working.

Mr. Yao Yong Jia, Secretary to the Board, born in 1964, with a master degree, senior engineer. Mr. Yao joined the Company in August 1992. He has been a section chief of the Communications Design and Planning Institute of Jiangsu Province, the Jiangsu Expressways Command Office and the Securities Department, as well as the director of the secretariat to the Board of the Company. Mr. Yao has extensive experience and he has been engaging in project management, investment analysis, financing and securities.

Ms. Lee Wai Fun, Betty, Secretary to the Board in Hong Kong, born in 1961. She obtained a professional diploma in company secretaryship and adminstration from the Hong Kong Polytechnic (presently the Hong Kong Polytechnic University) in 1983. She is a chartered secretary in Hong Kong. She is a member of the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Company Secretaries.

(VII) Information on the Staff of the Company

As at 31st December 2006, the Company had 3,350 staff, including 332 management and professional staff and 3,018 toll operation and production staff. The Company has increased 513 new staff to cater for the operation requirement of the opened 8-lane expressway. Staff with professional qualifications accounted for 8% of the total number, while staff graduated from universities and tertiary institutions accounted for 38% of the total number. Among management and professional staff, 82% are college graduates with 34% holding bachelor degrees and 4% holding master degrees or above.

Staff Salary

In 2006, the Company implemented the position-based salary system in full scale with performance being the determining factor. Salaries are determined in accordance with the comprehensive performance appraisal results of each staff, with reference to the principle of "salary by position, award by performance", thereby raising the competitiveness and fairness of the salary system. The aggregate salaries of the staff were subject to approval by the Board. During 2006, the aggregate salaries actually utilized by the Company amounted to RMB123,530,000.

Staff Insurance and Welfare

The Company cares for its staff with affection and protects the statutory interests of the staff. In accordance with the relevant State regulations, the Company provides its current staff with social insurances including retirement insurance, basic medical insurance and unemployment insurance, with all insurance premiums fully paid. Meanwhile, in order to provide better protection for our staff, the Company has also obtained supplementary medical insurance and labour injury insurance from commercial insurance companies for the staff. Corporate annuity fund, social insurance and supplementary insurances are provided, with the corporate annuity scheme established, aiming at improving the living standards of the staff after retirement.

The Company participates in the central retirement and pension fund scheme administered by the State, which undertakes the pension payment to the Company's retired employees.

Staff Education and Training

The Company emphasizes staff education and training. In order to improve the education and training system, the Company commenced a practical, pragmatic and effective training scheme with specific goals. In 2006, the staff training plan was primarily about the operation and management of the new 8-lane Shanghai-Nanjing Expressway. Position skill training and comprehensive quality enhancement were the primary objectives, and entry training for new staff was strengthened. The Company has organized a total of 12 training programmes on special topics, ranging from the enhancement of toll operations and the position skills of production staff to the improvement of comprehensive management standard of the management and professional staff. Staff participation in such training programmes was counted at 516 times. In addition, the Company also attaches importance to the education on occupational ethics and the cultivation of a healthy mentality among the staff. Through on-the-job training, technical skills competition, experience sharing and so forth, the individual comprehensive capability of the staff was enhanced and the corporate team spirit was strengthened. The staff training ratio reached 100%.

Shareholders' General Meetings



During 2006, the Company has convened three shareholders' general meetings with the following details:

Session	Convening date	Newspapers for disclosing the resolutions passed at the meeting	Disclosure date
The relevant A shareholders meeting in respect of the Share Segregation Reform	24 April 2006	China Securities Journal Shanghai Securities News	25 April 2006
2005 annual general meeting	5 June 2006	Hong Kong's South China Morning Post Hong Kong Economic Times	6 June 2006
2006 first extraordinary general meeting	4 September 2006		5 September 2006

The above-mentioned shareholders' general meetings or the relevant shareholders' meetings have considered the following significant issues:

1. Issues approved as ordinary resolutions including:

– the Report of the Directors, the Report of the Supervisory Committee, the audited financial statements and auditors' report for the year 2005;

– 2005 profit distribution scheme;

– continuous appointment of international and domestic auditors;

– Election of members of the Board and the Supervisory Committee for new sessions;

– implementation of the special revenue asset management scheme.

2. Issues approved as extraordinary resolutions including:

– Share Segregation Reform for the Company's A shares;

– Amendments to the articles of associations of the Company.

(1) Meetings Held by the Supervisory Committee during the Reporting Period

In accordance with the Company Law, the Listing Rules, the Articles of Association and the Rules of Proceedings for Supervisory Committee Meetings and by observance of the principle of good faith, all members of the Company's Supervisory Committee have faithfully discharged their duties in a positive and cautious manner during the year 2006 for the purpose of safeguarding the lawful interests of the Company and its shareholders.

The Supervisory Committee held three meetings in 2006. The convening, proceedings and resolutions of the meetings complied with legal procedures. Significant issues were considered and examined by the Supervisory Committees as follows:

- the Supervisory Committee Work Report of 2005;
- examination of the 2005 annual results of the Company and the profit distribution scheme;
- nomination of members of the fifth session of the Supervisory Committee;
- election of the chairman of the fifth session of the Supervisory Committee;
- examination of the Company's regular reports.

During the reporting period, the Supervisory Committee attended all Board meetings and examined the signing of written resolutions by the Board. It exercised effective supervision on the management behaviour of the Company's directors, management and senior management members as well as on the decision-making process of the Company. During the reporting period, no representations or litigations were made or initiated by any supervisors against any directors of the Company.

(2) Independent Opinions of the Supervisory Committee

1. Compliance with the Company's Operations

During the reporting period, the Supervisory Committee has monitored the procedures for convening shareholders' general meetings and Board meetings and the resolutions passed thereat. It has also supervised the implementation of resolutions passed at the shareholders' general meetings by the Board and the implementation of resolutions passed at the Board meetings by the management. It considered that the adoption and implementation of each system and the daily operation and management of the Company complied with the laws and regulations; the improvement in the internal control regime has further enhanced the corporate governance of the Company.

In compliance with the requirements as stipulated under relevant laws and regulations, the Company's directors and senior management have conscientiously discharged their duties, bearing in mind the best interests of shareholders and the Company. They have not violated the relevant laws and regulations, abused their authorities or caused damage to the interests of the Company, its shareholders and staff.

2. **Financial Conditions of the Company**

The Supervisory Committee has duly examined the financial statements, the dividend distribution scheme and other accounting information for the year 2006. The Supervisory Committee is of the view that the financial income and expenditure accounts are clear; and that the accounting, auditing and financial management has complied with the relevant requirements without any problems identified. The domestic and international auditors of the Company have audited the 2006 financial statements of the Company in accordance with the HKFRS and the PRC Accounting Standards, respectively, and have issued auditors' reports with standard unqualified audit opinions accordingly. The Supervisory Committee is of the view that the financial income and expenditure and the operating results of the Company are fairly and correctly reflected by the auditors' reports. The operating results achieved are truthful. Dividend payment of the Company further increased for the year 2006 when compared to the previous year, demonstrating the willingness of the Company to provide satisfactory returns to the shareholders as much as possible.

3. **Acquisition and Sale of Assets by the Company**

During the reporting period, the Supervisory Committee has examined the equity transfer of China Head. It is of the view that the consideration of the Company's development strategies of focusing on its principal business and reducing diversified operations would filfil the requirements of the Company's future development; and was in the interests of the Company and all of its shareholders. Meanwhile, transaction prices were determined on the basis of a full assessment. All transactions were fair and the prices were reasonable. The Supervisory Committee was not aware of any insider dealing or act which might jeopardize the interests of certain shareholders or cause losses to the Company's assets.

4. **Connected Transactions of the Company**

The Supervisory Committee has examined all connected transactions of the Company during the year. It is of the view that all contracts, agreements and other documents relating to connected transactions during the year are in compliance with the legal procedures. The terms of the transactions are fair and reasonable to the Company and all of its shareholders. The connected transactions have been entered into in strict compliance with the principles of "fairness, justice and openness". No insider dealing has been identified, nor has the Board been found to have breached the principle of inteqrity when making decision, signing agreements or carrying out information disclosure.

By Order of the Supervisory Committee

Zhou Jian Qiang
Chairman of the Supervisory Committee

Nanjing, the PRC
23 March 2007

(1) Material Litigation or Arbitration

During the year, the Company was not involved in any material litigation or arbitration.

(2) Acquisition and Sale of Assets, Consolidation and Merger Activities

Transfer of the shares of China HEAD

On 30 May 2006, the Company entered into an equity transfer agreement ("Equity Transfer Agreement") with Information Engineering Co. in respect of the disposal of approximately 35.71% of equity interests in China HEAD held by the Company. Both parties completed the equity transfer formalities on 14 June.

In June 2002, the Company invested RMB7,500,000 in China HEAD, holding 35.71% of its equity interests. In consideration of the Company's development strategies of focusing on its principal business and reducing diversified operations, at the 13th meeting of the fourth session of the Board held on 19 August 2005, the Company decided to transfer all of its equity interests in China HEAD. Pursuant to the approved valuation results, the market value of China HEAD as at the valuation date of 31 May 2005 amounted to approximately RMB14,030,000. The interests of the Company in China HEAD amounted to approximately RMB5,010,400. Since November 2005, the Company has openly posted the transfer of interests in China HEAD on the Jiangsu Assets and Equity Exchange for three times. The final listed transfer price was RMB4,058,400. Information Engineering Co. was the only party applying to be a transferee, and it possessed the qualification of being a transferee upon examination by the Jiangsu Assets and Equity Exchange.

Pursuant to the Equity Transfer Agreement, the net profit/loss generated during the period between the valuation date and the completion of the registration of industrial and commercial changes would be borne by the Company. As such, both parties have jointly appointed an auditing firm to audit the finance of China HEAD for the aforesaid period. For the period between 1 June 2005 and 31 May 2006, China HEAD recorded a net profit/loss of RMB64,600. In accordance with the proportionate equity interests held by the Company, Information Engineering Co. would pay the Company RMB23,100.

(3) Substantial Connected Transactions

The Company entered into the following transactions with connected parties during the reporting period:

Continued Connected Transactions

1. Road Maintenance Service Contracts with Jiangsu Sundian

On 7 April 2006, Guangjing Xicheng, the Company's subsidiary, entered into a maintenance service contract with Jiangsu Sundian in respect of the repair and maintenance services of Guangjing Expressway and Xicheng Expressway, for a term commencing on 1 May 2006 and ending on 31 December 2006. The maximum contractual maintenance service fees were estimated to be no more than RMB30 million. The relevant announcement was published in the newspapers in both Hong Kong and the PRC on 10 April 2006.

The maintenance service fees are determined by the following principles: the tender prices so accepted will serve as the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiation and by reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The upper limit of the maintenance service fees are set according to the estimated works in 2006. The maintenance service fees are to be paid out of Guangjing Xicheng's own funds. As at the end of the reporting period, the actual maintenance service fees amounted to RMB17,438,000.

2. Technological Service Agreement with the Toll-network Company

In February 2006, the Company entered into a technological service agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd. (the "Toll-network Company", 江蘇高速公路聯網收費技術服務有限公司). Pursuant to the agreement, the Toll-network Company would provide relevant data audit, statistical and analytical services and consultation services on inter-network tolling technology upgrade for the road and bridge projects of the Company. The service fees for 2006 would be RMB1,704,000 in aggregate.

The Toll-network Company was jointly established by Communications Holdings and its road and bridge subsidiaries. Communications Holdings is the largest shareholder holding 30% equity interests. The Company made a total capital contribution of RMB1,750,000 and holds 5% interests. As the Toll-network Company is a connected company of the Company, the transaction constituted a connected transaction relating to the daily operations of the Company. However, in accordance with the respective listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the transaction amount was below the level that required reporting and disclosure.

3. Business Leasing of Connected Parties

During the reporting period, Guangjing Xicheng, the Company's subsidiary, leased the operation of its petroleum products sales business at the petrol station in the Yanqiao Service Area to Jiangsu Expressway Petroleum Development Co. Ltd. (江蘇高速公路石油發展有限公司) ("Jiangsu Petroleum Company") (江蘇高速石油公司) for a period of three years.

Jiangsu Petroleum Company, a 51.17% owned subsidiary of Communications Holdings (as the Company's controlling shareholder), is an associate of the Company, and accordingly, the transaction constituted a continuing connected transaction. However, in accordance with the listing rules of the Shanghai Stock Exchange and Rule 14A.33(3) of the Listing Rules of the Hong Kong Stock Exchange, the transaction is exempted from reporting, announcement and independent shareholders approval requirements. Due to the persistent rise in the wholesale prices of petroleum products, the room for generating profits from the sale of Jiangsu Petroleum Company's self-operated petroleum products is very limited. In order to enhance operating efficiency of the company, the business was leased to Jiangsu Petroleum Company for operation. Under the agreement between both parties, the leasing fee will be calculated on the basis of the sales volume of the petroleum products at RMB100 per ton, with the minimum leasing fee paid to Guangjing Xicheng by Jiangsu Petroluem Company amounted to RMB500,000 per annum. The lease period is from 1 January 2006 to 31 December 2008.

During 2006, Jiangsu Petroleum Company has paid leasing fee to Guangjing Xicheng amounting to RMB1,807,000 in aggregate which was below the requirement for reporting and disclosure.

4. Capital Dealings with Connected Parties

During the reporting period, the Company secured a loan of RMB200,000,000 from its subsidiary, Guangjing Xicheng, by way of a trust loan for a period from 16 January 2006 to 15 July 2006 at a monthly interest rate of 3.915‰. As at the date of expiration, the principal amount of the relevant loan and the interests thereon have been fully settled.

Upon maturity of the afore-mentioned loan, the Company secured a further loan of RMB300,000,000 from Jiangsu Guangjing Xicheng Expressway Co., Ltd. at favorable interest rates for a term of 6 months. Of such loan, RMB200,000,000 was at a monthly interest rate of 3.915‰ and RMB100,000,000 was at a monthly interest rate of 4.185‰.

– Transfer of Interests between Connected Parties

For details, please refer to "Asset Transfer" set out in this report. Information Engineering Co. is an associate of Communications Holdings, the Company's controlling shareholder, which holds 33.33% equity interests in Information Engineering Co; and is a connected person of the Company. Such transaction constituted a connected transaction under Rule 14A.32(1) of the Listing Rules of the Hong Kong Stock Exchange and has been disclosed in accordance with the relevant requirements.

The independent non-executive directors of the Company have reviewed the continued connected transactions and confirmed in the annual report and accounts that:

(1) Such transactions constituted the usual course of business of the listed issuer;

(2) Such transactions were conducted on normal commercial terms or, if transactions available for comparison were insufficient to determine whether the terms of such transactions are normal commercial terms, from the perspective of the Company, the terms of such transactions were not worse than the terms offered to or by (depending on the situation) independent third parties; and

(3) Such transactions were conducted in accordance with the terms of the agreements of respective transaction and that the transaction terms were fair and reasonable and in the best interests of the Company's shareholders as a whole.

(4) Significant Contracts and their Performance

1. Material trusts, subcontracting or leasing

During the reporting period, the Company had no material trusts or leasing arrangement.

The material subcontracting activities of the Company mainly involved the signing of subcontracting contracts with various subcontractors participating in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway. During 2006, all the expansion work has been completed. The Company has performed the relevant obligations pursuant to these contracts.

2. Material guarantees and pledge of assets

During the reporting period, the Company did not provide any guarantee for any shareholders or connected party or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted financial management

During the reporting period, the Company did not entrust any other person to engage in cash asset management activity.

(5) Undertakings

1. The Board of the Company has made an undertaking in respect of the profit distribution proposal for 2006 as follows: one cash dividend distribution will be made for the year at a ratio of no less than 85% of the attributable profit of the year.

   The Board of the Company has faithfully fulfilled such undertaking. For details, please refer to "2006 Profit Distribution Scheme" under the section entitled "Report of the Directors".

2. Special undertakings made by the original Non-circulating Shareholders during the process of the Share Segregation Reform and their fulfillment:

Name of shareholder	Special undertakings	Fulfillment of undertakings
Communications Holdings Huajian Transportation	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.	The Company is not aware that such shareholder was in breach of the relevant undertakings during the reporting period.
Communications Holdings Huajian Transportation Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Fulfilled

(6) Appointment of Auditors

At the 2005 annual general meeting of the Company, it was approved that Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu would continue to be appointed as the domestic and international auditors, respectively, of the Company for 2006. Due to the relevant asset disposals upon completion of the expansion project and the increases in the audit projects and workload in 2006, the audit fees for the year increased to RMB1.7 million. The Company did not pay any other fees and nor were there any charges that might have affected the auditors' independence.

The above-mentioned auditing firms have been providing audit services to the Company for four consecutive years since 2003.

(7) Regulatory Sanctions

During the reporting period, there was no punishment, reprimand or other public censors imposed against the Company, the Board or any of its directors by any regulatory authorities.

Financial Report

Deloitte.
德勤

TO THE MEMBERS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Jiangsu Expressway Company Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 100 to 134, which comprise the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

23 March 2007

Consolidated Income Statement

For the year ended 31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
Revenue	6	3,925,569	2,104,904
Cost of sales and other direct operating costs		(1,695,073)	(963,086)
Gross profit		2,230,496	1,141,818
Other income		39,981	37,968
Administrative expenses		(182,471)	(159,371)
Finance costs	8	(455,278)	(168,334)
Share of profits of associates		128,265	135,995
(Loss) gain on disposal of an associate		(714)	2,532
Changes in fair value of held-for-trading investments		2,047	–
Profit before tax		1,762,326	990,608
Income tax expense	9	(549,048)	(289,726)
Profit for the year	10	1,213,278	700,882
Attributable to:			
Equity holders of the Company		1,174,111	668,028
Minority interests		39,167	32,854
		1,213,278	700,882
Dividend	13	730,473	730,473
Earnings per share – Basic	14	RMB0.23	RMB0.13

Consolidated Balance Sheet

At 31 December 2006

	Notes	2006 RMB'000	2005 RMB'000
Non-current assets			
Property, plant and equipment	15	1,855,686	2,565,049
Toll roads infrastructures	16	19,367,653	19,160,095
Prepaid lease payments	17	1,208,377	1,283,193
Interests in associates	18	1,587,391	1,576,787
Available-for-sale investments	19	5,500	3,000
Deferred tax assets	21	8,014	7,983
		24,032,621	24,596,107
Current assets			
Inventories	22	10,045	9,100
Properties under development	23	11,650	—
Prepayments and other receivables	24	93,339	54,435
Prepaid lease payments	17	64,483	64,703
Held-for-trading investments	20	37,784	—
Bank balances and cash	25	796,874	1,074,058
		1,014,175	1,202,296
Current liabilities			
Other payables		170,938	143,291
Construction costs payable		1,731,863	2,670,834
Tax liabilities		104,960	26,688
Dividend payable		11,058	24,206
Long-term borrowings - due within one year	26	1,935	6,643
Short-term borrowings	27	4,510,000	4,362,026
		6,530,754	7,233,688
Net current liabilities		(5,516,579)	(6,031,392)
Total assets less current liabilities		18,516,042	18,564,715
Non-current liabilities			
Long-term borrowings – due after one year	26	4,436,759	4,939,990
Net assets		14,079,283	13,624,725
Capital and reserves			
Share capital	28	5,037,748	5,037,748
Reserves		8,613,707	8,170,069
Equity attributable to equity holders of the Company		13,651,455	13,207,817
Minority interests		427,828	416,908
Total equity		14,079,283	13,624,725

The consolidated financial statements on pages 100 to 134 were approved and authorised for issue by the Board of Directors on 23 March 2007 and are signed on its behalf by:

Shen Chang Quan
DIRECTOR

Xie Jia Quan
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31 December 2006

	Attributable to equity holders of the Company							
	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total RMB'000
At 1 January 2005	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262	413,464	13,683,726
Profit for the year and total income recognised	–	–	–	–	668,028	668,028	32,854	700,882
Appropriations	–	–	88,591	44,296	(132,887)	–	–	–
Dividends	–	–	–	–	(730,473)	(730,473)	–	(730,473)
Dividends paid to minority shareholders	–	–	–	–	–	–	(29,410)	(29,410)
At 31 December 2005	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817	416,908	13,624,725
At 1 January 2006	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817	416,908	13,624,725
Transfer *(note)*	–	–	352,811	(352,811)	–	–	–	–
Profit for the year and total income recognised	–	–	–	–	1,174,111	1,174,111	39,167	1,213,278
Appropriations	–	–	135,704	–	(135,704)	–	–	–
Dividends	–	–	–	–	(730,473)	(730,473)	–	(730,473)
Dividends paid to minority shareholders	–	–	–	–	–	–	(28,247)	(28,247)
At 31 December 2006	5,037,748	5,730,454	1,194,134	–	1,689,119	13,651,455	427,828	14,079,283

Note:

In accordance with "Cai Qi [2006] No.67, Notice of accounting treatment as a result of the implementation of the PRC Company Law", the balance of statutory public welfare fund at 31 December 2005 is transferred to the statutory surplus reserve. Further, effective from 1 January 2006, appropriation of the profit as reported under the People's Republic of China ("PRC") statutory financial statements to the statutory public welfare fund is no longer required.

In accordance with the PRC Company Law and the articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 10% of the annual profit after taxation (after offsetting any prior years' losses), as reported under the PRC statutory financial statements to the statutory surplus reserve. When the balance of such reserve fund reaches 50% of each entity's capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such balance of the statutory surplus reserve must be maintained at a minimum of 25% of capital after such usages.

Title of statutory surplus reserve will remain with the respective companies comprising the Group.

Statutory surplus reserve cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

Consolidated Cash Flow Statement

For the year ended 31 December 2006

	2006 RMB'000	2005 RMB'000
Operating activities		
Profit before tax	1,762,326	990,608
Adjustments for:		
Finance costs	455,278	168,334
Interest income	(10,186)	(5,945)
Change in fair value of held-for-trading investments	(2,047)	–
Dividend from unlisted available-for-sale investments	(200)	(200)
Share of profits of associates	(128,265)	(135,995)
Loss (gain) on disposal of an associate	714	(2,532)
Depreciation of property, plant and equipment	184,858	138,054
Depreciation of toll roads infrastructures	570,390	277,187
Operating lease rental in respect of land use rights	64,593	64,703
Impairment loss on other receivables	297	11,552
Loss on disposal of property, plant and equipment and toll roads infrastructures	15,271	13,386
Operating cash flows before movements in working capital	2,913,029	1,519,152
Increase in inventories	(945)	(2,691)
Increase in properties under development	(1,207)	–
Increase in prepayments and other receivables	(40,201)	(5,496)
Increase in held-for-trading investments	(35,737)	–
Increase in other payables	27,647	26,560
Cash generated from operations	2,862,586	1,537,525
Interest paid	(455,278)	(422,293)
PRC income tax paid	(470,807)	(246,595)
Net cash generated from operating activities	1,936,501	868,637

	2006 RMB'000	2005 RMB'000
Investing activities		
Interest received	10,186	5,945
Dividend received from associates	112,865	118,916
Dividend received from available-for-sale investments	200	200
Disposal of a subsidiary	–	1,000
Disposal of an associate	4,082	26,910
Proceeds on disposals of property, plant and equipment and toll roads infrastructures	2,814	2,261
Purchase of property, plant and equipment and toll roads infrastructures	(1,210,499)	(4,003,181)
Purchase of available-for-sale investments	(2,500)	(1,000)
Repayment of receivable from a former joint venture	1,000	1,000
Net cash used in investing activities	(1,081,852)	(3,847,949)
Financing activities		
Dividends paid	(743,621)	(715,976)
Dividends paid to minority shareholders	(28,247)	(29,410)
New long-term borrowings raised	–	2,070,000
Repayment of long-term borrowings	(507,939)	(208,044)
Issue of short-term bond	–	3,912,026
Repayment of short-term bond	(3,912,026)	–
New short-term borrowings raised	6,310,000	4,380,000
Repayment of short-term borrowings	(2,250,000)	(5,880,000)
Net cash (used in) from financing activities	(1,131,833)	3,528,596
Net (decrease) increase in cash and cash equivalents	(277,184)	549,284
Cash and cash equivalents at beginning of the year	1,074,058	524,774
Cash and cash equivalents at end of the year, represented by bank balances and cash	796,874	1,074,058

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") on 1 August 1992 as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its parent is Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司 ("Jiangsu Communications"), a state-owned enterprise incorporated in the PRC. The addresses of the registered office and principal place of business of the Company are disclosed in the annual report.

The consolidated financial statements are presented in Renminbi, which is the same as the functional currency of the Company.

The principal activities of the Company and its subsidiaries (the "Group") are the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Jiangsu section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang Class 1 Highway-Nanjing Section ("Nanjing-Lianyungang Class 1 Highway") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations (the "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), which are either effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of the new HKFRSs has had no material effect on how the results and financial position for the current or prior accounting periods are prepared and presented.

The Group has not early applied the following new standards, amendment and interpretations that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HKFRS 8	Operating segments[2]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[3]
HK(IFRIC) - INT 8	Scope of HKFRS 2[4]
HK(IFRIC) - INT 9	Reassessment of Embedded Derivatives[5]
HK(IFRIC) - INT 10	Interim financial reporting and impairment[6]
HK(IFRIC) - INT 11	HKFRS 2: Group and treasury share transactions[7]
HK(IFRIC) - INT 12	Service concession arrangements[8]

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs") (Cont'd)

1 Effective for annual periods beginning on or after 1 January 2007
2 Effective for annual periods beginning on or after 1 January 2009
3 Effective for annual periods beginning on or after 1 March 2006
4 Effective for annual periods beginning on or after 1 May 2006
5 Effective for annual periods beginning on or after 1 June 2006
6 Effective for annual periods beginning on or after 1 November 2006
7 Effective for annual periods beginning on or after 1 March 2007
8 Effective for annual periods beginning on or after 1 January 2008

The directors anticipate that the adoption of these new standards and interpretations in future periods will have no material impact on the consolidated financial statements, except HK(IFRIC) – INT 12 "Service concession arrangements", which the directors are currently considering this interpretation and are not yet in a position to determine the impact on the results and financial position of the Group.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis, except for certain held-for-trading investments which are measured at fair value as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Interests in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Goodwill arising on acquisitions prior to 1 January 2005

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets and liabilities of the associate recognised at the date of acquisition is recognised as goodwill. From 1 January 2005 onwards, the Group discontinued amortisation of previously capitalised goodwill and such goodwill (net of cumulative amortisation as at 31 December 2004) is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Goodwill arising on acquisitions on or after 1 January 2005

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Any excess of the Group's share of net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of sales related taxes.

Toll revenue, net of business tax, is recognised on a receipt basis.

Sale of petrol are recognised when delivery has taken place.

Sale of food and beverages are recognised when goods and services are provided.

Emergency assistance income and advertising income are recognised when services are rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the bank deposits to their net carrying amount.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Property, plant and equipment

Construction in progress is stated at cost which includes development expenditure and other direct costs, including interest cost on the related borrowed funds during the construction period attributable to the development of toll roads, buildings and structures for the Group's own use. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation of property, plant and equipment is calculated using the straight-line method to write off the cost, after taking into account the estimated residual value, of each asset over its expected useful life. The expected useful lives of assets are the shorter of the expected useful lives of the assets or the remaining concession period. The expected useful lives of the assets are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signalling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5 - 8 years

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment (Cont'd)

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Toll roads infrastructures

Toll roads infrastructures, which include toll roads infrastructures work and operating rights, are stated at cost less accumulated depreciation and amortisation and accumulated impairment losses.

Depreciation and amortisation of the toll roads infrastructures are calculated to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by the management or by reference to traffic projection reports prepared by independent traffic consultants.

Land use right

Land use rights are accounted for as prepaid lease payments and are stated at cost and are amortised over the period of the lease on a straight-line basis to the consolidated income statement.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Government grants

Government grants are recognised in the consolidated income statement when they become receivable and reported separately as 'other income'.

Retirement benefit costs

The employees of the Company and its subsidiaries are members of state-managed retirement pension schemes, under which the Group's obligations are equivalent to those arising in a defined contribution retirement pension plan. Payments made to the state-managed retirement pension schemes are charged as expenses when employees have rendered service entitling them to the contributions.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Properties under development

Properties under development, representing leasehold land located in PRC under development for future sale in ordinary cost of business, are stated at the lower of cost and net realisable value. Cost comprises the costs of land use rights, construction costs and other direct development expenditure. Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial assets at fair value through profit or loss

The Group's financial assets at fair value through profit or loss are classified into financial assets held for trading. At each balance sheet date subsequent to initial recognition, financial assets held for trading is measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including bank balances and other receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any other categories. For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including bank and other borrowings, dividend payable, construction costs payable and other payables are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Critical judgement in applying the entity's accounting policies

Depreciation of toll roads infrastructures

Depreciation of the toll roads infrastructures are calculated to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads.

The management exercises their judgement in estimating the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads.

Key sources of estimation uncertainty

In the process of applying the Group's accounting policies, which are described in note 3, management had made the following estimation that have the most significant effect on the amounts recognised in the consolidated financial statements.

Impairment of toll road infrastructures

Note 3 describes that the Group reviews the carrying amounts of its assets, including the toll road infrastructures, to determine whether there is any indication that those assets have suffered an impairment loss. In the process of reviewing whether there is any impairment of toll road infrastructures, the management considered relevant factors including the traffic volume, toll fee level, length of operating rights, maintenance costs, and assistance from the relevant government (which includes potential future toll fee adjustment and extension of toll road operating rights) (the "Relevant Factors") in estimating the recoverable amount of the toll road infrastructures. In arriving at the recoverable amount of the toll road infrastructure, the management exercised their judgement with reference to these Relevant Factors in estimating the recoverable amounts of the toll road infrastructures. As a result, the management considered that the recoverable amounts of the toll road infrastructures are above their carrying amounts and no impairment was accordingly made.

5. FINANCIAL INSTRUMENTS

Financial risk management objectives and policies

The Group's major financial instruments include equity investments, borrowings, other receivables, other payables and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(a) Fair value interest rate risk

Interest bearing financial assets are mainly bank balances which are all short-term in nature and is therefore not exposed to significant fair value interest rate risk. The Group's fair value interest rate risk relates primarily to fixed-rate bank and other borrowings (see Notes 26 and 27 for details of these borrowings). The Group's significant portion of borrowings is current and due within one year. For long-term portion of borrowings, the Group closely monitors the level of the borrowings and will negotiate with the banks granting the borrowings to adjust interest rate if the market rate of interest significantly exceeds the rate charged to the Group. In this regard, the directors of the Group consider that the Group's exposure to fair value interest rate risk is significantly reduced. The Group currently does not have an interest rate hedging policy.

(b) Foreign currency risk

Foreign currency risk refers to the risk that movement in foreign currency exchange rate which will affect the Group's financial results and its cash flows. Although the Group has certain long-term borrowings denominated in USD, the proportion to the Group's total assets is insignificant. Further the Group carries out majority of its transactions in RMB and accordingly, the Group is not exposed to any significant foreign currency risk.

(c) Price risk

The Group's held-for-trading investments comprise gold bullion and listed equity shares, and are measured at fair value at each balance sheet date. Therefore, the Group is exposed to price risk. The Group established an internal investment division and a designated team is assigned to monitor closely the price movement of its investment. In this regard, the directors of the Group consider that the Group's price risk is mitigated.

5. FINANCIAL INSTRUMENTS (Cont'd)

Financial risk management objectives and policies (Cont'd)

Credit risk

The Group's credit risk primarily relates to the Group's bank balances and other receivables. The maximum exposure to credit risk in the event that the counterparties fail to perform their obligations as at end of the financial year in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the risk, the management of the Group closely monitors overdue debts. The recoverable amount of each individual debt is reviewed at each balance sheet date and adequate allowance for doubtful debts have been made for irrecoverable amounts. In this regard, the directors of the Group consider that the Group's credit risk is significantly reduced.

The credit risk on bank balances is minimal because the counterparties are banks with high credit-ratings.

The Group's concentration of credit risk by geographical locations is mainly in the PRC.

Liquidity risk

The Group closely monitors its cash position from its operation and the directors consider that the Group has sufficient liquid assets generated from its operations and sufficient available undrawn long-term and short-term borrowing facilities (note 26 and 27) to enable the Group to meet in full its financial obligations as they fall due for the foreseeable future. Accordingly, although the Group had net current liabilities at the balance sheet date, the Group has well managed the liquidity risk.

Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid and ask prices;

- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using the relevant prevailing market rate.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. REVENUE

	2006 RMB'000	2005 RMB'000
Turnover comprises:		
Toll revenue	**3,312,426**	1,875,845
Sale of petrol	**504,954**	180,838
Sale of food and beverages	**97,100**	40,818
Emergency assistance income and others	**11,089**	7,403
	3,925,569	2,104,904

7. SEGMENT INFORMATION

All the Group's operations are located and carried out in the PRC, and the principal activities of the Group is the operation and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

8. FINANCE COSTS

	2006 RMB'000	2005 RMB'000
Interest on bank and other borrowings wholly repayable:		
Within five years	**324,513**	279,918
Over five years	**130,765**	142,375
Total borrowing costs	**455,278**	422,293
Less: Amount capitalised	**–**	(253,959)
	455,278	168,334

Borrowing costs capitalised during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of nil (2005: 5.74%) to expenditure on qualifying assets.

9. TAXATION

	2006 RMB'000	2005 RMB'000
The charge comprises:		
PRC income tax	**549,079**	215,125
Deferred tax charge (credit) *(note 21)*	**(31)**	74,601
Taxation attributable to the Company and its subsidiaries	**549,048**	289,726

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2005: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

	2006 RMB'000	2006 %	2005 RMB'000	2005 %
Profit before tax	**1,762,326**		990,608	
Tax at the domestic tax rate of 33% (2005: 33%)	**581,568**	**33.0**	326,900	33.0
Tax effect of expenses not deductible for tax purpose	**9,807**	**0.6**	7,704	0.7
Tax effect of share of profits of associates	**(42,327)**	**(2.4)**	(44,878)	(4.5)
Tax charge and effective tax rate for the year	**549,048**	**31.2**	289,726	29.2

10. PROFIT FOR THE YEAR

	2006 RMB'000	2005 RMB'000
Profit for the year has been arrived at after charging:		
Staff costs including directors' emoluments	**179,300**	136,099
Retirement benefits scheme contributions	**33,695**	27,456
Total staff costs	**212,995**	163,555
Auditors' remuneration	**1,700**	1,300
Impairment loss on other receivables	**297**	11,552
Depreciation of property, plant and equipment and toll roads infrastructures	**755,248**	415,241
Loss on disposal of property, plant and equipment and toll roads infrastructures	**15,271**	13,386
Operating lease rental in respect of land use rights (included in cost of sales and other direct operating costs)	**64,593**	64,703
Cost of inventories recognised as an expense	**577,486**	246,984
Share of tax of associates (included in share of profits of associates)	**60,849**	61,478
and after crediting:		
Interest income from bank deposits	**10,186**	5,945
Government grants received *(note)*	**1,810**	800
Dividend income from unlisted available-for-sale investments	**200**	200

Note: Government grants of RMB1,810,000 (2005: RMB800,000) have been received in the current year as an incentive payment to the Company's subsidiary, Jiangsu Sundian Engineering Co., Ltd. (2005: Jiangsu Ninghu Investment Development Co., Ltd.). The incentive payment was unconditional and has been included in other income for the year.

11. DIRECTORS' EMOLUMENTS

The emoluments paid or payable to the Company's directors were as follows:

	Shen Changquan RMB'000	Xie Jiaquan RMB'000	Zhang Wensheng RMB'000	Sun Hongning RMB'000	Chen Xianghui RMB'000	Fan Yushu RMB'000	Cui Xiaolong RMB'000	Fang* Keng RMB'000	Chang* Yungtsung RMB'000	Yang* Xiongsheng RMB'000	Hong* Yinxing RMB'000	Fan* Conglai RMB'000	Total RMB'000
2006													
Fees	–	–	–	–	–	–	–	200	200	50	–	50	500
Other emoluments:													
Salaries and other benefits	–	330	–	–	–	–	–	–	–	–	–	–	330
Contributions to retirement benefits/pension schemes	–	38	–	–	–	–	–	–	–	–	–	–	38
Total emoluments	–	368	–	–	–	–	–	200	200	50	–	50	868

	Shen Changquan RMB'000	Xie Jiaquan RMB'000	Zhang Wensheng RMB'000	Sun Hongning RMB'000	Chen Xianghui RMB'000	Fan Yushu RMB'000	Cui Xiaolong RMB'000	Fang* Keng RMB'000	Chang* Yungtsung RMB'000	Yang* Xiongsheng RMB'000	Hong* Yinxing RMB'000	Fan* Conglai RMB'000	Total RMB'000
2005													
Fees	–	–	–	–	–	–	–	105	105	40	20	20	290
Other emoluments:													
Salaries and other benefits	–	310	–	–	–	–	–	–	–	–	–	–	310
Contributions to retirement benefits/pension schemes	–	26	–	–	–	–	–	–	–	–	–	–	26
Total emoluments	–	336	–	–	–	–	–	105	105	40	20	20	626

* *Independent non-executive directors*

During the year ended 31 December 2005, Mr. Hong Yinxing resigned and Mr. Fan Conglai was appointed as an independent director of the Company.

12. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, one (2005: one) is a director of the Company whose emoluments are included in note 11. The emoluments of the remaining four (2005: four) individuals were as follows:

	2006 RMB'000	2005 RMB'000
Salaries and other benefits	883	810
Contributions to retirement benefits schemes	146	105
	1,029	915

Their emoluments were within the following bands:

	2006 No. of employees	2005 No. of employees
Nil to HK$ 1,000,000 (Nil to RMB1,000,000)	4	4

13. DIVIDEND

	2006 RMB'000	2005 RMB'000
Dividend recognised as distribution during the year:		
Final – RMB 0.145 (2005: RMB 0.145) per share	730,473	730,473

Pursuant to a director's meeting dated 23 March 2007, a final dividend of RMB 0.19 (2005: RMB 0.145) per share for the year ended 31 December 2006 has been proposed by the directors and is subject to approval by the shareholders in general meeting.

14. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year attributable to the equity holders of the Company of RMB1,174,111,000 (2005: RMB 668,028,000) and 5,037,747,500 (2005: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2006.

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Safety equipment RMB'000	Communication and signalling equipment RMB'000	Toll stations and ancillary equipment RMB'000	Motor vehicles RMB'000	Other machinery and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST								
At 1 January 2005	481,213	335,581	131,553	222,028	141,170	207,137	4,747,019	6,265,701
Additions	84	1,292	223	1,518	16,764	25,033	5,608,389	5,653,303
Transfers	392,679	–	121,141	94,226	21,708	77,317	(707,071)	–
Transfers to toll roads infrastructures	–	–	–	–	–	–	(8,527,267)	(8,527,267)
Disposals	(11,476)	–	–	(383)	(6,572)	(16,644)	–	(35,075)
At 31 December 2005	862,500	336,873	252,917	317,389	173,070	292,843	1,121,070	3,356,662
Additions	342	116	79	1,969	7,435	3,399	258,188	271,528
Transfers	93,749	353,037	131,299	(43,410)	(4,977)	29,547	(559,245)	–
Transfers to toll roads infrastructures	–	–	–	–	–	–	(788,609)	(788,609)
Disposals	(4,771)	–	(743)	(13,882)	(2,723)	(12,522)	–	(34,641)
At 31 December 2006	951,820	690,026	383,552	262,066	172,805	313,267	31,404	2,804,940
DEPRECIATION AND AMORTISATION								
At 1 January 2005	115,956	235,155	57,535	92,199	55,875	116,267	–	672,987
Provided for the year	20,306	30,242	14,347	26,882	20,208	26,069	–	138,054
Eliminated on disposals	(2,197)	–	–	(88)	(5,326)	(11,817)	–	(19,428)
At 31 December 2005	134,065	265,397	71,882	118,993	70,757	130,519	–	791,613
Provided for the year	22,487	41,655	26,824	39,066	14,407	40,419	–	184,858
Eliminated on disposals	(949)	–	(721)	(13,390)	(2,361)	(9,796)	–	(27,217)
At 31 December 2006	155,603	307,052	97,985	144,669	82,803	161,142	–	949,254
CARRYING VALUES								
At 31 December 2006	796,217	382,974	285,567	117,397	90,002	152,125	31,404	1,855,686
At 31 December 2005	728,435	71,476	181,035	198,396	102,313	162,324	1,121,070	2,565,049

All the Group's buildings are situated in the PRC and held under medium-term land use rights.

16. TOLL ROADS INFRASTRUCTURES

	RMB'000
COST	
At 1 January 2005	9,542,080
Additions	2,700,000
Transfers	8,527,267
At 31 December 2005	20,769,347
Transfers	788,609
Disposals	(11,572)
At 31 December 2006	21,546,384
DEPRECIATION	
At 1 January 2005	1,332,065
Provided for the year	277,187
At 31 December 2005	1,609,252
Provided for the year	570,390
Eliminated on disposals	(911)
At 31 December 2006	**2,178,731**
CARRYING VALUES	
At 31 December 2006	**19,367,653**
At 31 December 2005	19,160,095

The toll roads infrastructures are all located in the PRC. The Group has been granted by the relevant local government authorities the rights to operate the respective toll roads for periods ranging from 27 to 36 years. According to the relevant governments' approval documents and the relevant regulations, the Group is responsible for the construction of the toll roads and the acquisition of the related facilities and equipment and it is also responsible for the operations and management, maintenance and overhaul of the toll roads during the approved operating periods. The toll fees collected during the operating periods is attributable to the Group. The relevant toll roads assets are required to be returned to the local government authorities when the operating rights periods expire without any payments to be made to the Group.

17. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments comprise:

	2006 RMB'000	2005 RMB'000
Medium-term lease in the PRC	**1,272,860**	1,347,896
Analysed for reporting purposes as:		
Non-current asset	**1,208,377**	1,283,193
Current asset	**64,483**	64,703
	1,272,860	1,347,896

18. INTERESTS IN ASSOCIATES

	2006 RMB'000	2005 RMB'000
Unlisted investments, at cost	**1,390,164**	1,397,664
Share of post-acquisition profits, net of dividends received	**197,227**	179,123
	1,587,391	1,576,787

At 31 December 2006, the Group had interests in the following associates, all of which are limited liability companies:

Name of entity	Place of registration and operations	Proportion of registered capital held by the Group — Directly	Proportion of registered capital held by the Group — Indirectly by subsidiaries	Principal activity
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	PRC	33.20%	–	Provision of passenger transportation service along the Shanghai-Nanjing Expressway
Jiangsu Yangzte Bridge Co., Ltd.	PRC	26.66%	–	Investment, construction, operation and management of Jiangjin Yangtze River Bridge

18. INTERESTS IN ASSOCIATES (Cont'd)

Name of entity	Place of registration and operations	Proportion of registered capital held by the Group		Principal activity
		Directly	Indirectly by subsidiaries	
Suzhou Sujiahang Expressway Co., Ltd.	PRC	33.33%	–	Investment, construction, operation and management of Sujiahang Expressway
Jiangsu SEU Intelligent System Technology Co., Ltd.	PRC	–	20.69%	Computer software development
Jiangsu Leasing Co., Ltd. *(Note 3)*	PRC	–	20.00%	Leasing and financing activities

Notes:

(1) Disposal of an associate in 2006

Pursuant to a transfer agreement dated 30 May 2006, the Group transferred all of its equity interest in its associate, 上海中交海德交通科技股份有限公司 China Transportation HEAD New Technology (Shanghai) Co., Ltd. ("China Transportation") at a total consideration of RMB4,082,000 to 江蘇高速公路信息工程有限公司 Jiangsu Expressway Information Engineering Co., Ltd., a company which is controlled by the Company's parent, Jiangsu Communications, resulting in a loss of RMB714,000.

(2) Disposal of an associate in 2005

Pursuant to a transfer agreement dated 8 June 2005, the Group transferred all of its equity interest in 上海銀建置業有限公司 Shanghai Yinjian Real Estate Co., Ltd. at a total consideration of RMB26,910,000 (including the loan of RMB15,000,000) to an independent third party, 蘇州市興達房地產開發有限公司 Suzhou Real Estate Development Co., Ltd.

(3) 9% of the equity interest of Jangsu Leasing Co., Ltd. is held indirectly through an associate which is not included in the above 20.00%.

18. INTERESTS IN ASSOCIATES (Cont'd)

Included in the cost of investment in associates is goodwill of RMB81,815,000 (2005: RMB81,815,000) arising on acquisitions of associates in prior years. The carrying amounts of goodwill at 31 December 2006 are related to the following associates:

	2006 & 2005 RMB'000
Jiangsu Yangzte Bridge Co., Ltd.	53,207
Suzhou Sujiahang Expressway Co., Ltd.	28,608
	81,815

The summarised financial information in respect of the Group's associates is set out below:

	2006 RMB'000	2005 RMB'000
Total assets	10,022,867	9,511,806
Total liabilities	(4,702,011)	(4,243,133)
Net assets	5,320,856	5,268,673
Group's share of net assets of associates	1,505,576	1,494,972
Revenue	1,584,606	1,556,001
Profit for the year	474,737	490,368
Group's share of result of associates for the year	128,265	135,995

19. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments at 31 December 2006 comprise:

	2006 RMB'000	2005 RMB'000
Unlisted equity securities, at cost	5,500	3,000

The above unlisted investments represent investments in unlisted equity securities. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

20. HELD-FOR-TRADING INVESTMENTS

Held for trading investments include:

	2006 RMB'000	2005 RMB'000
Equity securities listed in PRC	189	–
Gold bullion	37,595	–
	37,784	–

21. DEFERRED TAX ASSETS

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior year:

	Write-off of property, plant and equipment RMB'000	Impairment loss on other receivables RMB'000	Total RMB'000
At 1 January 2005	(78,044)	(4,540)	(82,584)
Charge (credit) to consolidated income statement for the year, as restated	78,044	(3,443)	74,601
At 31 December 2005	–	(7,983)	(7,983)
Credit to consolidated income statement for the year	–	(31)	(31)
At 31 December 2006	**–**	**(8,014)**	**(8,014)**

22. INVENTORIES

Inventories comprise petrol for sales, materials and spare parts for repairs and maintenance of toll roads infrastructures. All inventories are stated at cost.

23. PROPERTIES UNDER DEVELOPMENT

	2006 RMB'000	2005 RMB'000
Medium-term land use rights	10,443	–
Development costs	1,207	–
	11,650	–

24. PREPAYMENTS AND OTHER RECEIVABLES

	2006 RMB'000	2005 RMB'000
Receivable from liquidation of a former joint venture	18,812	19,812
Prepayments	4,377	5,513
Toll road fee	36,474	15,201
Others	58,529	38,465
	118,192	78,991
Less: Accumulated impairment losses	(24,853)	(24,556)
	93,339	54,435

25. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The short-term bank deposits carry interest at prevailing market rate at 0.72% (2005: 0.72%).

26. LONG-TERM BORROWINGS

	Maturity date		Effective interest rate		Carrying amount	
					2006	2005
	2006	2005	2006	2005	RMB'000	RMB'000
Unsecured bank loans	**2008-2016**	2008-2016	**5.71%**	5.68%	**4,400,000**	4,900,000
USD denominated Spain government loans *(Note)*	**2007-2026**	2007-2026	**1.00%**	1.00%	**38,694**	39,990
USD denominated buyer's credit loans *(Note)*	**–**	2001-2006	**–**	6.77%	**–**	6,643
					4,438,694	4,946,633

Note: These long-term borrowings were guaranteed by the Company's parent, Jiangsu Communications, which is a state-owned enterprise incorporated in the PRC.

The maturity of the above fixed-rate loans is as follows:

	2006 RMB'000	2005 RMB'000
Within one year	**1,935**	6,643
More than one year but not exceeding two years	**201,935**	1,999
More than two years but not exceeding three years	**501,935**	201,999
More than three years but not exceeding four years	**1,001,935**	702,000
More than four years but not exceeding five years	**501,935**	1,202,000
More than five years	**2,229,019**	2,831,992
	4,438,694	4,946,633
Less: Amount due within one year included in current liabilities	**(1,935)**	(6,643)
Amount due after one year	**4,436,759**	4,939,990

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are US$4,955,000 (2005: US$5,778,000).

26. LONG-TERM BORROWINGS (Cont'd)

At the balance sheet date, the Group has the following undrawn long-term borrowings facilities:

	2006 RMB'000	2005 RMB'000
Fixed rate		
– expiring beyond one year	**8,500,000**	9,850,000

27. SHORT-TERM BORROWINGS

	2006 RMB'000	2005 RMB'000
Short-term bond	**–**	3,912,026
Unsecured bank loans	**4,510,000**	450,000
	4,510,000	4,362,026

During the year ended 31 December 2005, the Company issued short-term bond of RMB4,000,000,000 to selected banking institutions. The net receipt of the short-term bond by the Company amounted to RMB3,886,400,000 after netting off the prepaid interest of RMB113,600,000, which is unsecured, at the effective interest at 2.92% per annum. The short-term bond was repaid on 22 September 2006 and 7 November 2006 respectively.

The bank loans are unsecured and repayable within one year and arranged at fixed interest rates at the range of 4.65% to 5.58% (2005: the range of 4.54% to 5.58%) and expose the Group to fair value interest rate risk. The fair value of the above Group's bank loans is estimated by discounting their future cash flows at the prevailing market borrowing rates based on the rates quoted by the People's Bank of China at the balance sheet date. The carrying amount of bank loans approximates to their fair value.

At the balance sheet date, the Group has the following undrawn short-term borrowings facilities:

	2006 RMB'000	2005 RMB'000
Fixed rate		
– expiring within one year	**200,000**	1,100,000

28. SHARE CAPITAL

	31.12.2005		Transfer		31.12.2006	
	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000
1. Non-tradable shares	3,665,747,500	3,665,748	(3,665,747,500)	(3,665,748)	–	–
2. Restricted tradable shares	–	–	3,617,747,500	3,617,748	3,617,747,500	3,617,748
3. Tradable shares						
H shares	1,222,000,000	1,222,000	–	–	1,222,000,000	1,222,000
A shares	150,000,000	150,000	48,000,000	48,000	198,000,000	198,000
Total	5,037,747,500	5,037,748	–	–	5,037,747,500	5,037,748

In accordance with the Company's state share reform proposal adopted by the Company's shareholders' meeting on 24 April 2006, the shareholders of the non-tradable shares which comprise the state shares, state legal person shares and legal person shares, in return for the conversion of those non-tradable shares into restricted tradable shares, offer a 3.2 shares for every 10 "A" shares held by the then holders of A-shares. As a result, an aggregate of 48,000,000 non-tradable shares are transferred to the then holders of A-shares by the non-tradable shareholders, and these 48,000,000 non-tradable shares are granted trading status on 16 May 2006.

The formerly non-tradable shares were also converted into tradable shares but subject to certain restrictions in their sale.

The non-tradable shares, restricted tradable shares, H shares and A shares have a par value of RMB 1 each and rank pari passu in all respects, except that ownership of non-tradable shares, restricted tradable shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

29. CAPITAL COMMITMENTS

	2006 RMB'000	2005 RMB'000
Commitments for:		
– acquisition of property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the consolidated financial statements	5,383	9,416

30. OTHER COMMITMENTS

As at 31 December 2006, the Group is committed to pay Ninglian Ningtong Management Office, an independent third party, a management service charge of RMB17,520,000 (2005: RMB13,718,000) at a fixed rate of 17% of the total toll revenue collected on Nanjing-Lianyungang Class 1 Highway per annum for a term of 30 years from 1 January 2000.

31. RETIREMENT BENEFITS SCHEME

The Group participates in the Jiangsu Provincial Retirement Scheme managed by Jiangsu Social Security Bureau (the "Bureau"). Pursuant to the relevant provisions, the Group is required to make a monthly contribution equivalent to 21% (2005: 21%) of the monthly salary in respect of its employees. The Bureau is responsible for pension payments to the retired employees of the Group and the Group has no further obligations.

The total cost charged to the consolidated income statement of RMB33,695,000 (2005: RMB27,456,000) represents contributions payable to these schemes by the Group in respect of the current accounting period. All the contributions had been paid over to the scheme as at 31 December 2006.

32. RELATED PARTY TRANSACTIONS

(a) During the year, the Group has the following significant transactions with the associates:

Name of associate	Nature of transactions	2006 RMB'000	2005 RMB'000
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road usage fee received	**8,400**	8,400
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Sales of petrol	**22,715**	–
Jiangsu Yangzte Bridge Co., Ltd.	Maintenance service income	**–**	959
Jiangsu Yangzte Bridge Co., Ltd.	Toll service expenses	**1,086**	1,034

32. RELATED PARTY TRANSACTIONS (Cont'd)

(b) At the balance sheet date, the Group have current accounts with the following related companies:

Name of associate

	2006 RMB'000	2005 RMB'000
Amounts due from:		
Suzhou Sujiahang Expressway Co., Ltd.	15,270	7,067
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	2,598	831
Jiangsu Yangzte Bridge Co., Ltd.	2,017	1,494
	19,885	9,392
Amounts due to:		
Suzhou Sujiahang Expressway Co., Ltd.	2,094	13,154
Jiangsu Yangzte Bridge Co., Ltd.	1,565	1,034
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	1,000	–
	4,659	14,188

The balances mainly represent receipts of toll fees collected, the deposit of petrol and expenses paid on behalf of the Group, which are unsecured, interest free and repayable within one year. The above current accounts were included in other receivables and other payables on the balance sheet.

(c) Disposal of an associate

Pursuant to a transfer agreement dated 30 May 2006, the Group transferred all of its equity interest in its associate, China Transportation at a total consideration of RMB4,082,000 to Jiangsu Expressway Information Engineering Co., Ltd., a company which is controlled by the Company's parent, Jiangsu Communication, details of which are set out in note 18.

32. RELATED PARTY TRANSACTIONS (Cont'd)

(d) Compensation of key management personnel

The remuneration of directors and other members of key management during the year were as follows:

	2006 RMB'000	2005 RMB'000
Short-term benefits	1,874	1,612
Post-employment benefits	208	184
	2,082	1,796

The remuneration of directors and key executives are determined by reference to the performance of individuals and market trends.

(e) Transactions and balances with other state-controlled entities in the PRC

In view of the Group's toll road business, the directors are of the opinion that it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions are with other stated-controlled entities.

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

33. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Details of the Company's subsidiaries, all of which are limited liability companies, as at 31 December 2006 are as follows:

Name	Place of registration and operations	Paid up registered capital RMB	Proportion of registered capital held by the Company Directly	Indirectly	Principal activities
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	PRC	850,000,000	85.00%	–	Construction, management and operation of expressway
Jiangsu Ninghu Investment Development Co., Ltd.	PRC	100,000,000	95.00%	–	Infrastructure and industrial investments
Jiangsu Sundian Engineering Co., Ltd.	PRC	35,000,000	–	95.50%	Construction and maintenance of expressway
Kunshan Feng Yuan Real Estate Development Co., Ltd.	Jiangsu, PRC	37,000,000	–	100%	Real estate development
Tong Yuan Trading Limited	Hong Kong, PRC	–	–	100%	Inactive

Kuanshan Feng Yuan Real Estate Development Co., Ltd. ("Feng Yuan") and Tong Yuan Trading Limited ("Tong Yuan") were newly established during the year ended 31 December 2006. Feng Yuan and Tong Yuan were all set up and funded by the subsidiary of the Company, Jiangsu Ninghu Investment Development Co., Ltd.

None of the subsidiaries had issued any debt securities at the end of the period.

Statutory name of the Company in Chinese and English:	江蘇寧滬高速公路股份有限公司 Jiangsu Expressway Company Limited
Abbreviation of Chinese name and English name:	寧滬高速 Jiangsu Expressway
Legal representative of the Company:	Shen Chang Quan
Secretary to the board of directors:	Yao Yong Jia
Telephone:	8625-8446 9332
Company secretary in Hong Kong:	Lee Wai Fun, Betty
Telephone:	852-2801 8008
Securities officers:	Jiang Tao, Lou Qing
Telephone:	8625-8436 2700-301835, 301836
Fax:	8625-8446 6643
E-mail address:	nhgs@jsexpressway.com
Registered office of the Company:	Jiangsu Communications Building 69 Shigu Road, Nanjing, Jiangsu Province, the PRC
Place of business of the Company:	238 Maqun Street, Nanjing Jiangsu Province, the PRC
Postcode:	210049
Website of the Company:	http://www.jsexpressway.com
E-mail address of the Company:	nhgs@public1.ptt.js.cn
Newspapers designated for regular announcements:	Shanghai Securities News, China Securities Journal South China Morning Post, Hong Kong Economic Times
Website designated for information disclosure:	www.sse.com.cn www.hkex.com.hk
Regular reports available at:	Hong Kong Registrars Limited 18/F., Hopewell Centre 183 Queen's Road East Wan Chai, Hong Kong Jiangsu Expressway Company Limited 238 Maqun Street, Nanjing, Jiangsu Province, the PRC Richards Butler 20th Floor, Alexandra House 16-20 Chater Road, Central, Hong Kong
Stock exchanges where the Company's shares are listed:	A share: Shanghai Stock Exchange Stock name of A shares: 寧滬高速 Stock code of A shares: 600377 H share: The Stock Exchange of Hong Kong Limited Stock name of H shares: Jiangsu Expressway Stock code of H shares: 0177 ADR: the United States of America Stock Name of ADR: JEXWW Security United Code: 477373104

Company Information



Registration date of the Company:	1 August 1992
Place of registration:	Nanjing, Jiangsu Province
Registration number of the business license of enterprise authorized as legal person:	3200001100976
Registration no. of taxation:	320003134762764
Domestic accountants:	Delloitte Touche Tohmatsu Certified Public Accountants Limited Office Address: 30th Floor, Bund Center 222 Yan An Road East Shanghai, the PRC
International auditors:	Deloitte Touche Tohmatsu Office Address: 35/F One Pacific Place 88 Queensway Hong Kong
Domestic legal advisor:	Jiangsu New Century Tongren Law Office Office Address: 5/F, 26 Beijing West Road Nanjing, the PRC
Hong Kong legal advisor:	Richards Butler Office Address: 20th Floor, Alexandra House 16-20 Chater Road, Central Hong Kong
Authorised representative under the Hong Kong Companies Ordinance:	Lee Wai Fun, Betty Office Address: 20th Floor, Alexandra House 16-20 Chater Road, Central Hong Kong
Hong Kong investor relations consultant:	Rikes Communications Limited Office Address: Room 1312, Wing On Centre 111 Connaught Road Central Hong Kong Telephone:(852) 2520 2201 Fax:(852) 2520 2241
Domestic share registrar and transfer office:	China Securities Depository & Clearing Corporation Limited, Shanghai Branch China Insurance Building 166 Lujiazui Road East Pudong New District, Shanghai, the PRC
Overseas share registrar and transfer office:	Hong Kong Registrars Limited 18/F, Hopewell Centre 183 Queen's Road East Wan Chai, Hong Kong

Documents Available for Inspection

The following documents were included:

(1) Copies of the annual report signed by the Chairman;

(2) Financial statements signed and sealed by the legal representative, the chief accounting officer and the person-in-charge of an accounting institution;

(3) Original copy of the auditors' report sealed by the CPA firm, and sealed and signed by a certified accountant;

(4) Original copies of all company documents and announcements published in the designated press by the China Securities Regulatory Commission during the reporting period.

(5) Articles of Association of the Company;

(6) Copies of annual reports released in other stock exchanges.

The above documents are available for inspection at the Secretariat Office of the Board at 238 Maqun Street, Nanjing, the PRC

Shen Chang Quan
Chairman of the Board
Jiangsu Expressway Company Limited

23 March 2007
Nanjing, the PRC

Appendix



1. Description of the Toll Roads and Bridges

Jiangsu Section of Shanghai-Nanjing Expressway

Shanghai-Nanjing Expressway was completed and opened to traffic in September 1996. This two-way 4-lane closed-end expressway starts from Maqun of Nanjing in the west and ends at Anting of Shanghai in the east. Its trunk road is 248.21 km long. There are six service areas and 18 tollgates along the expressway. The total investment in such construction amounted to RMB6,157 million. Shanghai-Nanjing Expressway, as the main trunk road connecting Jiangsu and Shanghai, maintains a faster pace of increase in traffic flow and toll income.

In June 2004, the Company invested approximately RMB10.54 billion in the expansion project of Shanghai-Nanjing Expressway. The expansion project will expand the Jiangsu Section of Shanghai-Nanjing Expressway to a two-way 8-lane road and is expected to be fully completed in 2006. The operating period of the Jiangsu Section of Shanghai-Nanjing Expressway upon completion will extend by five years until 2032.

The Jiangsu Section of G312

The Jiangsu Section of G312 starts from Dongyang of Nanjing in the west and ends at Anting of Shanghai in the east, measuring 271.1km long. It was completed and opened to traffic in December 1991. It has 6 tollgates and is an open Class 2 highway. In June 1997, the Company invested RMB1,346 million to acquire its 15-year toll collection operating right.

The expansion works of the Jiangsu Section of G312 were completed and converted into a two-way 4-lane class 1 highway in December 2005. Upon the completion, the Jiangsu Section of G312 measures 282 km long. In June 2004, the Company invested RMB2.7 billion to acquire an extended 12-year toll collection operating right upon completion of the expansion. The toll collection operating period will be extended to 2024.

The Nanjing Section of Nanjing-Lianyungang Highway

The Nanjing Section of Nanjing-Lianyungang Highway is an integral part of the major road connecting the Jiangsu Province from southwestern to the northeastern direction. It starts from Luhe of Nanjing and ends at Tianchang of Anhui Province. It was completed and opened to traffic in September 1996. Being 29.8 km long, it is a two-way 4-lane closed-end expressway with 1 tollgate. The Company invested RMB448 million in December 1999 to acquire its 30-year toll collection operating right. The operating period is up to 2029.

Guangjing Expressway

Guangjing Expressway starts from Guanglin of Taixin in the north and ends at the northern end of Jiangyin Yangtze River Bridge in the south. It was completed and opened to traffic in September 1999. Being a two-way 6-lane closed-end expressway, it has a total length of 17.2 km and one tollgate. Its operating period is up to 2029.



Xicheng Expressway

Xicheng Expressway starts from the southern end of Jiangyin Yantze River Bridge in the north and ends at Qiangxiang of Wuxi in the south. It was completed and opened to traffic in September 1999. Being a two-way 6-lane closed-end expressway, it has a total length of 35km. There are one service area and four tollgates along this expressway. Its operating period is up to 2029.

Jiangyin Yangtze River Bridge

Jiangyin Yangtze River Bridge is a long span steel suspension bridge. It was completed and opened to traffic in September 1999. Having a total length of 3,071m, it is designed as a two-way 6-lane expressway with one tollgate. Its operating period is up to 2029. Jiangyin Yangtze River Bridge, together with Guangjiang Expressway and Xicheng Expressway, serve as the main parts of the national truck linking Tongjiang to Sanya, and Beijing to Shanghai, which prove to be an important link between the southern and northern parts of Jiangsu.

The Jiangsu Section of the Sujiahang Expressway

The Jiangsu Section of Sujiahang Expressway is a two-way 4-lane closed-end expressway. It has a total length of 100.1km which is divided into the southern section and the northern section. The southern section stretches from Suzhou to Wujiang, measuring 54.4 km long. It was completed and opened to traffic in December 2002. The northern section stretches from Changsu to Suzhou, measuring 45.7km long. It was completed and opened to traffic in November 2003. There are two service areas and ten tollgates along the Jiangsu Section of Sujiahang Expressway. It is a traffic hub between Jiangsu Province and Zhejiang Province. Its operating period is up to 2032.

(2) Vehicle Classification and Toll Rates

Vehicle classification and toll rates for expressways

Vehicle Class and Specifications			Toll Coefficient	Toll Rate (RMB/km)	Minimum Toll (RMB)
Class	Passenger vehicle	Truck			
1	≤ 7-seater		1	0.45	15
		≤ 2 tons	1.5	0.675	15
2	8 seater - 19 seater		1.5	0.675	15
		2 tons - 5 tons (including 5 tons)	2	0.90	20
3	20 seater - 39 seater		2	0.90	20
		5 tons-10 tons (including 10 tons)	2.5	1.125	20
4	≥ 40 seater		2	0.90	20
		10 tons-15 tons (including 15 tons) 20' CTN	3	1.35	30
5		> 15 tons 40' CTN	3.5	1.575	30



Vehicle classification and toll rates for Jiangyin Yangtze Bridge

Class	Vehicle Class and Specifications: Passenger vehicle	Vehicle Class and Specifications: Truck	Toll Rate (RMB/vehicle)
1	≤ 7-seater		25
		≤ 2 tons	35
2	8 seater - 19 seater		35
		2 tons - 5 tons (including 5 tons)	60
3	20 seater - 39 seater		60
		5 tons - 10 tons (including 10 tons)	85
4	≥ 40 seater		60
		10 tons-15 tons (including 15 tons) 20' CTN	95
5		> 15 tons 40' CTN	100

Vehicle classification and toll rates for general highways

Class	Vehicle Class and Specifications: Passenger vehicle	Vehicle Class and Specifications: Truck	Toll Rates for Panjia Garden Toll Station (RMB/vehicle)	Toll Rates for Gunan Toll Station (RMB/vehicle)	Toll Rates for the Stations of Shanghai-Nanjing Section of G312 at Wangting, Luoshe, Benniu and Daijiamen (RMB/vehicle)
	Small Tractor, Regular Tricycle		5	20	5
1	≤ 7-seater		10	30	10
		≤ 2 tons	12	30	12
2	8 seater - 19 seater		12	30	12
		2 tons - 5 tons (including 5 tons)	15	40	20
3	20 seater - 39 seater		15	40	20
		5 tons - 10 tons (including 10 tons)	25	80	30
4	≥ 40 seater		15	40	20
		10 tons - 15 tons (including 15 tons) 20' CTN	30	100	40
5		> 15 tons 40' CTN	45	120	60

The toll for a vehicle carrying two 20' Standard CTN is subject to the above toll rate for a vehicle carrying a 40' CTN.



3. Toll Rates by Weight for Goods Vehicles

Toll Rates by Weight for Normal Vehicles (vehicles which are not overloaded)

1. Toll rates by weight for closed-end expressways

   The basic toll rate is RMB0.09/ton per km. Subject to the actual total vehicle axle limit, vehicles below 10 tons will be charged at the basic toll rate; those between 10 tons and 40 tons will be charged at a rate which is reduced in a linear manner from RMB0.09/ton per km to RMB0.04/ton per km. Vehicles over 40 tons will be charged at RMB0.04/ton per km. Vehicles having total axle limit below 5 tons will be counted as 5 tons and be charged accordingly; and RMB20 will be charged for any weight toll of less than RMB20.

2. Toll rates by weight for Jiangyin Yangtze Bridge

   The basic toll rate is RMB6.00/ton per vehicle. Subject to the actual total vehicle weight, vehicles below 10 tons will be charged at RMB6.00/ton per vehicle; those between 10 tons and 40 tons will be charged at a rate which is reduced in a linear manner from RMB6.00/ton per vehicle to RMB3.00/ton per vehicle. Vehicles over 40 tons will be charged at RMB3.00/ton per vehicle. Vehicles having total weight below 5 tons will be counted as 5 tons and be charged accordingly.

3. Toll rates by weight for general highways

   The basic toll rate is RMB1.50/ton per vehicle. Subject to the actual total vehicle axle limit, vehicles below 10 tons will be charged at the basic toll rate; those between 10 tons and 40 tons will be charged at a rate which is reduced in a linear manner from RMB1.50/ton per vehicle to RMB1.10/ton per vehicle. Vehicles over 40 tons will be charged at RMB1.10/ton per vehicle. RMB12 will be charged for any weight toll of less than RMB12.

4. Toll rates charged by certain toll stations are as follows:

Toll Rates I (toll rate by weight)	Goods Vehicles below 10 tons	RMB/ton per vehicle	1.5	Panjia Garden Toll Station of Nanjing-Lianyugang Highway
	Goods Vehicle between 10 tons to 40 tons		1.5-1.1	
	Goods Vehicles over 40 tons		1.1	
Toll Rate II (toll rate by weight)	Goods Vehicles below 10 tons	RMB/ton per vehicle	2	Toll Stations of the Shanghai-Nanjing Section of G312 at Suzhou Wangting, Wuxi Luoshe, and Zhangzhou Benniu
	Goods Vehicle between 10 tons to 40 tons		2-1.47	
	Goods Vehicles over 40 tons		1.47	

Higher Tolls on Overloaded Vehicles

Higher toll rates on overloaded goods vehicles are determined on the basis of the excesses of total weights over aggregate axle limits (or total weight limit), and the specific toll rates are as follows:

1. Tolls will be charged for vehicles of normal weight or overloaded within 30% at the rates by weight for normal vehicles.

2. For vehicles overloaded between 30% and 50% (including 50%), tolls will be charged for the portions which are of normal weight and overloaded within 30% at the rates by weight for normal vehicles whereas tolls for the remaining portion will be charged at the basic rate x 2.

3. For vehicles overloaded between 50% and 100% (including 100%), tolls will be charged for the portions which are of normal weight and overloaded within 30% at the rates by weight for normal vehicles whereas tolls for the remaining portion will be charged at the basic rate x 3.

4. For vehicles overloaded above 100%, tolls will be charged for the portions which are of normal weight and overloaded within 30% at the rates by weight for normal vehicles whereas tolls for the excess portion will be charged at the basic rate x 4.

Confirmation Opinion to 2006 Annual Report by Directors and Senior Management

The Company's directors and senior management hereby confirm in writing that they have reviewed the annual report for the year and are of the opinion that there are no false representations or misleading statements contained in or material omissions from this report; and that they shall be severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Directors

Shen Chang Quan

Xie Jia Quan

Zhang Wen Sheng

Sun Hong Ning

Chen Xiang Hui

Fan Yu Shu

Cui Xiao Long

Chang Yung Tsung

Fang Hung, Kenneth

Yang Xiong Sheng

Fan Cong Lai

Senior Management

Qian Yong Xiang

Liu Wei

Zhao Jia Jun

Yao Yong Jia

Jiangsu Expressway Company Limited
23 March 2007



Shandong Province
Lianyungang
連雲港
Fenshui-Guanyun Expressway
Xinyi
新沂
Xuzhou
徐州
Lianyungang-Xuzhou Expressway
Xuzhou-Suqian Expressway
Suqian
宿遷
Nanjing-Lianyungang Expressway
Jiangsu Province
江蘇省
Yellow Sea
黃海
Nanjing-Xuzhou Expressway
Huaian
淮安
Lianyungang-Nantong Expressway
Xinyi-Jiangdu Expressway
Yancheng
鹽城
Anhui Province
Hongzehu Lake
洪澤湖
Anfeng
安豐
Gaoyouhu Lake
高郵湖
Nanjing-Yancheng Expressway
Jiangyan
姜堰
Jiangdu
江都
Luhe
六合
Yangzhou
揚州
Nanjing-Nantong Expressway
Guangling
廣陵
Nantong
南通
Dongyangfang
東陽坊
Jiangsu Section of G312
Zhenjing
鎮江
Jingjiang
靖江
Haimen
海門
Nanjing
南京
Shanghai-Nanjing Expressway
Danyang
丹陽
Yangtze River
長江
Jiangyin
江陰
Qidong
啟東
常州
Riverine Expressway
沿江高速公路
Lishui
溧水
Caoqiao
漕橋
Wuxi
無錫
Wuxi-Yixing Expressway
Liyang
溧陽
Yixing
宜興
Taicang
太倉
Anting
安亭
Suzhou
蘇州
Taihu Lake
太湖
Shanghai
上海
Zhejiang Province
寧滬公司資產
the Assets of the Company
已建成的高速公路
Completed Expressway
在建中的高速公路
Expressway Under Construction

集團公路分布圖
The Group's Highway Network



Yantai
Qingdao
青島
Lianyungang
連雲港
Shanghai 上海
Hangzhou 杭州
Ningbo 寧波
Fuzhou
福州
Foshan
佛山
Haikou
海口
Sanya
三亞

Tongjiang to Sanya
同江至三亞

Beijing to Zhuhai
北京至珠海

Lianyungang to Houcheng
連雲港至霍成

Shanghai to Chengdu
上海至成都

Beijing to Shanghai
北京至上海

END